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INDEX TO FINANCIAL

As confidentially submitted to the Securities and Exchange Commission on August 11, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Match Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	26-427817 (I.R.S. Employer Identification Number)

8300 Douglas Avenue
Suite 800
Dallas, TX 75225
Telephone: (214) 576-9352
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gregg J. Winiarski
Executive Vice President and General Counsel
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011
Telephone: (212) 314-7300
Facsimile: (212) 314-7309
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Andrew J. Nussbaum Ante Vucic Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common stock, par value $0.001 per share

(1)    Includes           shares of common stock that the underwriters have the option to purchase to cover overallotments, if any.

(2)    Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 11, 2015

Preliminary Prospectus

                         shares

Common stock

This is an initial public offering of common stock by The Match Group, Inc. The estimated initial public offering price is between $           and $           per share.

We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol "         ."

Following this offering, we will have two classes of authorized common stock: common stock and Class B common stock. The rights of the holders of the shares of common stock and Class B common stock generally are identical, except with respect to voting and conversion. Each share of common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time at the election of the holder into one share of common stock. Holders of our common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. IAC/InterActiveCorp, or IAC, which is our parent company, will own all of the shares of outstanding Class B common stock, representing approximately                  % of our total outstanding shares of common stock and Class B common stock, referred to together herein as our capital stock, and approximately                  % of the total voting power of our outstanding capital stock upon completion of this offering (or approximately         % of our total outstanding shares of capital stock and approximately         % of the total voting power of our outstanding capital stock, if the underwriters exercise in full their option to purchase additional shares of our common stock in this offering). As a result of IAC's ownership of all of our Class B common stock following this offering, we will be a "controlled company" under the Marketplace Rules of the NASDAQ Stock Market.

We are an "emerging growth company" under the federal securities laws and, as such, will be subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See "Risk factors," beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$(1)
Underwriting discounts and commissions(2)	$	$(1)
Proceeds to us, before expenses	$	$(1)

(1)    Assumes no exercise of the underwriters' option to purchase additional shares of our common stock described below.

(2)    See "Underwriting" for additional disclosure regarding underwriting discounts, commissions and estimated offering expenses.

We have granted the underwriters an option for a period of 30 days to purchase from us up to                       additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions. See "Underwriting."

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                  , 2015.

J.P. Morgan	Allen & Company LLC

                       , 2015

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to "we," "our," "us," "The Match Group," "the Company," and "our company" refer to The Match Group, Inc. and its combined subsidiaries.

i

In this prospectus, references to "North America" refer to the United States and Canada; references to "Western Europe" refer to Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom; references to "other selected countries" refer to Argentina, Australia, Brazil, Chile, China, Colombia, Costa Rica, Czech Republic, Greece, Hong Kong SAR, Hungary, Iceland, India, Indonesia, Israel, Japan, South Korea, Kuwait, Malaysia, Mexico, New Zealand, Philippines, Poland, Romania, the Russian Federation, Singapore, South Africa, Thailand, Turkey, Ukraine, United Arab Emirates and Vietnam; references to "monthly active users," or MAU, means users who logged in through our mobile or web applications in the last 28 days as of the date of measurement; and references to "paid members" means users with a paying membership at that time.

References to our "certificate of incorporation" refer to our Amended and Restated Certificate of Incorporation and references to our "bylaws" refer to our Amended and Restated By-laws, as each will be in effect upon the completion of this offering.

We have made rounding adjustments to some of the figures in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data that is based on industry publications and studies conducted by independent third parties, including survey data reported from a July 31, 2015 survey conducted by Research Now. References in this prospectus to the size of our target users and addressable market are based on population data from the World Bank, marital status from the United Nations, internet penetration rates from the Economist Intelligence Unit and percentage of singles from Research Now, and where we make projections involving growth rates of the single population, we assume the single population in each country grows in line with the projected growth rate of the country's total population. Although we believe that such data included in this prospectus is reliable, we have not independently verified the data, which is inherently imprecise. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. Forward-looking information obtained from third-party sources is subject to the same qualifications and the uncertainties regarding the other forward-looking statements in this prospectus. See "Risk factors" and "Cautionary note regarding forward-looking statements."

For investors outside the United States: Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

ii

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our common stock in this offering. You should read the entire prospectus carefully, including the section titled "Risk factors," before making an investment decision.

Business

Our mission

Establishing a romantic connection is a fundamental human need. Whether it's a good date, a meaningful relationship or an enduring marriage, romantic connectivity lifts the human spirit. Our mission is to increase romantic connectivity worldwide.

Who we are

The Match Group is the world's leading provider of dating products. We operate a portfolio of over 45 brands, including Match, OkCupid, Tinder, Meetic, Twoo, OurTime, BlackPeopleMeet and FriendScout24, each designed to increase our users' likelihood of finding a romantic connection. Through our portfolio of trusted brands, we provide tailored products to meet the varying preferences of our users. We currently offer our dating products in 38 languages across more than 190 countries, and we had over                   million monthly active users, or MAU, and over four million paid members, using our dating products as of June 30, 2015.

Our target market includes all adults in North America, Western Europe and other select countries around the world who are not in a committed relationship and who have access to the internet, which according to a study conducted by                  in                  was estimated at more than               million adults. Consumer preferences within this population vary significantly, influenced in part by demographics, geography, religion and sensibility. As a result, the market for dating products is fragmented, and no single product has been able to effectively serve the dating category as a whole.

Given wide ranging consumer preferences, we approach the category with a brand portfolio strategy, through which we attempt to offer dating products that collectively appeal to the broadest spectrum of consumers. We believe that this approach maximizes our ability to capture additional users, as demonstrated by our MAU and paid member count compound annual growth rates between December 31, 2011 and June 30, 2015 of                  and 13%, respectively. We apply a centralized discipline to learnings, best practices and technologies across our brands in order to increase growth, reduce costs and maximize profitability. This approach allows us to quickly introduce new products and features, optimize marketing strategies, reduce operating costs and more effectively deploy talent across the organization.

In recent years, we have benefitted from the shift to mobile technology, which has significantly increased both our number of users and the overall usage of our brands. Recognizing the importance of this trend, we now offer substantially all of our dating brands via mobile devices, which has allowed us to target previously underserved markets as well as increase the level of user engagement across our more established brands. User engagement on Match is over 35% higher on mobile devices than it is on desktop, so this device migration has a meaningful positive impact on the vibrancy of our user community. According to mobile analytics firm AppAnnie, during the three months ending June 30, 2015, we operated three of the top five revenue grossing dating applications across the Apple App Store and Google Play Store in the United States, and two of the top five worldwide.

Substantially all of our dating revenue is derived directly from our users. The significant majority of that revenue comes from recurring membership fees, which typically provide unlimited access to a bundle of features for a specific period of time, and the balance from à la carte features, where users pay a fee for a specific action or event. Each of our brands offers a combination of free and paid features targeted to its unique community. On a brand-by-brand basis, our monetization decisions seek to optimize user growth, revenue and the vibrancy and productivity of the relevant community of users. In addition to direct revenue from our users, we generate revenue from online advertisers who pay to reach our large audiences.

In addition to our dating business, we also operate a non-dating business in the education industry through our ownership of The Princeton Review. The Princeton Review provides a variety of test preparation, academic tutoring and college counseling services.

Our revenue increased from $713.4 million in 2012 to $803.1 million in 2013 and then to $888.3 million in 2014, representing year-over-year increases of 13% and 11%, respectively. In 2012, 2013 and 2014, we generated Adjusted EBITDA of $236.5 million, $271.2 million, and $273.4 million, respectively, and operating income of $186.6 million, $221.3 million and $228.6 million, respectively. See "Selected historical combined financial and other information" for a description of how we define Adjusted EBITDA and a reconciliation of Adjusted EBITDA to operating income.

Market opportunity

Connecting with people and fostering relationships are critical needs that influence everyone's happiness. As a result, the dating market presents a significant opportunity for The Match Group. We consider our addressable market to be all adults in North America, Western Europe and other select countries around the world who are not in committed relationships and have access to the internet, which according to                           , is estimated at more than                million people.

In countries with developed economies such as the United States, our addressable market has been expanding due to the aging population, increasing internet use among older adults and growth in singles as a percent of the total population. In countries with emerging economies, such as India and China, growth in the addressable market is driven by similar factors, most notably pronounced growth in internet access. Overall, our addressable market is expected to grow from approximately               million to               million by                  , assuming the single population in each country grows in line with the projected growth rate of the country's total population.

Enabling dating in a digital world

Prior to the proliferation of computers and mobile devices, human connections traditionally were limited by social circles, geography and time. Today, the adoption of the internet and mobile technology has significantly expanded the ways in which people can build relationships, create new interactions and develop romantic connections.

We believe dating products serve as a natural extension of the traditional means of meeting people and provide a number of benefits for their users, including:

•
Expanded options:  Dating products provide users access to a large number of like-minded people they otherwise would not have a chance to meet.

•
Efficiency:  The search and matching features, as well as the profile information available on dating products, allow users to filter a large number of options in a short period of time, increasing the likelihood that users will make a connection with someone.

•
More comfort and control:  Compared to the traditional ways that people meet, dating products provide an environment that makes the process of reaching out to new people less uncomfortable. This leads to many people who would otherwise be passive participants in the dating process taking a more active role.

•
Convenience:  The nature of the internet and the proliferation of mobile devices allow users to connect with new people at any time of the day, regardless of where they are.

When selecting a dating product, we believe that users consider the following attributes:

•
Brand recognition:  Brand is very important. Users generally associate strong dating brands with a higher likelihood of success and a higher level of security.

•
Successful experiences:  Demonstrated success of other users attracts new users through word-of-mouth recommendations. Successful experiences also drive repeat usage.

•
Community identification:  Users typically look for dating products that offer a community with which the user most strongly associates. By selecting a dating product that is focused on a particular demographic, religion, geography or intent (for example, casual dating or more serious relationships), users can increase the likelihood that they will make a connection with someone with whom they identify.

•
Product features and user experience:  Users tend to gravitate towards dating products that offer features and user experiences that resonate with them, such as question-based matching algorithms, location-based features, offline events or searching capabilities. User experience is also driven by the type of user interface (for example, swiping versus scrolling), a particular mix of free and paid features, ease of use and security. Users expect every interaction with a dating product to be seamless, intuitive and secure.

Our competitive advantages

We believe the following attributes provide us with competitive advantages in the dating business:

•
Strong brand recognition:  A strong brand is one of the primary factors people consider when choosing a dating product. Brands drive organic traffic, significantly affect ranking in search engines and app stores and increase the efficiency of paid marketing. Strong nationally recognized brands in the dating category traditionally take many years to build. According to Research Now, three of the top five dating brands by awareness in North America are owned by us, and 88% of singles in North America are aware of at least one of our brands.

•
Scale:  Significant scale of users in the local markets in which a dating brand operates is an advantage in providing the most effective user experience. Large scale offers more opportunities for potential connections and leads to better outcomes for a brand's users, which in turn drives a higher frequency of word-of-mouth recommendations from satisfied users, which is then multiplied across a broader base of users, creating a reinforcing loop in which scale drives further scale. We currently own and operate three of the top five brands in North America measured in terms of active users, and we believe that this scale is one of the big competitive advantages for our principal brands.

•
Multi-brand approach to customer acquisition:  We have more brands than any other participant in our category. Our multi-brand approach allows us to provide dating products that appeal to a wide spectrum of users. By positioning what we believe to be the most relevant brand to each user segment, we are able to achieve greater reach at lower overall customer acquisition costs. Additionally, we are increasingly cross-selling from one brand to another, thus further reducing our acquisition costs. During the six months ended June 30, 2015, our Match brand and other target-demographic brands in North America generated approximately 11% of new registrations via cross-selling.

•
Scale-driven customer acquisition competency:  We efficiently utilize online and offline advertising to increase brand awareness and drive new user registrations. Our long history and significant scale has allowed us to develop analytical and operational approaches that we believe are more sophisticated than any of our single brands would be able to develop as a standalone company. No one else in the category approaches the scale of our paid customer acquisition efforts, as measured by Kantor Media based on marketing spend as of June 30, 2015.

•
Monetization expertise:  On a brand-by-brand basis, we continually test and customize our offerings to determine which features to offer for a fee and which features to offer for free. Over the course of our operating history, these tests have helped us develop significant expertise in maximizing revenue while maintaining a brand's ability to attract new users and maintain a vital and active community of users. We believe that our approach to monetization is more sophisticated than any of our single brands would have been able to develop on its own.

•
Ability to monetize through advertising:  Given the significant size and diversity of our user base, advertisers could reach more than                   million MAU across our brands as of June 30, 2015. We offer advertisers the ability to customize their advertisements based on analytics we collect about user interests and behavior. We believe that our scale and analytics-driven marketing make us more attractive to advertisers as compared to our competitors.

•
Commitment to product development:  Each of our brands has a robust product roadmap. Product development and innovation are generally brand-specific and significant resources are devoted to constant improvements of our various products. Accordingly, we have multiple product development teams working at any given time on a variety of features at a breadth that, we believe, could not be replicated by any of our single brands as standalone entities.

•
Shared learning:  While maintaining each brand's unique character, we facilitate knowledge and experience sharing across our portfolio in the areas of customer acquisition, monetization and product development. While each brand generally is responsible for its own progress in these areas, the ability for each to quickly leverage the successes of other brands and avoid their failures, substantially increases the success rates for each brand in each of these key drivers of business performance.

•
Demonstrated ability to incubate new businesses:  We have a history of successfully introducing new dating brands. For example, OurTime was launched in 2011 and Tinder in 2012. We expect to continue to devote resources to developing new dating products and believe our industry expertise and significant cash flow provide a unique ability to succeed in this endeavor.

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Identifying opportunistic acquisitions:  We have developed a core competency for identifying, acquiring, integrating and scaling businesses. Since January 2009, we have invested approximately $739.0 million to acquire 25 new brands for our dating portfolio, including OkCupid, Meetic and Twoo.

Our strategy

We are pursuing the following principal strategies to grow our dating business:

•
Focusing on product development:  We devote substantial resources to developing new features and functionalities for our products. We believe there are meaningful improvements that can be made to the efficacy and appeal of products in our category, both through existing and emerging technologies. Increasing product efficacy and appeal are two of the major drivers of increased category adoption.

•
Becoming even more mobile:  We are increasingly concentrated on mobile development. During the six months ended June 30, 2015, 68% of our new registrations were from a mobile device. We are currently allocating resources to more rapidly increase our mobile development, which we believe represents a significant growth opportunity for our business.

•
Improving customer acquisition efforts:  We continue to focus heavily on exploiting our traditional paid acquisition channels, including offline media, with the intent to reach new customers, increase the demand for dating products and drive repeat usage. Additionally, we are developing our expertise in paid mobile acquisition and digital video channels. Finally, we are focused on expanding the virality of our brands and maintaining a high rank in app stores. We believe we have the ability to expand our marketing reach over time.

•
Dynamically monetizing our brands:  We will continue to optimize pricing and the bundle of free and paid offerings for each brand. We also expect to continue to develop new features that will both improve the user experience and increase the number of people willing to pay for the use of our products. We believe that most of our products have the opportunity to increase both the percentage of users who are paid members and the amount that those users pay us over time.

•
Continuing to expand our portfolio:  In the past, we have successfully completed acquisitions such as OkCupid, Meetic, and Twoo as well as launched Tinder and OurTime. Each acquisition or new product launch has resulted in increased adoption levels either within a geography or a demographic. We intend to continue to pursue strategic opportunities in existing and new markets globally, and expect that additional growth will be generated through these pursuits.

•
Leveraging our portfolio:  We believe we are only scratching the surface in terms of the benefits that ownership of multiple brands brings to our company. We will continue to optimize our operations across brands to reduce both fixed and variable costs, increase success rates in product development and customer acquisition, and accelerate speed to market.

Organizational approach

We operate a portfolio of brands that both compete and collaborate with each other. We attempt to empower individual business leaders with the authority and incentives to grow each of our brands. Our businesses compete with each other and with third-party businesses in our category on brand characteristics, product features and business model. We also centrally attempt to facilitate excellence and efficiency across the entire portfolio by:

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centralizing certain administrative areas like legal, HR and finance across the entire portfolio to enable each brand to focus more completely on growth;

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developing talent across the portfolio to deploy the best talent in the most critical positions across the company at any given time; and

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sharing data to leverage product and marketing successes across our businesses rapidly for competitive advantage.

Relationship with IAC/InterActiveCorp

We are currently a wholly-owned subsidiary of IAC/InterActiveCorp. Upon completion of this offering, IAC will own all of the                   shares of our outstanding Class B common stock, representing approximately                  % of our total outstanding shares of capital stock and approximately                  % of the total voting power of our outstanding capital stock (or approximately                  % of our total outstanding shares of capital stock and approximately                  % of the total voting power of our outstanding capital stock, if the underwriters exercise in full their option to purchase additional shares of our common stock in this offering).

We intend to enter into various agreements with IAC for administrative and other services, including a master transaction agreement, an employee matters agreement, a tax sharing agreement, a services agreement and an investor rights agreement. For more information regarding these agreements, see "Certain relationships and related party transactions."

Proposed acquisition of PlentyOfFish

On July 13, 2015, we entered into a stock purchase agreement to acquire all of the outstanding equity interests in Plentyoffish Media Inc., or PlentyOfFish, for aggregate consideration of $575.0 million, subject to a customary post-closing adjustment based on, among other things, the amount of cash, debt and working capital in the business at the closing date.

We currently anticipate that the acquisition of PlentyOfFish will close in the fourth quarter of 2015, although there can be no assurance that the acquisition will close in a timely manner or at all.

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will continue to be an emerging growth company until the earliest to occur of:

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the last day of the fiscal year following the fifth anniversary of this offering;

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the last day of the fiscal year in which we have more than $1.0 billion in annual revenues;

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the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of our common stock and Class B common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30; or

•
the date on which we have issued more than $1.0 billion of non-convertible debt during the prior three-year period.

Until we cease to be an emerging growth company, we may take advantage of reduced reporting requirements generally unavailable to other public companies. Those provisions allow us to:

•
provide less than five years of selected financial data in an initial public offering registration statement;

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provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and

•
not provide an auditor attestation of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, and exempts an emerging growth company such as us from Sections 14A(a) and (b) of the Securities Exchange Act of 1934, or the Exchange Act, which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation.

We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part. In addition, for so long as we qualify as an emerging growth company, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission, or the SEC, and proxy statements that we use to solicit proxies from our stockholders.

We have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this prospectus, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

Corporate information

We were incorporated in the State of Delaware on February 12, 2009. Our principal executive offices are located at 8300 Douglas Avenue, Dallas, Texas, 75225, and our telephone number is (214) 576-9332. Our website address is                                  . Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

The offering

Shares of common stock offered by us	shares.
Option to purchase additional shares of common stock	shares.
Shares to be outstanding after this offering:
Common stock	shares of common stock (or shares if the underwriters exercise their option to purchase additional shares of our common stock in full).
Class B common stock	shares of Class B common stock.
Voting rights:
Common stock voting rights	One vote per share, representing, in the aggregate, approximately % of the combined voting power of our capital stock outstanding after this offering (or % if the underwriters exercise in full their option to purchase additional shares of our common stock).
Class B common stock voting rights	Ten votes per share, representing, in the aggregate, approximately % of the combined voting power of our capital stock outstanding after this offering (or % if the underwriters exercise in full their option to purchase additional shares of our common stock).
Use of proceeds	Assuming an initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $ (or $ if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting underwriting discounts and commissions and estimated offering expenses.
We currently intend to pay $ of the net proceeds of this offering to IAC immediately upon completion of the offering as repayment of indebtedness and/or as a dividend declared prior to the completion of this offering and to use the remainder for general corporate purposes.
See "Use of proceeds."
Dividends	Other than the dividend to IAC described under "Use of proceeds," we do not expect to pay cash dividends on our common stock or our Class B common stock in the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our common stock or Class B common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, business strategy, regulatory and contractual restrictions, general economic conditions and other factors that our board of directors deems relevant. See "Dividend policy."

Listing	We intend to apply to list our common stock on the NASDAQ Global Select Market under the trading symbol " ."
Risk factors	Investing in our common stock involves risks. See "Risk factors," beginning on page 13, for a discussion of certain factors that you should carefully consider before making an investment decision.

The number of shares of our common stock and Class B common stock to be outstanding after this offering is based on no shares of common stock and                  shares of Class B common stock to be outstanding immediately prior to the consummation of this offering. Unless otherwise noted, references in this prospectus to number of shares outstanding exclude:

•
vested options to purchase                  shares of our common stock at a weighted average exercise price of $                  per share, which were outstanding as of June 30, 2015;

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unvested options to purchase                  shares of our common stock at a weighted average exercise price of $                  per share, which are scheduled to vest within 60 days of, and were outstanding as of, June 30, 2015;

•
                  shares of our common stock which are issuable upon the settlement of equity awards granted in certain of our subsidiaries which were outstanding as of June 30, 2015; and

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                  shares of our common stock which are issuable upon the settlement of unvested equity awards granted in certain of our subsidiaries which are scheduled to vest within 60 days of, and were outstanding as of, June 30, 2015; and

•
                  shares of our common stock which may become issuable to IAC as reimbursement for compensation expenses related to IAC equity awards held by our employees. See "Certain relationships and related party transactions—Employee matters agreement" and "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies Stock-based compensation."

Prior to the offering, the equity awards that relate to our common stock or the common stock of certain of our subsidiaries are settlable in shares of IAC common stock. Upon completion of the offering, the options that relate to our common stock will be exercisable for shares of our common stock, and the equity awards that relate to our subsidiaries will be settlable, at IAC's election, in shares of IAC common stock or in shares of our common stock. See "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies—Stock-based compensation."

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus and assumes:

•
an initial public offering price of $                  per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus;

•
that the underwriters' option to purchase additional shares of our common stock is not exercised; and

•
the filing of a certificate of amendment, which will occur immediately prior to the consummation of this offering, to, among other things, (i) authorize the creation of our Class B common stock and (ii) amend and redesignate our common stock outstanding immediately prior to the consummation of this offering as Class B common stock.

Summary historical combined financial and other information

The following summary historical combined financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 has been derived from our audited combined financial statements included elsewhere in this prospectus. The following summary historical combined financial information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 has been derived from our unaudited interim combined financial statements included elsewhere in this prospectus. The unaudited interim combined financial statements have been prepared on the same basis as our audited combined financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. Our historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

Our historical combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of IAC. The combined financial statements reflect the historical financial position, results of operations and cash flows of the businesses that now make up The Match Group, Inc. since their respective dates of acquisition by IAC and the allocation to us of certain IAC corporate expenses relating to us and our businesses based on the historical financial statements and accounting records of IAC. In the opinion of our management, the assumptions underlying our historical combined financial statements, including the basis on which the expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that we may have incurred as an independent, stand-alone company for the periods presented. Our historical combined financial statements may not reflect what our actual financial position, results of operation and cash flows would have been if we had been an independent, stand-alone company for the periods presented. For the purposes of our financial statements, our income taxes have been computed on an as-if standalone, separate tax return basis.

The information presented below should be read in conjunction with the information under "Management's discussion and analysis of financial condition and results of operations" and our audited and unaudited combined financial statements, including the notes thereto, appearing elsewhere in this prospectus.

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

	(in thousands)
Combined statement of operations information:
Revenue	$713,449	$803,089	$888,268	$209,785	$235,069
Operating costs and expenses:
Cost of revenue (exclusive of depreciation)	72,794	85,945	120,024	24,145	38,953
Selling and marketing expense	304,597	321,870	335,107	101,577	111,965
General and administrative expense	76,711	93,641	117,890	23,273	29,738
Product development expense	38,921	42,973	49,738	12,479	16,451
Depreciation	16,341	20,202	25,547	5,778	7,045
Amortization of intangibles	17,455	17,125	11,395	1,837	3,877

Total operating costs and expenses	526,819	581,756	659,701	169,089	208,029

Operating income	186,630	221,333	228,567	40,696	27,040
Interest expense—related party	(29,489)	(34,307)	(25,541)	(9,755)	(2,179)
Other (expense) income, net	(7,428)	217	12,610	(5)	9,307

Earnings before income taxes	149,713	187,243	215,636	30,936	34,168
Income tax provision	(59,432)	(60,616)	(67,277)	(11,088)	(8,288)

Net earnings	90,281	126,627	148,359	19,848	25,880
Net (earnings) loss attributable to noncontrolling interests	(4,606)	(1,624)	(595)	(130)	326

Net earnings attributable to The Match Group, Inc. shareholder	$85,675	$125,003	$147,764	$19,718	$26,206

Other combined financial information:
Adjusted EBITDA(1)	$236,490	$271,231	$273,448	$53,281	$33,250

(1)    In considering the financial performance of the business, management and our chief operating decision maker analyze the primary financial performance measure of Adjusted EBITDA. Adjusted EBITDA is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of (i) amortization of intangible assets and impairments of goodwill and intangible assets and (ii) gains and losses recognized on changes in the fair value of contingent consideration arrangements. For a reconciliation of Adjusted EBITDA to operating income, see "Selected historical combined financial and other information."

	As of December 31,
			As of March 31, 2015
	2013	2014

	(in thousands)
Combined balance sheet information:
Cash and cash equivalents	$125,226	$127,630	$119,685
Total current assets	174,966	195,102	194,910
Total assets	1,292,122	1,308,034	1,255,744
Total liabilities	390,848	504,580	507,651
Total shareholder equity	877,026	799,776	744,511

Key metrics

In connection with the management of our business, we identify, measure and assess a variety of key metrics. The principal metrics we use in managing our dating business are set forth below:

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

	(in thousands, except ARPPU)
Direct Revenue:(1)
North America	$454,996	$493,729	$525,928	$127,011	$138,522
International	233,531	260,340	273,599	69,341	63,364

Total Direct Revenue	688,527	754,069	799,527	196,352	201,886

Indirect Revenue(2)	24,922	34,128	36,931	8,680	8,261

Total Dating Revenue	$713,449	$788,197	$836,458	$205,032	$210,147

Average PMC:(3)
North America	1,920	2,169	2,404	2,356	2,553
International	876	1,020	1,097	1,086	1,179

Total	2,796	3,189	3,501	3,442	3,732

ARPPU:(4)
North America	$0.65	$0.62	$0.60	$0.60	$0.60
International	$0.73	$0.70	$0.68	$0.71	$0.60
Total	$0.67	$0.65	$0.63	$0.63	$0.60

(1)    "Direct Revenue" is revenue that is directly received from an end user of our products.

(2)    "Indirect Revenue" is revenue that is not received directly from an end user of our products, substantially all of which is currently advertising revenue.

(3)    "Average PMC" is calculated by summing the number of paid members, or paid member count (PMC), at the end of each day in the relevant measurement period and dividing it by the number of calendar days in that period.

(4)   "ARPPU" or Average Revenue per Paying User, is Direct Revenue in the relevant measurement period divided by the Average PMC in such period divided by the number of calendar days in such period.

Risk factors

Investing in our common stock involves risks. In addition to the other information contained in this prospectus, you should carefully consider the following risks before deciding to purchase shares of our common stock in this offering. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to "Cautionary note regarding forward-looking statements" for more information regarding forward-looking statements.

Risks relating to our business

The limited operating history of our newer dating brands and products makes it difficult to evaluate our current business and future prospects.

We seek to tailor each of our dating brands and products to meet the preferences of specific communities of users. Building a given brand or product is generally an iterative process that occurs over a meaningful period of time and involves considerable resources and expenditures. Although certain of our newer brands and products have experienced significant growth over relatively short periods of time, you cannot necessarily rely on the historical growth rates of these brands and products as an indication of future growth rates for our newer brands and products generally. We have encountered, and may continue to encounter, risks and difficulties as we build our newer brands and products. The failure to successfully address these risks and difficulties could adversely affect our business, financial condition and results of operations.

The dating industry is competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

The dating industry is competitive, with a consistent stream of new products and entrants. Some of our competitors may enjoy better competitive positions in certain geographical regions or user demographics that we currently serve or may serve in the future. These advantages could enable these competitors to offer products that are more appealing to users and potential users than our products or to respond more quickly and/or cost-effectively than us to new or changing opportunities.

In addition, within the dating industry generally, costs for consumers to switch between products are low, and consumers have a propensity to try new approaches to connecting with people. As a result, new products, entrants and business models are likely to continue to emerge. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology or distribution channel, creating a new approach to connecting people or some other means. If we are not able to compete effectively against our current or future competitors and products that may emerge, the size and level of engagement of our user base may decrease, which could have an adverse effect on our business, financial condition and results of operations.

Each of our dating products monetizes users at different rates. If a meaningful migration of our user base from our higher monetizing dating products to our lower monetizing dating products were to occur, it could adversely affect our business, financial condition and results of operations.

We own, operate and manage a large and diverse portfolio of dating products. Each dating product has its own mix of free and paid features designed to optimize the user experience and revenue generation from that product's community of users. In general, the mix of features for the various dating products within our more established brands leads to higher monetization rates per user than the mix of features for the various dating products within our newer brands. If a significant portion of our user base were to migrate to our less profitable brands, our business, financial condition and results of operations could be adversely affected.

Our growth and profitability rely, in part, on our ability to attract and retain users through cost-effective marketing efforts. Any failure in these efforts could adversely affect our business, financial condition and results of operations.

Attracting and retaining users for our dating products involve considerable expenditures for online and offline marketing. Historically, we have had to increase our marketing expenditures over time in order to attract and retain users and sustain our growth.

Evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as traditional television viewership declines and as consumers spend more time on mobile devices rather than desktop computers, the reach of many of our traditional advertising channels is contracting. Similarly, as consumers communicate less via e-mail and more via text messaging and other virtual means, the reach of e-mail campaigns designed to attract new and repeat users (and retain current users) for our dating products is adversely impacted. To continue to reach potential users and grow our businesses, we must identify and devote more of our overall marketing expenditures to newer advertising channels, such as mobile and online video platforms as well as targeted campaigns in which we communicate directly with potential, former and current users via new virtual means. Generally, the opportunities in and sophistication of newer advertising channels are relatively undeveloped and unproven, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the advertising industry. Any failure to do so could adversely affect our business, financial condition and results of operations.

Communicating with our members via email is critical to our success, and any erosion in our ability to communicate in this fashion could adversely affect our business, financial condition and results of operations.

As consumer habits evolve in the era of smart phones and messaging/social networking apps, usage of email, particularly among our younger users, has declined. It is possible that such decline will continue or accelerate. Registered users that we acquire across our brands may convert into paid members over an extended period of time. One of our primary means of communicating with our users and keeping them engaged with our products is via email, using the email address provided by a user at the time of initial registration. Our ability to communicate via email enables us to keep our users updated on activity with respect to their profile, present or suggest new or interesting users from the community, invite them to offline events and present discount and free trial offers, among other things. Email communication is also an important means of re-engaging with users whose paid memberships may have lapsed or who may have become less engaged with our products. Any erosion in our ability to communicate successfully with our users via email could have an adverse impact on user experience and our ability to convert non-paying users into paid members. While we continually work to find new means of communicating and connecting with our members (for example, through push notifications), there is no assurance that such alternative means of communication will be as effective as email has been. Any failure to develop or take advantage of new means of communication could have an adverse effect on our business, financial condition and results of operations.

In addition to a shift away from email usage generally, deliverability restrictions imposed by third party email providers could limit or prevent our ability to send emails to our users. Any such restrictions could curtail our ability to communicate with our users and engage them in the use of our products, detract from user experience, or make it more difficult to convert our users into paid members.

Our quarterly results or operating metrics could fluctuate significantly, which could cause the trading price of our common stock to decline.

Our quarterly results and operating metrics have fluctuated historically and we expect that they could continue to fluctuate in the future as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

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the timing, size and effectiveness of our marketing efforts;

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fluctuations in the rate at which we attract new users, the level of engagement of such users and the propensity of such users to subscribe to our brands or to purchase á la carte features;

•
increases or decreases in our revenues and expenses caused by fluctuations in foreign currency exchange rates;

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the timing, size and effectiveness of non-marketing operating expenses that we may incur to grow and expand our operations and to remain competitive;

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the performance, reliability and availability of our technology, network systems and infrastructure and data centers;

•
operational and financial risks we may experience in connection with historical and potential future acquisitions; and

•
general economic conditions in either domestic or international markets.

The occurrence of any one of these factors, as well as other factors, or the cumulative effect of the occurrence of one or more of such factors could cause our quarterly results and operating metrics to fluctuate significantly. As a result, quarterly comparisons of results and operating metrics may not be meaningful.

In addition, the variability and unpredictability of our quarterly results or operating metrics could result in our failure to meet our expectations, or those of any of our investors or of analysts that cover our company, with respect to revenues or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially.

Foreign currency exchange rate fluctuations could adversely affect our results of operations.

We operate in various international markets, primarily in various jurisdictions within the European Union. During fiscal year 2014 and the three months ended March 31, 2015, 35% and 31% of our total revenues, respectively, were international revenues. Our primary exposure to foreign currency exchange risk relates to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. dollar, primarily the Euro.

As foreign currency exchange rates fluctuate, the translation of our international results into U.S. dollars affects the period-over-period comparability of our U.S dollar-denominated operating results. For example, the average Euro to U.S. dollar exchange rate was 18% lower in the first quarter of 2015 than it was in the first quarter of 2014, which significantly reduced our revenue. Our total revenue, dating revenue and international dating revenue for the three months ended March 31, 2015, as compared to the three months period ended March 31, 2014, would have increased approximately 18%, 8% and 9%, respectively, as compared to the reported increases of 12% and 2% and a decrease of 8%, respectively, had foreign currency exchange rates remained constant during such period.

Historically, we have not hedged any foreign currency exposures. Our international operations' continued growth and expansion into new countries increases our exposure to foreign exchange rate fluctuations. These fluctuations could have a significant impact on our future results of operations.

Distribution of our dating products depends, in significant part, on a variety of third party publishers and mobile app stores. If these third parties limit or prohibit the distribution of our dating products in any material way, it could adversely affect our business, financial condition and results of operations.

We market and distribute our dating products (including related mobile applications) through a variety of third party publishers and distribution channels. Our ability to market our brands on any given property or channel is subject to the policies of the relevant third party. Certain publishers and channels have, from time to time, limited or prohibited advertisements for dating products for a variety of reasons, including as a result of poor behavior by other industry participants. There is no assurance that we will not be limited or prohibited from using certain current or prospective marketing channels in the future. If this were to happen in the case of a significant marketing channel and/or for a significant period of time, our business, financial condition and results of operations could be adversely affected.

Additionally, our mobile applications are increasingly accessed through the Apple App Store and the Google Play Store. Both Apple and Google have broad discretion to change their respective terms and conditions applicable to the distribution of our applications, and to interpret their respective terms and conditions in ways that may limit or eliminate our ability to distribute our applications through their stores. There is no assurance that Apple or Google will not limit or eliminate the distribution of our applications. If either or both of them did limit or eliminate our distribution, our business, financial condition and results of operations could be adversely affected.

As the distribution of our dating products through app stores increases, in order to maintain our profit margins, we may need to offset increasing app store fees by decreasing traditional marketing expenditures, increasing user volume or monetization per user or by engaging in other efforts to increase revenue or decrease costs generally, or our business, financial condition and results of operations could be adversely affected.

As our user base continues to shift to mobile solutions, we increasingly rely on the Apple App Store and the Google Play Store to distribute our mobile applications and related in-app products. We determine the price at which our mobile applications and in-app products are sold in the Apple App Store and the Google Play Store and, in exchange for distributing our mobile applications and in-app products, we pay Apple and Google, as applicable, a share (currently 30%) of the revenue we receive from these transactions. As the distribution of our dating products through app stores increases, we may need to offset these increased app store fees by decreasing traditional marketing expenditures as a percentage of revenue, increasing user volume or monetization per user, or by engaging in other efforts to increase revenue or decrease costs generally, or our business, financial condition and results of operations could be adversely affected.

Our success depends, in part, on the integrity of our systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.

In order for us to succeed, our systems and infrastructures must perform well on a consistent basis. From time to time, we may experience system interruptions that make some or all of our systems or data unavailable and prevent our products from functioning properly for our users; any such interruption could arise for any number of reasons. Further, our systems and infrastructures are vulnerable to damage from fire, power loss, telecommunications failures and similar events. While we have backup systems in place for certain aspects of our operations, our systems and infrastructures are not fully redundant, disaster recovery planning is not sufficient for all eventualities and our property and business interruption insurance coverage may not be adequate to compensate us fully for any losses that we may suffer. Any interruptions or outages, regardless of the cause, could negatively impact our users' experiences with our products, tarnish the reputation of our brands and decrease demand for our products, any or all of which could adversely affect our business, financial condition and results of operations.

We also continually work to expand and enhance the efficiency and scalability of our technology and network systems to improve the experience of our users, accommodate substantial increases in the volume of traffic to our various dating products and to keep up with changes in technology and user preference. Any failure to do so in a timely and cost-effective manner could adversely affect our users' experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could adversely affect our business, financial condition and results of operations.

We are currently undertaking a significant and complex update to the technology relating to some of our businesses, and failure to complete this project in a timely and effective manner could adversely affect our business.

We are currently in the process of an ongoing consolidation and streamlining of the technology and network systems and infrastructures of a number of our businesses, including Match, OurTime and Meetic. The goal of this project is to modernize, optimize and improve the scalability and cost-effectiveness of these systems and infrastructures and to increase our ability to deploy product changes more rapidly across devices and product lines. We have budgeted significant human and financial resources for these efforts and if we experience delays, inefficiencies or operational failures, we will incur additional costs, which would adversely affect our profitability. Moreover, these efforts may not be successful generally, may not be completed in a timely or cost-effective manner, may not result in the cost savings or other benefits we anticipate and may disrupt operations, any or all of which could adversely affect our business, financial condition and results of operations.

We may not be able to protect our systems and infrastructures from cyber attacks and may be adversely affected by cyber attacks experienced by third parties.

We are frequently under attack by perpetrators of random or targeted malicious technology-related events, such as cyber attacks, computer viruses, worms or other destructive or disruptive software or distributed denial of service attacks. While we have invested heavily in the protection of our systems and infrastructures and in related training, there can be no assurance that our efforts will prevent significant breaches in our systems or other such events from occurring. Any cyber or similar attack we are unable to protect ourselves against could damage our systems and infrastructure, prevent us from providing our products, erode our reputation and brands and/or be costly to remedy.

The impact of cyber security events experienced by third parties with whom we do business (or upon whom we otherwise rely in connection with our day-to day operations) could have a similar effect on us. Moreover, even cyber or similar attacks that do not directly affect us or third parties with whom we do business may result in a loss of consumer confidence generally, which could make users less likely to use or continue to use our products. The occurrence of any of these events could have an adverse effect on our business, financial condition and results of operations.

Our success depends, in part, on the integrity of third party systems and infrastructures.

We rely on third parties, primarily data center service providers, as well as third party computer systems, broadband and other communications systems and service providers, in connection with the provision of our products generally, as well as to facilitate and process certain transactions with our users. We have no control over any of these third parties or their operations.

Problems experienced by third party data center service providers upon whom we rely, the telecommunications network providers with whom they contract or with the systems through which telecommunications providers allocate capacity among their customers could also adversely affect us. Any changes in service levels at our data centers or any interruptions, outages or delays in our systems or those of our third party providers, or deterioration in the performance of these systems, could impair our ability to provide our products or process transactions with our users, which would adversely impact our business, financial condition and results of operations.

If the security of personal and confidential user information that we maintain and store is breached or otherwise accessed by unauthorized persons, it may be costly to mitigate the impact of such an event and our reputation could be harmed.

We receive, process, store and transmit a significant amount of personal user and other confidential information and enable our users to share their personal information with each other. In some cases, we retain third party vendors to store this information. We continuously develop and maintain systems to protect the security, integrity and confidentiality of this information, but cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If any such event were to occur, we may not be able to remedy the event, and we may have to expend significant capital and resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. If a breach of our security (or the security of our vendors and partners) occurs, the perception of the effectiveness of our security measures and our reputation may be harmed, we could lose current and potential users and the recognition of our various brands and their competitive positions could be diminished, any or all of which could adversely affect our business, financial condition and results of operations.

Unauthorized access of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

Security breaches or other unauthorized access to, or the use or transmission of, personal user information could result in a variety of claims against us, including privacy-related claims. There are numerous laws in the countries in which we operate regarding privacy and the storage, sharing, use, processing, disclosure and protection of this kind of information, the scope of which are changing, inconsistent and conflicting and subject to differing interpretations. For example, the European Commission has proposed and is currently debating comprehensive privacy and data protection reforms in the European Union, certain developing countries in which we do business are currently considering adopting privacy and data protection laws and regulations, and legislative proposals concerning privacy and the protection of user information are often pending before the U.S. Congress and various U.S. state legislatures.

While we believe that we comply with industry standards and applicable laws and industry codes of conduct relating to privacy and data protection, there is no assurance that we will not be subject to claims that we have violated applicable laws or codes of conduct or that we will be able to successfully defend against such claims.

Any failure or perceived failure by us (or the third parties with whom we have contracted to store such information) to comply with applicable privacy laws, privacy policies or privacy-related contractual obligations or any compromise of security that results in unauthorized access to personal information may result in governmental enforcement actions, significant fines, litigation, claims of breach of contract and indemnity by third parties and adverse publicity. In the case of such an event, our reputation may be harmed, we could lose current and potential users and the competitive positions of our various brands could be diminished, any or all of which could adversely affect our business, financial condition and results of operations.

We are subject to a number of risks related to credit card payments, including data security breaches and fraud that we or third parties experience, any of which could adversely affect our business, financial condition and results of operations.

We accept payment from our users primarily through credit card transactions and certain online payment service providers. The ability to access credit card information on a real time-basis without having to proactively reach out to the consumer each time we process an auto-renewal payment or a payment for the purchase of a premium feature on any of our dating products is critical to our success.

When we or a third party experiences a data security breach involving credit card information, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third party's customer base and the greater the number of credit card accounts impacted, the more likely it is that our users would be impacted by such a breach. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that we would not be able to reach all affected users, and even if we could, some users' new credit card information may not be obtained and some pending transactions may not be processed, which could adversely affect our business, financial condition and results of operations.

Even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant user effort.

Additionally, if we fail to adequately prevent fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, any of which could adversely affect our business, financial condition and results of operations.

Inappropriate actions by certain of our users could be attributed to us and damage our brands' reputation, which in turn could adversely affect our business.

The reputation of our brands may be adversely affected by the actions of our users that are deemed to be hostile, offensive, defamatory, inappropriate or unlawful. While we monitor and review the appropriateness of the content accessible through our dating products and have adopted policies regarding illegal or offensive use of our dating products, our users could nonetheless engage in activities that violate our policies. These safeguards may not be sufficient to avoid harm to our reputation and brands, especially if such hostile, offensive or inappropriate use is well-publicized.

In addition, it is possible that a user of our products could be physically, financially, emotionally or otherwise harmed by an individual that such user met through the use of one of our products. If one or more of our users suffers or alleges to have suffered any such harm, we could experience negative publicity or legal action that could damage our reputation and our brands. Similar events affecting users of our competitors' dating products could result in negative publicity for the dating industry generally, which could in turn negatively affect our business. Concerns about such harms and the use of dating products and social networking platforms for illegal conduct, such as romance scams and financial fraud, could produce future legislation or other governmental action that could require changes to our dating products, restrict or impose additional costs upon the conduct of our business generally or cause users to abandon our dating products.

We may fail to adequately protect our intellectual property rights or may be accused of infringing the intellectual property rights of third parties.

We rely heavily upon our trademarks and related domain names and logos to market our brands and to build and maintain brand loyalty and recognition, as well as upon trade secrets. We also rely, to a lesser extent, upon patented and patent-pending proprietary technologies relating to matching process systems and related features and products.

We also rely on a combination of laws, and contractual restrictions with employees, customers, suppliers, affiliates and others, to establish and protect our various intellectual property rights. For example, we have generally registered and continue to apply to register and renew, or secure by contract where appropriate, trademarks and service marks as they are developed and used, and reserve, register and renew domain names as we deem appropriate. Effective trademark protection may not be available or may not be sought in every country in which our products are made available and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available.

We also generally seek to apply for patents or for other similar statutory protections as and if we deem appropriate, based on then-current facts and circumstances, and will continue to do so in the future. No assurances can be given that any patent application we have filed or will file will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors and similar technologies. In addition, no assurances can be given that third parties will not create new products or methods that achieve similar results without infringing upon patents we own.

Despite these measures, our intellectual property rights may still not be protected in a meaningful manner, challenges to contractual rights could arise or third parties could copy or otherwise obtain and use our intellectual property without authorization. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names, as well as impede our ability to effectively compete against competitors with similar technologies, any of which could adversely affect our business, financial condition and results of operations.

From time to time, we have been subject to legal proceedings and claims, including claims of alleged infringement of trademarks, copyrights, patents and other intellectual property rights held by third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

We operate in various international markets, including certain markets in which we have limited experience. As a result, we face additional risks in connection with certain of our international operations.

Our brands are available in over 190 countries. Our international revenue represented 35% and 31% of our total revenue for the fiscal year ended December 31, 2014 and three months ended March 31, 2015, respectively.

Operating internationally, particularly in countries in which we have limited experience, exposes us to a number of additional risks, including:

•
operational and compliance challenges caused by distance, language and cultural differences;

•
difficulties in staffing and managing international operations;

•
differing levels of social and technological acceptance of our dating products or lack of acceptance of them generally;

•
foreign currency fluctuations;

•
restrictions on the transfer of funds among countries and back to the United States and costs associated with repatriating funds to the United States;

•
differing and potentially adverse tax laws;

•
multiple, conflicting and changing laws, rules and regulations, and difficulties understanding and ensuring compliance with those laws by both our employees and our business partners, over whom we exert no control;

•
competitive environments that favor local businesses;

•
limitations on the level of intellectual property protection; and

•
trade sanctions, political unrest, terrorism, war and epidemics or the threat of any of these events.

The occurrence of any or all of the events described above could adversely affect our international operations, which could in turn adversely affect our business, financial condition and results of operations.

We may experience operational and financial risks in connection with acquisitions.

We have made numerous acquisitions in the past and we continue to seek potential acquisition candidates. We may experience operational and financial risks in connection with historical and future acquisitions if we are unable to:

•
properly value prospective acquisitions, especially those with limited operating histories;

•
successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with our existing operations and systems;

•
successfully identify and realize potential synergies among acquired and existing businesses;

•
retain or hire senior management and other key personnel at acquired businesses; and

•
successfully manage acquisition-related strain on our management, operations and financial resources and those of the various brands in our portfolio.

In addition, we may not be successful in addressing other challenges encountered in connection with our acquisitions. The anticipated benefits of one or more of our acquisitions may not be realized or the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events or trends, which could result in significant impairment charges. The occurrence of any these events could have an adverse effect on our business, financial condition and results of operations.

We will incur some increased costs and devote substantial management time as a result of operating as a public company.

We expect that the obligations of being a public company, including public reporting and investor relations obligations, will require new expenditures, place new demands on our management and will require the hiring of additional personnel. While IAC will continue to provide us with certain corporate and shared services related to corporate functions for a period of time for negotiated fees, we also expect that we will need to implement additional systems and hire additional personnel to adequately function as a public company. We cannot precisely predict the amount and timing of these significant expenditures. See "—Risks related to our ongoing relationship with IAC—The services that IAC will provide to us following the initial public offering may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services if we no longer receive these services from IAC."

We may not realize the potential benefits from our initial public offering.

We may not realize the benefits that we anticipate from our initial public offering. These benefits include the following:

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enabling us to allocate our capital more efficiently;

•
providing us with direct access to the debt and equity capital markets;

•
improving our ability to pursue acquisitions through the use of shares of our common stock as consideration; and

•
enhancing our market recognition with investors.

We may not achieve the anticipated benefits from our initial public offering for a variety of reasons. For example, the process of operating as an independent public company may distract our management from focusing on our business and strategic priorities. In addition, although we will have direct access to the debt and equity capital markets following the offering, we may not be able to issue debt or equity on terms acceptable to us or at all. The availability of tradable shares of our common stock for use as consideration for acquisitions also will not ensure that we will be able to successfully pursue acquisitions or that the acquisitions will be successful. We also may not fully realize the anticipated benefits from our initial public offering if any of the matters identified as risks in this "Risk factors" section were to occur. If we do not realize the anticipated benefits from our initial public offering for any reason, our business may be adversely affected.

We are subject to litigation and adverse outcomes in such litigation could have an adverse effect on our financial condition.

We are, and from time to time may become, subject to litigation and various legal proceedings, including litigation and proceedings related to intellectual property matters and privacy and consumer protection laws, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. The defense of these actions may be both time consuming and expensive. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigations or legal proceedings could result in liability that, to the extent not covered by our insurance, could have an adverse effect on our business, financial condition and results of operations.

Risks related to our ongoing relationship with IAC

IAC controls our company and will have the ability to control the direction of our business.

After the completion of this offering, IAC will own all of the shares of our Class B common stock, representing approximately          % of the total outstanding shares of our capital stock and approximately          % of the total voting power of our outstanding capital stock (or          % of the total outstanding shares of our capital stock and         % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our common stock). As long as IAC owns shares of Class B common stock representing a majority of the total voting power of our outstanding capital stock, it will be able to control any corporate action that requires a stockholder vote, regardless of the vote of any other stockholder. As a result, IAC will have the ability to control significant corporate activities, including:

•
the election of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•
acquisitions or dispositions of businesses or assets, mergers or other business combinations;

•
issuances of shares of our common stock and our capital structure;

•
corporate opportunities that may be suitable for us and IAC, subject to the corporate opportunity provisions in our certificate of incorporation, as described below;

•
our financing activities, including the issuance of additional debt and equity securities, or the incurrence of other indebtedness generally;

•
the payment of dividends; and

•
the number of shares available for issuance under our equity incentive plans for our prospective and existing employees.

This voting control will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that stockholders other than IAC do not view as beneficial. This voting control may also discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares. Furthermore, after the expiration of the 180-day lock-up period, IAC generally has the right at any time to sell or otherwise dispose of the shares of our capital stock that it owns, including the ability to transfer a controlling interest in us to a third party, without your approval and without providing for a purchase of your shares. See "Shares eligible for future sale."

Even if IAC owns shares of Class B common stock representing less than a majority of the total voting power of our outstanding capital stock, so long as IAC retains shares representing a significant percentage of our total voting power, IAC will have the ability to substantially influence these significant corporate activities.

In addition, pursuant to the investor rights agreement we will enter with IAC, IAC has the right to maintain its level of ownership in our Company to the extent we issue additional shares of our capital stock in the future and, pursuant to the employee matters agreement we will enter with IAC, IAC may receive payment for certain compensation expenses through receipt of additional shares of our stock. For a more complete summary of our agreements with IAC, see "Certain relationships and related party transactions."

Until such time as IAC no longer controls or has the ability to substantially influence us, we will continue to face the risks described in this "Risk factors" section relating to IAC's control of us and the potential conflicts of interest between IAC and us.

Our certificate of incorporation could prevent us from benefiting from corporate opportunities that might otherwise have been available to us.

Our certificate of incorporation will include a "corporate opportunity" provision in which we renounce any interests or expectancy in certain corporate opportunities. Generally, neither IAC nor our officers or directors who are also officers or directors of IAC will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of IAC, directs or transfers such corporate opportunity to IAC, or does not communicate information regarding such corporate opportunity to us. The corporate opportunity provision may exacerbate conflicts of interest between IAC and us because the provision effectively permits one of our directors or officers who also serves as an officer or director of IAC to choose to direct a corporate opportunity to IAC instead of to us.

IAC's interests may conflict with our interests and the interests of our stockholders. Conflicts of interest between IAC and us could be resolved in a manner unfavorable to us and our public stockholders.

Various conflicts of interest between us and IAC could arise.                  of our              directors are current or former members of the board of directors or executive officers of IAC. Ownership interests of directors or officers of IAC in our stock and ownership interests of our directors and officers in the stock of IAC, or a person's service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions relating to our company. These decisions could include:

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corporate opportunities;

•
the impact that operating decisions for our business may have on IAC's consolidated financial statements;

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the impact that operating or capital decisions (including the incurrence of indebtedness) for our business may have on IAC's indebtedness or the covenants under that indebtedness;

•
business combinations involving us;

•
our dividend policy;

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management stock ownership; and

•
the intercompany services and agreements between IAC and us.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with IAC in the future.

In addition, disputes may arise between IAC and us relating to our past and ongoing relationship, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

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tax, employee benefit, indemnification and other matters arising from this offering;
•
the nature, quality and pricing of services IAC agrees to provide to us;
•
sales or other disposal by IAC of all or a portion of its ownership interest in us; and
•
business combinations involving us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by IAC, we may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Our historical and pro forma combined financial information may not be representative of the results we would have achieved as a public company and may not be a reliable indicator of our future results.

The historical and pro forma combined financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a public company during the periods presented or those that we will achieve in the future. Our combined financial statements reflect the historical financial position, results of operations and cash flows of our various businesses since their respective dates of acquisition by IAC and the allocation to us by IAC of expenses for certain functions based on various methodologies. We have not adjusted our historical and pro forma combined financial information to reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a public company, including anticipated increased costs associated with public company reporting and other obligations. Accordingly, our historical and pro forma combined financial information may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future.

We will be a "controlled company" as defined in the NASDAQ rules, and will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, IAC will own more than 50% of the total voting power of our share capital and we will be a "controlled company" under the Marketplace Rules of the NASDAQ Stock Market, or the Marketplace Rules. As a "controlled company," certain exemptions under the NASDAQ standards will free us from the obligation to comply with certain Marketplace Rules related to corporate governance, including the requirements:

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that a majority of our board of directors consists of "independent directors," as defined under the Marketplace Rules;

•
that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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that we have a nominating/governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Accordingly, for so long as we are a "controlled company," you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Marketplace Rules.

In order to preserve the ability of IAC to distribute its shares of our capital stock on a tax-free basis, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees, which could hurt our ability to grow.

Under current laws, IAC must retain beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock, if any, in order to effect a tax-free distribution of our shares held by IAC to its stockholders. IAC has advised us that it does not have any present intention or plans to undertake such a tax-free distribution. However, IAC currently intends to use its majority voting interest to cause us to retain its ability to engage in such a transaction. This intention may cause IAC to not support transactions we wish to pursue that involve issuing shares of our common stock, including for capital raising purposes, as consideration for an acquisition or as equity incentives to our employees. The inability to pursue such transactions, if it occurs, may adversely affect our company. See "—IAC controls our company and will have the ability to control the direction of our business" and "—IAC's interests may conflict with our interests and the interests of our stockholders. Conflicts of interest between IAC and us could be resolved in a manner unfavorable to us and our public stockholders."

Our agreements with IAC will require us to indemnify IAC for certain tax liabilities and may limit our ability to engage in desirable strategic or capital raising transactions, including following any distribution by IAC of our capital stock to its stockholders.

In connection with the offering, we will enter into a tax sharing agreement with IAC. Under the tax sharing agreement, we generally will be responsible and will be required to indemnify IAC for (i) all taxes imposed with respect to any consolidated, combined or unitary tax return of IAC or one of its subsidiaries that includes us or any of our subsidiaries to the extent attributable to us or any of our subsidiaries, as determined under the tax sharing agreement, and (ii) all taxes imposed with respect to any consolidated, combined, unitary or separate tax returns of us or any of our subsidiaries. To the extent IAC failed to pay taxes imposed with respect to any consolidated, combined or unitary tax return of IAC or one of its subsidiaries that includes us or any of our subsidiaries, the relevant taxing authority could seek to collect such taxes (including taxes for which IAC is responsible under the tax sharing agreement) from us or our subsidiaries.

Under the tax sharing agreement, we generally will be responsible for any taxes and related amounts imposed on IAC or us that arise from the failure of a future spin-off of IAC's retained interest in us to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 368(a)(1)(D) and/or Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, to the extent that the failure to so qualify is attributable to (i) a breach of the relevant representations and covenants made by us in the tax sharing agreement or any representation letter provided in support of any tax opinion or ruling obtained by IAC with respect to the U.S. federal income tax treatment of such spin-off, or (ii) an acquisition of our equity securities.

To preserve the tax-free treatment of any potential future spin-off by IAC of its interest in us, and in addition to our indemnity obligation described above, the tax sharing agreement will restrict us, for the two-year period following any such spin-off, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of shares of our stock would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing our shares other than in certain open-market transactions, (iv) ceasing to actively conduct our businesses or (v) taking or failing to take any other action that prevents the distribution and related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 368(a)(1)(D) and/or Section 355 of the Code.

The indemnity obligations and other limitations could have an adverse effect on our business, financial condition and results of operations. For a more complete description of the tax sharing agreement, see "Certain relationships and related party transactions—Tax sharing agreement."

Future sales or distributions of our shares by IAC could depress our common stock price.

After this offering, and subject to the lock-up period described below, IAC will have the right to sell or distribute to its stockholders all or a portion of our Class B common stock that it holds. Although as of the date of this prospectus IAC has advised us that it does not have any present intention or plans to undertake such a sale or distribution, sales by IAC in the public market or distributions to its stockholders of substantial amounts of our stock in the form of common stock or Class B common stock, or the filing by IAC of a registration statement relating to a substantial amount of our stock, could depress the price of our common stock.

In addition, IAC will have the right, subject to certain conditions, to require us to file registration statements covering the sale of its shares or to include its shares in other registration statements that we may file. In the event IAC exercises its registration rights and sells all or a portion of its shares of our capital stock, the price of our common stock could decline. See "Shares eligible for future sale—Registration rights."

The services that IAC will provide to us following the initial public offering may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Prior to completion of this offering, IAC has provided to us significant corporate and shared services related to corporate functions such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, tax, treasury and other services. Following this offering, we expect IAC to continue to provide many of these services for a fee provided in the services agreement described in "Certain relationships and related party transactions." IAC will not be obligated to provide these services in a manner that differs from the nature of the service today, and thus we may not be able to modify these services in a manner desirable to us as a stand-alone public company. Further, if we no longer receive these services from IAC, we may not be able to perform these services ourselves, or to find appropriate third-party arrangements at a reasonable cost, and the cost may be higher than that charged by IAC.

Risks related to this offering

The dual class structure of our capital stock has the effect of concentrating voting control with holders of our Class B common stock and limiting your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our common stock, which is being offered by us in this initial public offering, has one vote per share. When this offering is completed, IAC, as holder of all of our outstanding Class B common stock, will beneficially own shares representing         % of the total voting power of our outstanding capital stock (or         % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our common stock). Due to the ten-to-one voting ratio between our Class B common stock and common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our capital stock, even when the outstanding shares of Class B common stock represent a small minority of our equity, and such voting control will be concentrated with IAC. This concentrated control will significantly limit your ability to influence corporate matters.

The difference in the voting rights of our common stock and our Class B common stock may harm the value and liquidity of our common stock.

The rights of the holders of our common stock and our Class B common stock generally are identical, except with respect to voting and conversion. The holders of Class B common stock will be entitled to ten votes per share and the holders of our common stock will be entitled to one vote per share. The difference in the voting rights of our common stock and Class B common stock could harm the value of our common stock to the extent that any investor or potential future purchaser of our common stock ascribes value to the right of the holders of our Class B common stock to ten votes per share. The existence of two classes of common stock could result in less liquidity for either class of stock than if there were only one class of our common stock. See "Description of capital stock" for descriptions of our common stock and our Class B common stock and the rights associated with each.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate substantial dilution of $              in net tangible book value per share from the price you paid (calculated based on the assumed initial public offering price of $              per share, which represents the midpoint of the estimated offering price range set forth on the cover of this prospectus). For additional information about the dilution that you will experience immediately after this offering, see "Dilution."

There has been no prior public market for our common stock, the price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock was determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the market price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, many of which are beyond our control.

The market price of our common stock following this offering may be higher or lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

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price and volume fluctuations in the overall stock market from time to time;

•
volatility in the market prices and trading volumes of technology stocks generally, or those in our industry in particular;

•
changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•
sales of shares of our stock by us or our stockholders;

•
the failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•
the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•
announcements by us or our competitors of new brands, products or services;

•
the public's reaction to our earnings releases, other public announcements and filings with the SEC;

•
rumors and market speculation involving us or other companies in our industry;

•
actual or anticipated changes in our operating results or fluctuations in our operating results;

•
actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

•
litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•
developments or disputes concerning our intellectual property or other proprietary rights;

•
announced or completed acquisitions of businesses or technologies by us or our competitors;

•
new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•
changes in accounting standards, policies, guidelines, interpretations or principles;

•
any significant change in our management; and

•
general economic conditions and slow or negative growth in any of our significant markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our stock in the market after this offering, including shares which might be offered for sale by IAC. The perception that these sales might occur could depress the market price of common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See "—Future sales or distributions of our shares by IAC could depress our common stock price."

Upon completion of this offering, we will have              shares of common stock (              shares if the underwriters exercise in full their option to purchase additional shares of our common stock) and              shares of Class B common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We will grant registration rights to IAC with respect to shares of our common stock and Class B common stock. Any shares registered pursuant to the registration rights agreement described in "Certain relationships and related party transactions" will be freely tradable in the public market following a 180-day lock-up period as described below.

In connection with this offering, we, certain of our directors and executive officers and IAC will each agree to enter into a lock-up agreement and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any of the shares of our capital stock for 180 days after the date of this prospectus, subject to certain exceptions without the prior consent of the underwriters. Although we have been advised that there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See "Underwriting."

Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our capital stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.

An active trading market for our common stock may never develop or be sustained.

We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol "         ". However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering, you should not rely on information in public media that is published by third parties and you should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We cannot confirm the accuracy of such coverage. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering. As a result, you should carefully evaluate all of the information in this prospectus and rely only on the information contained in this prospectus in determining whether to purchase our shares of common stock.

We do not expect to declare any dividends in the foreseeable future.

Other than the dividend described in "Use of proceeds," we do not intend to pay dividends on our common stock or our Class B common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including:

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our historic and projected financial condition, liquidity and results of operations;

•
our capital levels and needs;

•
tax considerations;

•
any acquisitions or potential acquisitions that we may consider;

•
statutory and regulatory prohibitions and other limitations;

•
the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends;

•
general economic conditions; and

•
other factors deemed relevant by our board of directors.

We are not obligated to pay dividends on our common stock or our Class B common stock. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Provisions in our certificate of incorporation and bylaws or Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous, including provisions which:

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authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•
limit the ability of our stockholders to call special meetings of stockholders;

•
provide that certain litigation against us can only be brought in Delaware; and

•
provide that the board of directors is expressly authorized to make, alter or repeal our bylaws.

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our business, financial condition and results of operations. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would" and "outlook," or the negative version of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to:

•
our ability to evaluate our current business and future prospects;

•
competition in the dating products industry;

•
our ability to maintain users rates on our higher monetizing products;

•
our ability to attract users through cost-effective marketing efforts;

•
our ability to communicate with our users by email;

•
fluctuations in our quarterly results;

•
foreign currency exchange rate fluctuations;

•
our ability to maintain high levels of distribution through third party publishers and app stores;

•
our ability to offset app store fees;

•
the integrity and scalability of our systems and infrastructures and our ability to adapt them to changes in technology in a timely and cost-effective manner;

•
our ability to periodically complete updates to our technology in a timely and effective manner;

•
our ability to protect our systems and infrastructures from cyber attacks;

•
our dependence on the integrity of third party systems and infrastructure, generally;

•
our ability to prevent personal and confidential user information, including credit card information, that we maintain from being accessed by unauthorized persons;

•
risks related to the users' misuse of our dating products;

•
our ability to protect our intellectual property rights;

•
risks in connection with certain of our international operations;

•
operational and financial risks in connection with acquisitions;

•
risks associated with operating as a public company;

•
our ability to realize the potential benefits from this initial public offering;

•
risks associated with ligation or other legal proceedings arising in the ordinary course of business;

•
risks related to our ongoing relationship with IAC;

•
risks associated with this offering; and

•
other factors discussed elsewhere in this prospectus.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which new factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We do not undertake to update these forward-looking statements, except as required by law.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $                  (or $                  if the underwriters exercise in full their option to purchase additional shares of our common stock), based on an assumed initial public offering price of $                  per share (the midpoint of the price range set forth on the cover page of this prospectus) and less underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to pay $                  of our net proceeds from this offering to IAC immediately upon completion of the offering as repayment of indebtedness and/or as a dividend declared prior to the completion of this offering and to use the remainder of our net proceeds from this offering for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share would increase (decrease) the net proceeds to us from this offering by $                  , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and less underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by $                  , assuming that the initial public offering price remains the same and less underwriting discounts and commissions and estimated offering expenses payable by us.

Dividend policy

Other than the cash dividend described in "Use of proceeds," we do not intend to pay dividends on our common stock or our Class B common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including:

•
our historic and projected financial condition, liquidity and results of operations;

•
our capital levels and needs;

•
tax considerations;

•
any acquisitions or potential acquisitions that we may consider;

•
statutory and regulatory prohibitions and other limitations;

•
the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends;

•
general economic conditions; and

•
other factors deemed relevant by our board of directors.

We are not obligated to pay dividends on our common stock or our Class B common stock.

As a Delaware corporation, we will be subject to certain restrictions on dividends under the Delaware General Corporation Law, or the DGCL. Generally, a Delaware corporation may only pay dividends either out of "surplus" or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

Capitalization

The following table shows our cash and cash equivalents and capitalization as of March 31, 2015:

•
on an actual basis; and

•
on an as adjusted basis after giving effect to this offering of              shares of our common stock at an assumed initial public offering price of $              per share, the midpoint of the price range on the cover page of this prospectus, and the application of the net proceeds therefrom. See "Use of proceeds."

You should read the following table in together with "Selected historical combined financial and other information," and "Management's discussion and analysis of financial condition and results of operations" and our combined financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2015
	Actual	As adjusted(1)

	(dollars in thousands)
Cash and cash equivalents	$119,685	$

Long-term debt—related party(2)	$183,971	$
Shareholder equity:
Common stock, $0.001 par value; actual: shares authorized, shares issued and shares outstanding; as adjusted: shares authorized, shares issued and shares outstanding	—
Class B common stock, $0.001 par value; actual: shares authorized, shares issued and shares outstanding; as adjusted: shares authorized, shares issued and shares outstanding	—
Invested capital	871,260
Accumulated other comprehensive loss	(126,749)
Retained earnings	—

Total shareholders equity.	744,511

Total capitalization	$928,482	$

(1)    A $1.00 increase (decrease) in the assumed initial public offering price of $           per share (the midpoint of the price range on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, total shareholders equity and total capitalization by $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and less the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares of our common stock is exercised in full, the as adjusted amount of each of cash and cash equivalents, total shareholders equity and total capitalization would increase by approximately $           , and less underwriting discounts and commissions and estimated expenses payable by us.

(2)    Long-term debt—related party consists of $79.0 million in notes payable in three installments of $26.3 million each due on September 1, 2021, 2023 and 2026, a €53 million ($58.0 million at March 31, 2015) note due December 15, 2021 and a $47.0 million note due December 15, 2021, all of which will be repaid in connection with this offering. We and certain of our domestic subsidiaries are also guarantors of IAC's senior notes and credit facility. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per share of common stock is equal to our total stockholders' equity, less intangible assets, divided by the number of shares of common stock and Class B common stock outstanding. The tangible book value of our common stock and Class B common stock as of March 31, 2015 was $                  , or $              per share.

After giving effect to our sale of                  shares of common stock in this offering at an assumed initial public offering price of $              per share (the midpoint of the price range on the cover page of this prospectus), and less underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value of our common stock and Class B common stock at March 31, 2015 would have been approximately $                  , or $              per share. Therefore, this offering will result in an immediate increase of $                  in the tangible book value per share of our common stock and Class B common stock to existing stockholders and an immediate dilution of $                  in the tangible book value per share of our common stock to investors purchasing shares in this offering.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share		$
Net tangible book value per share of common stock at March 31, 2015	$
Increase in net tangible book value per share of common stock attributable to new investors

As adjusted net tangible book value per share of common stock upon completion of this offering

Dilution per share of common stock to new investors from this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) as adjusted net tangible book value per share after this offering by $           per share and increase (decrease) the dilution to new investors by $           per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and less underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2015, the difference between existing stockholders and new investors with respect to the number of shares of capital stock purchased, the total consideration paid or to be paid for these shares, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the initial public offering price of $           per share (the midpoint of the

price range on the cover page of this prospectus), less underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders					$
New investors					$

Total		100.0%		100.0%

If the underwriters' option to purchase additional shares of common stock is exercised in full, the number of shares held by existing stockholders after this offering would be reduced to          % of the total number of shares outstanding after this offering, and the number of shares held by new investors would increase to shares, or         % of the total number of shares outstanding after this offering.

Selected historical combined financial and other information

The following selected historical combined financial information as of December 31, 2013 and 2014, and for each of the years in the three year period ended December 31, 2014, has been derived from our audited combined financial statements included elsewhere in this prospectus. The following selected historical combined financial information as of March 31, 2015, and for the three months ended March 31, 2014 and 2015, has been derived from our unaudited interim combined financial statements included elsewhere in this prospectus. The unaudited interim combined financial statements have been prepared on the same basis as our audited combined financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. Our historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

Our historical combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of IAC. The combined financial statements reflect the historical financial position, results of operations and cash flows of our businesses since their respective dates of acquisition by IAC and the allocation to us of certain IAC corporate expenses relating to us based on the historical financial statements and accounting records of IAC. In the opinion of our management, the assumptions underlying our historical combined financial statements, including the basis on which the expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that we may have incurred as an independent, stand-alone company for the periods presented. Our historical combined financial statements may not reflect what our actual financial position, results of operation and cash flows would have been if we had been an independent, stand-alone company for the periods presented. For the purposes of our financial statements, income taxes have been computed for us on an as if stand-alone, separate tax return basis.

The information presented below should be read in conjunction with the information under "Management's discussion and analysis of financial condition and results of operations" and our audited and unaudited combined financial statements, including the notes thereto, appearing elsewhere in this prospectus.

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

	(in thousands)
Combined statement of operations information:
Revenue	$713,449	$803,089	$888,268	$209,785	$235,069
Operating costs and expenses:
Cost of revenue (exclusive of depreciation)(1)	72,794	85,945	120,024	24,145	38,953
Selling and marketing expense(1)	304,597	321,870	335,107	101,577	111,965
General and administrative expense(1)	76,711	93,641	117,890	23,273	29,738
Product development expense(1)	38,921	42,973	49,738	12,479	16,451
Depreciation	16,341	20,202	25,547	5,778	7,045
Amortization of intangibles	17,455	17,125	11,395	1,837	3,877

Total operating costs and expenses	526,819	581,756	659,701	169,089	208,029

Operating income	186,630	221,333	228,567	40,696	27,040
Interest expense—related party	(29,489)	(34,307)	(25,541)	(9,755)	(2,179)
Other (expense) income, net	(7,428)	217	12,610	(5)	9,307

Earnings before income taxes	149,713	187,243	215,636	30,936	34,168
Income tax provision	(59,432)	(60,616)	(67,277)	(11,088)	(8,288)

Net earnings	90,281	126,627	148,359	19,848	25,880
Net (earnings) loss attributable to noncontrolling interests	(4,606)	(1,624)	(595)	(130)	326

Net earnings attributable to The Match Group, Inc. shareholder	$85,675	$125,003	$147,764	$19,718	$26,206

Other combined financial information:
Adjusted EBITDA(2)	$236,490	$271,231	$273,448	$53,281	$33,250

(1)    Includes stock-based compensation expense as follows:

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

	(in thousands)
Cost of revenue	$1,975	$1,012	$396	$(123)	$86
Selling and marketing expense	823	562	194	43	933
General and administrative expense	10,368	8,520	17,326	4,241	4,253
Product development expense	2,898	2,134	2,935	836	1,027

Total stock-based compensation expense	$16,064	$12,228	$20,851	$4,997	$6,299

(2)    In considering the financial performance of the business, management and our chief operating decision maker analyze the primary financial performance measure of Adjusted EBITDA. Adjusted EBITDA is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of (i) amortization of intangible assets and impairments of goodwill and intangible assets and (ii) gains and losses recognized on changes in the fair value of contingent consideration arrangements.

We believe Adjusted EBITDA is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole. We exclude the above items from Adjusted EBITDA because these items are non-cash in nature, and we believe that by excluding these items, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business, from which capital investments are made and debt is serviced.

Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with U.S. generally accepted accounting principles, or GAAP, is not a measure of financial condition or liquidity and should not be considered as an alternative to operating income or net income determined in accordance with GAAP. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with GAAP. See "Management's discussion and analysis of financial condition and results of operations—Principles of financial reporting."

The following table reconciles Adjusted EBITDA to operating income for the periods presented:

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

	(in thousands)
Operating income	$186,630	$221,333	$228,567	$40,696	$27,040
Stock-based compensation expense	16,064	12,228	20,851	4,997	6,299
Depreciation	16,341	20,202	25,547	5,778	7,045
Amortization of intangibles	17,455	17,125	11,395	1,837	3,877
Acquisition-related contingent consideration fair value adjustments	—	343	(12,912)	(27)	(11,011)

Adjusted EBITDA	$236,490	$271,231	$273,448	$53,281	$33,250

	As of December 31,
			As of March 31, 2015
	2013	2014

	(in thousands)
Combined balance sheet information:
Cash and cash equivalents	$125,226	$127,630	$119,685
Total current assets	174,966	195,102	194,910
Total assets	1,292,122	1,308,034	1,255,744
Total liabilities	390,848	504,580	507,651
Total shareholder equity	877,026	799,776	744,511

Key metrics

In connection with the management of our business, we identify, measure and assess a variety of key metrics. The principal metrics we use in managing our dating business are set forth below:

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

	(in thousands, except ARPPU)
Direct Revenue:(1)
North America	$454,996	$493,729	$525,928	$127,011	$138,522
International	233,531	260,340	273,599	69,341	63,364

Total Direct Revenue	688,527	754,069	799,527	196,352	201,886

Indirect Revenue(2)	24,922	34,128	36,931	8,680	8,261

Total Dating Revenue	$713,449	$788,197	$836,458	$205,032	$210,147

Average PMC:(3)
North America	1,920	2,169	2,404	2,356	2,553
International	876	1,020	1,097	1,086	1,179

Total	2,796	3,189	3,501	3,442	3,732

ARPPU:(4)
North America	$0.65	$0.62	$0.60	$0.60	$0.60
International	$0.73	$0.70	$0.68	$0.71	$0.60
Total	$0.67	$0.65	$0.63	$0.63	$0.60

(1)    "Direct Revenue" is revenue that is directly received from an end user of our products.

(2)    "Indirect Revenue" is revenue that is not received directly from an end user of our products, substantially all of which is currently advertising revenue.

(3)    "Average PMC" is calculated by summing the number of paid members, or paid member count ("PMC"), at the end of each day in the relevant measurement period and dividing it by the number of calendar days in that period.

(4)   "ARPPU" or Average Revenue per Paying User, is Direct Revenue in the relevant measurement period divided by the Average PMC in such period divided by the number of calendar days in such period.

Unaudited pro forma combined financial statements

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 and three months ended March 31, 2015 presents the acquisition of PlentyOfFish and this offering as if each had been completed as of January 1, 2014. The unaudited pro forma combined balance sheet as of March 31, 2015 presents the acquisition and this offering as if each had been completed as of March 31, 2015. The pro forma adjustments give effect to the following: (1) the acquisition of PlentyOfFish and (2) this offering and the use of the net proceeds therefrom, as described below.

The unaudited pro forma combined financial statements were prepared using, and should be read in conjunction with: (i) the historical combined financial statements of The Match Group, Inc. and Subsidiaries for the year ended December 31, 2014 and the three months ended March 31, 2015 and (ii) the historical consolidated financial statements of PlentyOfFish and its subsidiaries for the year ended December 31, 2014 and the three months ended March 31, 2015. The following unaudited pro forma combined financial statements should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations."

The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and management believes such assumptions are reasonable.

These unaudited pro forma combined financial statements are for informational purposes and are not necessarily indicative of our results of operations or financial condition had the acquisition of PlentyOfFish and the offering been completed on the dates assumed. In addition, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent publicly-traded company during such periods. These unaudited pro forma combined financial statements are not necessarily indicative of our future results of operations or financial condition.

Acquisition of PlentyOfFish

On July 13, 2015, we entered into a stock purchase agreement to acquire all of the outstanding equity interests in PlentyOfFish for aggregate consideration of $575.0 million, subject to a customary post-closing adjustment based on, among other things, the amount of cash, debt and working capital in the business at the closing date. The acquisition price will be allocated to the fair value of the assets acquired and liabilities assumed.

PlentyOfFish is in the process of preparing financial statements in accordance with GAAP. When these financial statements are available, the pro forma financial information will be updated to include the historical financial information of PlentyOfFish for the year ended December 31, 2014 and the three months ended March 31, 2015 and as of March 31, 2015.

The fair value of the assets acquired and liabilities assumed are based upon preliminary estimates. Accordingly, the purchase price allocation and pro forma adjustments are subject to further adjustments as additional information becomes available and additional analyses are performed, and each further adjustment may be material.

Public offering and use of proceeds

This offering consists of the issuance of              shares of common stock in exchange for net proceeds of approximately $              , based on an assumed initial public offering price of $              per share (the

midpoint of the price range set forth on the cover page of this prospectus) and less underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to pay $              of our net proceeds from this offering to IAC immediately upon completion of the offering as repayment of indebtedness and/or as a dividend declared prior to the completion of this offering and to use the remainder of our net proceeds from this offering for general corporate purposes. See "Use of proceeds."

The Match Group, Inc.
Unaudited Pro Forma Combined Balance Sheet
March 31, 2015

(In thousands, except share data)	The Match Group Historical	PlentyOfFish Historical	Acquisition Pro Forma Adjustments	Note	As Adjusted before Offering	Offering Pro Forma Adjustments	Note	The Match Group Pro Forma

ASSETS
Current Assets:
Cash and cash equivalents	$119,685	$—	$—	(a)	$119,685	$—	(d)	$119,685
				(a)		—	(e)
				(a)		—
Accounts receivable, net of allowance	40,137	—	—		40,137	—		40,137
Other current assets	35,088	—	—		35,088	—		35,088

Total current assets	194,910	—	—		194,910	—		194,910
Property and equipment, net	39,059	—	—	(a)	39,059	—		39,059
Goodwill	757,725	—	—	(a)	757,725	—		757,725
Intangible assets, net	194,936	—	—	(a)	194,936	—		194,936
Long-term investments	63,494	—	—		63,494	—		63,494
Other non-current assets	5,620	—	—		5,620	—		5,620

TOTAL ASSETS	$1,255,744	$—	$—		$1,255,744	$—		$1,255,744

LIABILITIES AND SHAREHOLDER EQUITY
LIABILITIES:
Accounts payable	$23,731	$—	$—		$23,731	$—		$23,731
Deferred revenue	148,951	—	—	(a)	148,951	—		148,951
Accrued expenses and other current liabilities	92,152	—	—	(a)	92,152	—		92,152

Total current liabilities	264,834	—	—		264,834	—		264,834
Long-term debt—related party	183,971	—	—		183,971	—	(e)	183,971
Income taxes payable	10,388	—	—		10,388	—		10,388
Deferred income taxes	45,147	—	—	(a)	45,147	—		45,147
Other long-term liabilities	3,311	—	—		3,311	—		3,311
Redeemable noncontrolling interests	3,582	—	—		3,582	—		3,582
Contingencies and commitments
Shareholder Equity:
Invested capital	871,260	—	—	(a)	871,260	—	(d)	871,260
Common stock, 0.001 par value; shares authorized; shares issued and outstanding	—	—	—		—	—	(d)	—
Class B common stock, $0.001 par value shares authorized; shares issued; and shares outstanding							(d)
Additional paid-in capital	—	—	—		—	—	(e)	—
Retained earnings	—	—	—	(a)	—	—		—
Accumulated other comprehensive loss	(126,749)	—	—		(126,749)	—		(126,749)

Total The Match Group, Inc. shareholder equity	744,511	—	—		744,511	—		744,511
Noncontrolling interest	—	—	—		—			—

Total shareholder equity	744,511	—	—		744,511	—		744,511

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$1,255,744	$—	$—		$1,255,744	$—		$1,255,744

Derived from historical unaudited balance sheet as of March 31, 2015 for The Match Group, Inc. and PlentyOfFish
See notes to pro forma combined financial statements.

The Match Group, Inc.
Unaudited pro forma combined statement of operations
three months ended March 31, 2015

(In thousands, except share and per share data)	The Match Group Historical	PlentyOfFish Historical	Acquisition Pro Forma Adjustments	Note	As Adjusted before Offering	Offering Pro Forma Adjustments	Note	The Match Group Pro Forma

Revenue	$235,069	$—	$—		235,069	$—		$235,069
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	38,953	—	—		38,953	—		38,953
Selling and marketing expense	111,965	—	—		111,965	—		111,965
General and administrative expense	29,738	—	—		29,738	—	(f)	29,738
Product development expense	16,451	—	—		16,451	—		16,451
Depreciation	7,045	—	—		7,045	—		7,045
Amortization of intangibles	3,877	—	—	(b)	3,877	—		3,877

Total operating costs and expenses	208,029	—	—		208,029	—		208,029

Operating Income	27,040	—	—		27,040	—		27,040
Interest expense—third party	—	—	—		—	—	(g)	—
Interest expense—related party	(2,179)	—	—		(2,179)	—		(2,179)
Other income, net	9,307	—	—		9,307	—		9,307

Earnings from continuing operations before income taxes	34,168	—	—		34,168	—		34,168
Income tax provision	(8,288)	—	—	(c)	(8,288)	—	(h)	(8,288)

Net earnings	25,880	—	—		25,880	—		25,880
Net loss attributable to noncontrolling interest	(326)	—	—		(326)	—		(326)

Net earnings attributable to The Match Group, Inc. shareholder	$26,206	$—	$—		$26,206	$—		$26,206

Net earnings per share:(i)
Basic earnings per share								$—

Diluted earnings per share								$—

Derived from historical unaudited statement of operations for three months ended
March 31, 2015 for The Match Group, Inc. and PlentyOfFish
See notes to pro forma combined financial statements.

The Match Group, Inc.
Unaudited Pro Forma Combined Statement of Operations
Year Ended December 31, 2014

(In thousands, except share and per share data)	The Match Group Historical	PlentyOfFish Historical	Acquisition Pro Forma Adjustments	Note	As Adjusted before Offering	Offering Pro Forma Adjustments	Note	The Match Group Pro Forma

Revenue	$888,268	$—	$—		888,268	$—		$888,268
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	120,024	—	—		120,024	—		120,024
Selling and marketing expense	335,107	—	—		335,107	—		335,107
General and administrative expense	117,890	—	—		117,890	—	(f)	117,890
Product development expense	49,738	—	—		49,738	—		49,738
Depreciation	25,547	—	—		25,547	—		25,547
Amortization of intangibles	11,395	—	—	(b)	11,395	—		11,395

Total operating costs and expenses	659,701	—	—		659,701	—		659,701

Operating Income	228,567	—	—		228,567	—		228,567
Interest Expense—third party	—	—	—		—	—		—
Interest Expense—related party	(25,541)	—	—		(25,541)	—	(g)	(25,541)
Other income, net	12,610	—	—		12,610	—		12,610

Earnings from continuing operations before income taxes	215,636	—	—		215,636	—		215,636
Income tax provision	(67,277)	—	—	(c)	(67,277)	—	(h)	(67,277)

Net earnings	148,359	—	—		148,359	—		148,359
Net earnings attributable to noncontrolling interest	595	—	—		595	—		595

Net earnings attributable to The Match Group, Inc. shareholder	$147,764	$—	$—		$147,764	$—		$147,764

Net earnings per share:(i)
Basic earnings per share								$—

Diluted earnings per share								$—

Derived from historical audited statement of operations for the year ended December 31, 2014 for The Match Group, Inc.
and unaudited statement of operations for the year ended December 31, 2014 for PlentyOfFish
See notes to pro forma combined financial statements.

The Match Group, Inc.
Notes to unaudited pro forma combined
financial statements

Note 1—Adjustments related to the PlentyOfFish acquisition:

(a)
To reflect the acquisition of PlentyOfFish by The Match Group. The acquisition is expected to close in the fourth quarter of 2015 and is being reflected in the unaudited pro forma combined balance sheet as if it had occurred on March 31, 2015. The $575.0 million purchase price is expected to be funded through a combination of $          million of cash on hand and a $          million cash contribution from IAC to The Match Group. The Match Group is in the process of preparing a preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed.

  The funding of the acquisition and the purchase price allocation for the transaction is as follows:

(In thousands)

Calculation of allocable purchase price
Capital contribution from IAC	$—
Cash on hand	—

Total purchase price	—
Tangible net assets acquired	—

Purchase price in excess of book value of tangible net assets acquired	$—

Allocation of purchase price
Adjust deferred revenue to fair value	$—
Adjust property and equipment to fair value	—
Record fair value of definite and indefinite-lived intangible assets	—
Record current deferred income taxes:
Current	—
Non-current	—
Goodwill	—

Total	$—

(b)
To reflect the amortization expense associated with the preliminary valuation of the definite-lived intangible assets acquired by The Match Group in connection with its acquisition of PlentyOfFish. This expense is being amortized on a straight-line basis based upon the assets' estimated useful lives. The average useful lives range from          to         years.

(c)
To reflect PlentyOfFish's income tax provision as if PlentyOfFish had been a member of The Match Group's consolidated group with effect from January 1, 2014, including the impact of the pro forma adjustments at an assumed effective rate of         %.

Note 2—Adjustments related to the IPO

(d)
To reflect the issuance of         shares of our common stock in exchange for net proceeds of approximately $          million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses.

(e)
We currently intend to pay $               million of the net proceeds of this offering to IAC as repayment of indebtedness and/or as a dividend declared prior to the completion of this offering and to use the remainder for general corporate purposes.

(f)
The Match Group expects to incur additional costs associated with being a public company. Historically, IAC has provided certain services to The Match Group, as more fully described below, and the combined financial statements include allocations of these costs as well as the allocation of certain general and administrative costs related to IAC's accounting, treasury, legal, tax, corporate support and internal audit functions. The allocation of general and administrative expenses were based on The Match Group's revenue as a percentage of IAC's total revenue. In connection with the offering, The Match Group will enter into a services agreement, pursuant to which IAC and The Match Group currently expect that some combination of the following services, among others, will be provided by IAC to The Match Group following completion of the offering:

  •
  assistance with certain legal, finance, internal audit, human resources, insurance and tax affairs, including assistance with certain public company reporting obligations;

  •
  the leasing/subleasing of office and/or data center space;

  •
  assistance with the implementation and hosting of certain software applications;

  •
  payroll processing services;

  •
  tax compliance services; and

  •
  such other services as to which IAC and The Match Group may agree.

  The charges for these services will be on a cost plus fixed percentage or hourly rate basis to be agreed upon prior to the completion of the offering. The charges for these services will be on a cost plus fixed percentage or hourly rate basis to be agreed upon prior to the completion of the offering. In general, the services to be provided by IAC will begin on the date of the completion of the offering and will continue for the periods specified in the agreement, subject to IAC's continued ownership of a majority of The Match Group's capital stock and any subsequent extension or truncation agreed to by The Match Group and IAC. The Match Group may terminate the agreement with respect to one or more particular services being received upon such notice as will be provided for in the services agreement. In addition, The Match Group expects to incur additional costs related to being a public company including: costs associated with a board of directors fees, increased franchise taxes, stock exchange listing fees, fees for preparing and distributing periodic filings with the Securities and Exchange Commission and other administrative costs and fees.

  The total costs referred to above were compared to the corporate allocations from IAC for the year ended December 31, 2014 and for the three months ended March 31, 2015 in order to determine the incremental costs expected to be incurred for each period as follows:

	Year ended December 31, 2014	Three months ended March 31, 2015

(In thousands)
Estimated public company costs	$—	$—
Less: corporate allocations	—	—

Incremental costs of being a public company	$—	$—

  The significant assumptions involved in arriving at these estimates include:

    •
    the estimated cost of services provided by IAC pursuant to the services agreement;

    •
    the number of additional personnel required to operate as a public company and the compensation level with respect to each position;

    •
    the level of additional assistance The Match Group will require from professional service providers; and

    •
    the type and level of other costs expected to be incurred in connection with being a public company.

(g)
To reflect the elimination of intercompany interest expense allocated by IAC to The Match Group.

(h)
To reflect the tax effect of the pro forma adjustments at an assumed effective tax rate of         %.

(i)
Earnings per share and weighted average shares outstanding reflect the outstanding equity based awards that were included in The Match Group dilutive earnings per share calculation. Pro forma income per share is calculated using the following:

	Year ended December 31, 2014		Three months ended March 31, 2015
	Basic	Diluted	Basic	Diluted

(In thousands, except per share data)
Numerator:
Earnings	$—	$—	$—	$—

Denominator:
Weighted average basic shares outstanding	—	—	—	—
Other dilutive shares including stock options and other securities	—	—	—	—

Denominator for earnings per share—weighted average shares	—	—	—	—

Earnings per share:
Earnings per share	$—	$—	$—	$—

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our historical combined financial statements and the related notes and the other financial information included elsewhere in this prospectus. Our historical combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of IAC. The combined financial statements reflect the historical financial position, results of operations and cash flows of our businesses since their respective dates of acquisition by IAC and the allocation to us of certain IAC corporate expenses relating to us based on the historical financial statements and accounting records of IAC. In the opinion of our management, the assumptions underlying our historical combined financial statements, including the basis on which the expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that we may have incurred as an independent, stand-alone company for the periods presented. For the purposes of our financial statements, income taxes have been computed for us on an as if stand-alone, separate tax return basis. Our historical results do not necessarily reflect what our historical financial position and results of operations would have been had we been a stand-alone public company during the periods presented. In addition, our historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under "Risk factors."

Overview

The Match Group is the world's leading provider of dating products. Our mission is to increase romantic connectivity worldwide.

In the dating category, there is a wide spectrum of consumer preferences that dictate the type of dating product that has the most appeal to a given user. Accordingly, different brands resonate differently with different groups of people. As a result, we approach the category with a portfolio of trusted brands so that we are able to provide tailored products that collectively appeal to the broadest spectrum of consumer preferences. We believe that this portfolio approach maximizes our ability to capture the largest number of users at meaningfully better economics than we would be able to achieve with a single brand approach. Currently, we operate over 45 brands, including Match, OkCupid, Tinder, Meetic, Twoo, OurTime, BlackPeopleMeet and FriendScout24, and our products are offered in 38 languages in over 190 countries. As of June 30, 2015, our dating products had over                 million MAU, and over four million paid members. We apply a centralized discipline to learnings, best-practices and technologies across our dating products in order to increase growth, reduce costs and maximize profitability. This approach allows us to quickly introduce and deploy products and features, optimize marketing strategies, reduce operational costs and more effectively focus talent across the organization.

All our dating products provide the use of certain features for free, and then offer a variety of additional features for paid members. Substantially all of our Dating revenue is derived directly from users in the form of recurring membership fees, which typically provide unlimited access to a bundle of features for a specific period of time, and fees paid for á la carte features, which are typically for a specific action or event.

We have historically grown our business both organically and through strategic acquisitions. We have developed a core competency for identifying, acquiring, integrating and scaling businesses. Since January 2009, we have successfully completed a total of 25 Dating acquisitions, enabling us to strengthen our business in existing markets and expand our product offerings globally. For example, in 2011, we acquired OkCupid which had a large and loyal user base in the United States, and in 2014, we acquired the remaining outstanding shares of Meetic that we did not already own in order to expand our operations in Europe.

While we currently offer our products in over 190 countries, we have been most heavily concentrated in North America and Western Europe. However, with the launch of Tinder, and the acquisitions of Twoo and Pairs, we are increasingly exploiting opportunities in the rest of the world, which we believe are significant.

Trends affecting our Dating business

Significant user growth.    Over the last several years, our Dating business has seen strong user growth, rising from                 million MAU as of December 31, 2011 to                 million MAU as of June 30, 2015. This growth has been driven by, or coincided with, five principal dynamics: mobile adoption, brand mix, increases in younger users, significant decline in the average cost of acquiring a user and significant changes in paid acquisition dynamics. Each of these trends is discussed below.

Mobile adoption.    We have seen strong growth in the usage of our products through mobile devices. The percentage of new users coming through mobile channels across our portfolio was 68% in the first half of 2015, compared to 27% in the first half of 2013. Mobile adoption leads to higher user engagement and opens up new acquisition channels, but also requires dedication of additional product and technology resources and often requires the payment of additional fees to app stores. Mobile versions of a given product currently tend to convert users into paid members ("conversion") at a lower rate than desktop products. As our focus on mobile products has increased, we have improved the conversion characteristics of our mobile products, but not as quickly as our overall usage has shifted to mobile. We believe that this mobile migration will slow substantially over the next couple of years as it achieves a more stable level of penetration, and that we will continue to improve the conversion characteristics of our mobile products.

Brand mix shift.    Each of our brands has its own mix of free and paid features, as well as its own pricing structure, which impacts conversion rates and overall pricing. This leads to some brands monetizing an average user better than others. While user growth has continued in our higher monetizing brands, the mix of users has shifted more heavily in favor of our lower monetizing brands as they have grown more rapidly, leading to both a lower average conversion rate and a lower average revenue per paid user, or ARPPU, across the portfolio. While we expect the overall mix shift toward lower monetizing brands to continue, we believe that our higher monetizing brands will continue to grow, and that conversion rates and ARPPU in most of our significant brands will improve over time.

Younger users.    Over the last few years, while user growth in all age cohorts has continued, we have seen a significant acceleration of our growth in younger users. This, in part, correlates to the increase in mobile adoption and the brand mix shift toward lower monetizing products, each of which tend to attract younger users. As of December 31, 2011, 36% of our users were under 35, and by June 30, 2015, that number has grown to 62% of our users. We view this significant increase in younger users as a positive indicator of future growth, given the significantly greater duration we have to potentially engage these users within our portfolio.

Lower cost users.    All of our brands rely on word-of-mouth, or free, customer acquisition to varying degrees. Word-of-mouth acquisition is typically a function of scale (with larger communities driving greater numbers of referrals), youthfulness (with the viral effect being more pronounced in younger populations due, in part, to a significantly higher concentration of single people in any given social circle) and monetization rate (with people generally more likely to talk openly about using dating products that are less heavily monetized). Additionally, some, but not all, of our brands spend meaningfully on paid marketing. Accordingly, the average amount we spend to acquire a user differs significantly across brands based in large part on each brand's mix of paid and free acquisition channels. As our mix has shifted toward younger users, our mix of acquisition channels has shifted toward free channels, driving a decline in the average amount we spend to acquire a new user across our portfolio. We expect the dynamics that have led to the growth in word-of-mouth customer acquisition to continue going forward and for our brands to continue to acquire significant numbers of users through low-cost means.

Changing paid acquisition dynamics.    Even as our acquisition of lower cost users increases, paid acquisition of users remains an important driver of our business. The channels through which we market our brands are always evolving, but we are currently in a period of rapid change as video consumption patterns evolve and internet consumption shifts from desktop to mobile devices. These changes are leading to a decrease in effectiveness of traditional paid acquisition channels and an opening of new acquisition channels. However, the more nascent channels are currently less proven and our related marketing outcomes less certain. As we improve our expertise at exploiting the evolving marketing channels, and as these channels become more established, we expect to be able to increase our marketing efficiency.

Other factors affecting the comparability of our results

Advertising spend.    Our advertising spend, which is included in our selling and marketing expense, has consistently been our largest operating expense. In recent periods, we have focused our adverting spend on display, mobile, television and search channels. We seek to optimize for total return on advertising spend by frequently analyzing and adjusting this spend through numerous campaigns to focus on marketing channels and markets that generate a high return. Our data-driven approach provides us the flexibility to scale and optimize our advertising spend. We spend marketing dollars against an expected lifetime value of a customer that is realized by us over a multi-year period; and while this marketing is intended to be profitable on that basis, it is nearly always negative during the period in which the expense is incurred. Accordingly, our operating results, in particular our profit measures, for a particular period may be meaningfully impacted by the timing, size, number or effectiveness of our advertising campaigns in that period. Our advertising spend is typically higher during the first quarter of a fiscal year, and lower during the fourth quarter. This mix is driven by the seasonally low cost of advertising during the first quarter, coupled with the seasonally high demand for our products at such time, and the seasonally high cost of advertising in the fourth quarter, coupled with the seasonally low demand for our products at such time.

International markets.    Our products are available in over 190 countries. Our international revenue represented 35% and 31% of our total revenue for the fiscal year ended December 31, 2014 and three months ended March 31, 2015, respectively. We vary our pricing to align with local market conditions and our international businesses typically earn revenue in local currencies, primarily the Euro. As foreign currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability of operating results.

Business combinations.    Acquisitions are an important part of our growth strategy, and we expect to make additional acquisitions in the future. Since January 2009 we have invested approximately $739.0 million to acquire 25 new brands for our dating portfolio. As a consequence of the contributions of these businesses and acquisition-related expenses, our combined results of operations may not be comparable between periods.

Public company expenses.    Prior to completion of this offering, IAC has provided to us significant corporate and shared services related to corporate functions such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, tax, treasury and other services. Following this offering, we expect IAC to continue to provide many of these services for a fee pursuant to the services agreement described in "Certain relationships and related party transactions." While we expect to incur additional expenses as a public company, including pursuant to the services agreement with IAC, we do not expect these expenses to materially affect our overall profitability or to impede our growth prospects.

Non-dating business

In addition to our Dating business, we also operate a Non-dating business in the education category through our ownership of The Princeton Review. The Princeton Review provides a variety of test preparation, academic tutoring and college counseling services. We acquired this business because it relies on many of the same competencies as those relied upon by our Dating businesses, such as paid customer acquisition, a combination of paid and free business models, a deep understanding of the lifetime values of customers and a strong expertise in user-interface development. The Princeton Review's revenue consists primarily of fees received for in-person and online test preparation classes, access to online test preparation materials and individual tutoring services.

Key metrics

In connection with the management of our businesses we identify, measure and assess a variety of key metrics. The principal metrics we use in managing our Dating business are set forth below:

Operating metrics

•
Direct Revenue is revenue that is directly received from an end user of our products.

•
Indirect Revenue is revenue that is not received directly from an end user of our products, substantially all of which is currently advertising revenue.

•
Average PMC is calculated by summing the number of paid members, or paid member count ("PMC"), at the end of each day in the relevant measurement period and dividing it by the number of calendar days in that period. PMC as of any given time represents the number of users with a paid membership at that time. Users who purchase á la carte features from us do not qualify as paid members for purposes of PMC by virtue of such purchase, though often such purchasers are also paid members. At present, the number of users purchasing á la carte features who are not otherwise paid members is not material, and the mechanisms necessary to accurately track these users are not in place across our portfolio. Over time, as this cohort of users grows and we develop and implement the ability to accurately track these users, we may change this metric to include such users.

•
Average Revenue Per Paying User, or ARPPU, is Direct Revenue in any measurement period divided by the Average PMC in such period divided by the number of calendar days in such period.

Geographical metrics

Our Dating business consists of a portfolio of individual brands. Some of these brands operate within a single geographic territory while others operate across multiple geographies. While we do not organize our management around geographic territories, from a consumer perspective, our brands tend to be local, competing for local users with some, but not all, of the global competitive set. Accordingly, we provide our key metrics geographically to enable investors to understand our portfolio performance in key geographic markets in which we compete, even though it does not reflect the way that we manage the business.

Key components of results of operations

Revenue

Substantially all of our Dating revenue is derived directly from users in the form of recurring membership fees.

Membership revenue is presented net of credits and credit card chargebacks. Revenue recognition occurs ratably over the terms of the applicable membership term, which primarily range from one to six months, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted), the fees are fixed or determinable, and collection is reasonably assured. Members pay in advance, primarily by using a credit card, and, subject to certain conditions identified in our terms and conditions, all purchases are final and nonrefundable. Fees collected in advance for memberships are deferred and recognized as revenue using the straight-line method over the terms of the applicable membership period. Dating deferred revenue was $116.5 million, $117.9 million and $128.8 million at December 31, 2013 and 2014 and March 31, 2015, respectively. We also earn Dating revenue from online advertising, the purchase of á la carte features and offline events. Online advertising revenue is recognized every time an advertisement is displayed. Revenue from the purchase of á la carte features is recognized based on usage. Revenue and the related expenses associated with offline events are recognized when each event occurs.

Non-dating revenue consists primarily of fees received for in-person and online test preparation classes, access to online test preparation materials and individual tutoring services. Fees from classes and access to online materials are recognized over the period of the course and the period of the online access, respectively. Tutoring fees are generally collected in the form of membership fees that entitle the member to a certain number of tutoring sessions over a certain period of time. These fees are recognized over the term of the membership based on usage. Non-dating deferred revenue was $3.5 million, $18.0 million and $21.2 million at December 31, 2013 and 2014 and March 31, 2015, respectively.

Cost of revenue

Cost of revenue consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in data center and customer care functions, in-app purchase fees, content acquisition costs, credit card processing fees, hosting fees, and data center rent, energy and bandwidth costs. In-app purchase fees are monies paid to Apple and Google for distribution and the facilitating of in-app purchase of product features. Content acquisition cost consists principally of payments made to tutors at The Princeton Review.

Selling and marketing expense

Selling and marketing expense consists primarily of advertising expenditures and compensation (including stock-based compensation) and other employee-related costs for personnel engaged in sales, and sales support functions. Advertising and promotional spend includes online marketing, including fees paid to search engines, offline marketing, which is primarily television advertising and partner-related payments to those who direct traffic to our brands. We plan to continue to expand sales and marketing efforts to attract new users, retain existing users and increase sales to both new and existing users.

General and administrative expense

General and administrative expense consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in executive management, finance, legal, tax and human resources, facilities costs and fees for professional services.

Product development expense

Product development expense consists primarily of compensation (including stock-based compensation) and other employee-related costs that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology.

Results of operations

The following table sets forth our combined statement of operations information for the years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2014 and 2015:

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

	(in thousands)
Revenue	$713,449	$803,089	$888,268	$209,785	$235,069
Operating costs and expenses:
Cost of revenue (exclusive of depreciation)	72,794	85,945	120,024	24,145	38,953
Selling and marketing expense	304,597	321,870	335,107	101,577	111,965
General and administrative expense	76,711	93,641	117,890	23,273	29,738
Product development expense	38,921	42,973	49,738	12,479	16,451
Depreciation	16,341	20,202	25,547	5,778	7,045
Amortization of intangibles	17,455	17,125	11,395	1,837	3,877

Total operating costs and expenses	526,819	581,756	659,701	169,089	208,029

Operating income	186,630	221,333	228,567	40,696	27,040
Interest expense—related party	(29,489)	(34,307)	(25,541)	(9,755)	(2,179)
Other (expense) income, net	(7,428)	217	12,610	(5)	9,307

Earnings before income taxes	149,713	187,243	215,636	30,936	34,168
Income tax provision	(59,432)	(60,616)	(67,277)	(11,088)	(8,288)

Net earnings	90,281	126,627	148,359	19,848	25,880
Net (earnings) loss attributable to noncontrolling interests	(4,606)	(1,624)	(595)	(130)	326

Net earnings attributable to The Match Group, Inc. shareholder	$85,675	$125,003	$147,764	$19,718	$26,206

The following table sets forth our combined statement of operations information as a percentage of total revenues for the years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2014 and 2015:

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenue (exclusive of depreciation)	10.2%	10.7%	13.5%	11.5%	16.6%
Selling and marketing expense	42.7%	40.1%	37.7%	48.4%	47.6%
General and administrative expense	10.8%	11.7%	13.3%	11.1%	12.7%
Product development expense	5.5%	5.4%	5.6%	5.9%	7.0%
Depreciation	2.3%	2.5%	2.9%	2.8%	3.0%
Amortization of intangibles	2.4%	2.1%	1.3%	0.9%	1.6%

Total operating costs and expenses	73.8%	72.4%	74.3%	80.6%	88.5%

Operating income	26.2%	27.6%	25.7%	19.4%	11.5%
Interest expense—related party	(4.1)%	(4.3)%	(2.9)%	(4.6)%	(0.9)%
Other (expense) income, net	(1.0)%	0.0%	1.4%	0.0%	4.0%

Earnings before income taxes	21.0%	23.3%	24.3%	14.7%	14.5%
Income tax provision	(8.3)%	(7.5)%	(7.6)%	(5.3)%	(3.5)%

Net earnings	12.7%	15.8%	16.7%	9.5%	11.0%
Net (earnings) loss attributable to noncontrolling interests	(0.6)%	(0.2)%	(0.1)%	(0.1)%	0.1%

Net earnings attributable to The Match Group, Inc. shareholder	12.0%	15.6%	16.6%	9.4%	11.1%

Results of operations for the three months ended March 31, 2014 and 2015

Revenue

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands except ARPPU)
Direct Revenue:
North America	$127,011	$138,522	9.1%
International	69,341	63,364	(8.6)%

Total Direct Revenue	196,352	201,886	2.8%
Indirect Revenue	8,680	8,261	(4.8)%

Total Dating Revenue	205,032	210,147	2.5%
Non-dating Revenue	4,753	24,922	424.3%

Total Revenue	$209,785	$235,069	12.1%

Percentage of Total Revenue:
Direct Revenue:
North America	60.5%	58.9%
International	33.1%	27.0%

Total Direct Revenue	93.6%	85.9%
Indirect Revenue	4.1%	3.5%

Total Dating Revenue	97.7%	89.4%
Non-dating Revenue	2.3%	10.6%

Total Revenue	100.0%	100.0%

Average PMC:
North America	2,356	2,553	8.4%
International	1,086	1,179	8.5%

Total	3,442	3,732	8.4%

ARPPU:
North America	$0.60	$0.60	0.6%
International	$0.71	$0.60	(15.8)%
Total	$0.63	$0.60	(5.2)%

Revenue increased $25.3 million, or 12.1%, in 2015 versus 2014, or 17.6% excluding the effects of foreign exchange.

North America Direct Revenue grew by $11.5 million, or 9.1%, in 2015 versus 2014, driven by 8.4% growth in Average PMC, and a 0.6% increase in ARPPU. Average PMC growth was driven by higher beginning PMC, plus growth in new users and a higher percentage of new users becoming paid members. ARPPU increased due to increases in mix-adjusted rates, partially offset by mix shifts to lower rate brands.

International Direct Revenue declined by $6.0 million, or 8.6%, in 2015 versus 2014, driven by a 15.8% decline in ARPPU, partially offset by 8.5% growth in Average PMC. Average PMC growth was driven by a higher percentage of new users becoming paid members, as well as increases in new users and higher starting PMC. ARPPU decreased primarily due to the effects of foreign exchange. Adjusting for foreign exchange effects, International Direct Revenue grew 7.8%, and International ARPPU declined 0.7% as increases in mix-adjusted rates were more than offset by mix shift to lower rate brands.

The Non-dating revenue increase was driven primarily by the acquisition of The Princeton Review.

Cost of revenue (exclusive of depreciation)

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
Cost of revenue	$24,145	$38,953	61.3%
Percentage of revenue	11.5%	16.6%

Cost of revenue increased $14.8 million, or 61.3%, in 2015 versus 2014, primarily driven by the acquisition of The Princeton Review, as well as by year on year increases of in-app purchase fees and higher hosting fees driven by growth in users and product features.

Selling and marketing expense

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
Selling and marketing expense	$101,577	$111,965	10.2%
Percentage of revenue	48.4%	47.6%

Selling and marketing expense increased $10.4 million, or 10.2%, in 2015 versus 2014, driven by an increase in Dating advertising spend including by virtue of the acquisition of FriendScout24, and the acquisition of The Princeton Review.

General and administrative expense

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
General and administrative expense	$23,273	$29,738	27.8%
Percentage of revenue	11.1%	12.7%

General and administrative expense increased $6.5 million, or 27.8%, in 2015 versus 2014, driven primarily by the acquisitions of The Princeton Review and FriendScout24, partially offset by a decrease of $11.0 million in acquisition-related contingent consideration fair value adjustments. Additionally, 2014 was impacted by a $3.9 million benefit related to the expiration of the statute of limitations for a non-income tax matter.

Product development expense

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
Product development expense	$12,479	$16,451	31.8%
Percentage of revenue	5.9%	7.0%

Product development expense increased $4.0 million, or 31.8%, in 2015 versus 2014, driven primarily by increased compensation at Dating.

Depreciation

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
Depreciation	$5,778	$7,045	21.9%
Percentage of revenue	2.8%	3.0%

Depreciation increased $1.3 million, or 21.9%, in 2015 versus 2014, driven by the acquisition of The Princeton Review.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure and is defined in "—Principles of financial reporting."

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
Adjusted EBITDA	$53,281	$33,250	(37.6)%
Percentage of revenue	25.4%	14.1%

Refer to Note 5 to our combined interim financial statements for reconciliations of Adjusted EBITDA to operating income and net earnings attributable to The Match Group, Inc. shareholder.

Adjusted EBITDA decreased $20.0 million, or 37.6%, in 2015 versus 2014, despite higher revenue, primarily due to an increase in advertising spend at Dating, losses from the acquisition of The Princeton Review, $3.3 million of costs in the current year across our expense categories related to our ongoing consolidation and streamlining of technology systems and European operations at Dating, and a $3.9 million benefit in the prior year related to the expiration of the statute of limitations for a non-income tax matter.

Operating income

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
Operating income	$40,696	$27,040	(33.6)%
Percentage of revenue	19.4%	11.5%

Operating income decreased $13.7 million, or 33.6%, in 2015 versus 2014, primarily due to a decrease of $20.0 million in Adjusted EBITDA described above and increases of $2.0 million in amortization of intangibles, $1.3 million in stock-based compensation expense and $1.3 million in depreciation, partially offset by a decrease of $11.0 million in acquisition-related contingent consideration fair value adjustments. The decrease in acquisition-related contingent consideration fair value adjustments was the result of an update of the future forecast of earnings and operating metrics related to certain acquired businesses.

At March 31, 2015, there was $67.9 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2.8 years.

Interest expense—related party

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
Interest expense—related party	$(9,755)	$(2,179)	(77.7)%
Percentage of revenue	(4.6)%	(0.9)%

Interest expense—related party includes interest charged by IAC and its subsidiaries on the outstanding long-term debt—related party notes, as well as on other acquisition related loans, which were capitalized on June 30, 2014.

Other (expense) income, net

	Three months ended March 31,
			% change
	2014	2015

	(dollars in thousands)
Other (expense) income, net	$(5)	$9,307	NM
Percentage of revenue	0.0%	4.0%

Other (expense) income, net in 2015 includes $6.7 million in foreign currency exchange gains related to our €53 million 5.00% Note payable to an IAC subsidiary. The note was issued on April 8, 2014 and matures on December 15, 2021.

Income tax provision

	Three months ended March 31,
	2014	2015	% change

	(dollars in thousands)
Income tax provision	$(11,088)	$(8,288)	(25.3)%
Effective income tax rate	35.8%	24.3%

The effective income tax rate for 2014 is higher than the statutory rate of 35% due primarily to state taxes. The effective income tax rate for 2015 is lower than the statutory rate of 35% due principally to the non-taxable gain on contingent consideration fair value adjustments in the current year.

We are routinely under audit by federal, state, local and foreign authorities in the area of income tax as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service is currently auditing IAC's federal income tax returns for the years ended December 31, 2010 through 2012, which includes our operations. Various other jurisdictions are open to examination for various tax years beginning with 2009. Income taxes payable include reserves considered sufficient to pay assessments that may result from examination of prior year tax returns. Changes to reserves from period to period and differences between amounts paid, if any, upon the resolution of audits and amounts previously provided may be material. Differences between the reserves for income tax contingencies and the amounts owed by us are recorded in the period they become known.

At December 31, 2014 and March 31, 2015, unrecognized tax benefits, including interest, are $12.1 million and $11.1 million, respectively. If unrecognized tax benefits at March 31, 2015 are subsequently recognized, $10.7 million, net of related deferred tax assets and interest, would reduce income tax provision. We believe that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $1.1 million within twelve months of March 31, 2015.

Results of operations for the years ended December 31, 2013 and 2014

Revenue

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands, except ARPPU)
Direct Revenue:
North America	$493,729	$525,928	6.5%
International	260,340	273,599	5.1%

Total Direct Revenue	754,069	799,527	6.0%
Indirect Revenue	34,128	36,931	8.2%

Total Dating Revenue	788,197	836,458	6.1%
Non-dating Revenue	14,892	51,810	247.9%

Total Revenue	$803,089	$888,268	10.6%

Percentage of Total Revenue:
Direct Revenue:
North America	61.5%	59.2%
International	32.4%	30.8%

Total Direct Revenue	93.9%	90.0%
Indirect Revenue	4.2%	4.2%

Total Dating Revenue	98.1%	94.2%
Non-dating Revenue	1.9%	5.8%

Total Revenue	100.0%	100.0%

Average PMC:
North America	2,169	2,404	10.8%
International	1,020	1,097	7.5%

Total	3,189	3,501	9.8%

ARPPU:
North America	$0.62	$0.60	(3.9%)
International	$0.70	$0.68	(2.3%)
Total	$0.65	$0.63	(3.4%)

Revenue increased $85.2 million, or 10.6%, in 2014 versus 2013.

North America Direct Revenue grew by $32.2 million, or 6.5%, in 2014 versus 2013, driven by 10.8% growth in Average PMC, partially offset by a 3.9% decline in ARPPU. Average PMC growth was driven by a strong increase in beginning PMC and strong new user growth, partially offset by mix shift to brands where a lower percentage of new users become paid members. ARPPU decreased due to mix shifts to lower rate brands as well as a decline in mix-adjusted rates.

International Direct Revenue grew by $13.3 million, or 5.1%, in 2014 versus 2013, driven by 7.5% growth in Average PMC, partially offset by a 2.3% decline in ARPPU. Average PMC growth was driven by a strong increase in beginning PMC, the acquisition of FriendScout24 and growth in new users, partially offset by mix shift to brands where a lower percentage of new users become paid members. ARPPU decreased due to mix shift to lower rate brands, partially offset by mix-adjusted rate increases.

Non-dating revenue grew 247.9% as a result of our acquisition of The Princeton Review in August 2014.

Cost of revenue (exclusive of depreciation)

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands)
Cost of revenue	$85,945	$120,024	39.7%
Percentage of revenue	10.7%	13.5%

Cost of revenue increased $34.1 million, or 39.7%, in 2014 versus 2013, driven primarily by the acquisition of The Princeton Review, as well as higher in-app purchase fees and higher hosting fees driven by growth in users and product features.

Selling and marketing expense

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands)
Selling and marketing expense	$321,870	$335,107	4.1%
Percentage of revenue	40.1%	37.7%

Selling and marketing expense increased $13.2 million, or 4.1%, in 2014 versus 2013, driven by the acquisition of FriendScout24, the acquisition of The Princeton Review and increases in advertising spend at Dating.

General and administrative expense

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands)
General and administrative expense	$93,641	$117,890	25.9%
Percentage of revenue	11.7%	13.3%

General and administrative expense increased $24.2 million, or 25.9%, in 2014 versus 2013, primarily driven by the acquisitions of The Princeton Review and FriendScout24, and an increase in compensation at our existing businesses, primarily due to an increase in stock-based compensation expense due to new grants and increases in headcount. These increases were partially offset by a decrease of $13.3 million for an acquisition-related contingent consideration fair value adjustment at Twoo driven by changes in the forecast of earnings and operating metrics, and a $3.9 million benefit recorded in the first quarter of 2014 related to the expiration of the statute of limitations for a non-income tax matter.

Product development expense

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands)
Product development expense	$42,973	$49,738	15.7%
Percentage of revenue	5.4%	5.6%

Product development expense increased $6.8 million, or 15.7%, in 2014 versus 2013, primarily driven by an increase in compensation driven by increased headcount at Tinder and Tutor.com (now The Princeton Review).

Depreciation

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands)
Depreciation	$20,202	$25,547	26.5%
Percentage of revenue	2.5%	2.9%

Depreciation increased by $5.3 million, or 26.5%, in 2014 versus 2013, primarily driven by the acquisition of The Princeton Review, and the incremental depreciation associated with capital expenditures, partially offset by certain fixed assets becoming fully depreciated.

Adjusted EBITDA

Adjusted EBITDA is non-GAAP measure and is defined in "Principles of financial reporting."

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands)
Adjusted EBITDA	$271,231	$273,448	0.8%
Percentage of revenue	33.8%	30.8%

Refer to Note 9 to our combined audited financial statements for reconciliations of Adjusted EBITDA to operating income and net earnings attributable to The Match Group, Inc. shareholder.

Adjusted EBITDA increased $2.2 million, or 0.8%, in 2014 versus 2013. Excluding the acquisitions of The Princeton Review and FriendScout24, Adjusted EBITDA growth was largely in-line with revenue growth.

Operating income

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands)
Operating income	$221,333	$228,567	3.3%
Percentage of revenue	27.6%	25.7%

Operating income increased $7.2 million, or 3.3%, in 2014 versus 2013, primarily due to the increase of $2.2 million in Adjusted EBITDA described above and decreases of $13.3 million in acquisition-related contingent consideration fair value adjustments and $5.7 million in amortization of intangibles, partially offset by increases of $8.6 million in stock-based compensation expense and $5.3 million in depreciation. The change in acquisition-related contingent consideration fair value adjustments was related to changes in Twoo's forecast of earnings and operating metrics. The decrease in amortization of intangibles was primarily related to lower amortization expense at Dating due to certain intangible assets becoming fully amortized. The increase in stock-based compensation expense was primarily due to new grants.

Interest expense—related party

	Years ended December 31,
	2013		2014		% change

	(dollars in thousands)
Interest expense—related party	$(34,307)		$(25,541)		(25.6%)
Percentage of revenue	(4.3%	)	(2.9%	)

Interest expense—related party includes interest charged by IAC and its subsidiaries on the outstanding long-term debt—related party notes, as well as on other acquisition related loans, which were capitalized on June 30, 2014.

Other income, net

	Years ended December 31,
			% change
	2013	2014

	(dollars in thousands)
Other income, net	$217	$12,610	NM
Percentage of revenue	0.0%	1.4%

Other income, net in 2014 includes $8.3 million in foreign currency exchange gains related to our €53 million 5.00% Note payable to an IAC subsidiary. The note was issued on April 8, 2014 and is due on December 15, 2021.

Income tax provision

	Years ended December 31,
	2013	2014	% change

	(dollars in thousands)
Income tax provision	$(60,616)	$(67,277)	11.0%
Effective income tax rate	32.4%	31.2%

In 2013, the effective income tax rate was lower than the statutory rate of 35% due primarily to the settlements of uncertain tax positions. In 2014, the effective income tax rate was lower than the statutory rate of 35% due primarily to non-taxable contingent consideration fair value adjustments and non-taxable foreign currency exchange gains.

At December 31, 2013 and 2014, we had unrecognized tax benefits, including interest, of $12.4 million and $12.1 million, respectively. Included in unrecognized tax benefits at December 31, 2013 and 2014, is approximately $0.5 million and $0.7 million, respectively, for tax positions included in IAC's consolidated tax return filings. Unrecognized tax benefits, including interest, for the year ended December 31, 2014 decreased by $0.3 million due principally to foreign statute expirations. If unrecognized tax benefits at December 31, 2014 are subsequently recognized, $11.8 million, net of related deferred tax assets and interest, would reduce income tax expense. The comparable amount as of December 31, 2013 is $12.0 million. We believe that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $1.2 million by December 31, 2015, primarily due to expirations of statutes of limitations.

Results of operations for the years ended December 31, 2012 and 2013

Revenue

	Years ended December 31,
	2012	2013	% change

(dollars in thousands, except ARPPU)
Direct Revenue:
North America	$454,996	$493,729	8.5%
International	233,531	260,340	11.5%

Total Direct Revenue	688,527	754,069	9.5%
Indirect Revenue	24,922	34,128	36.9%

Total Dating Revenue	713,449	788,197	10.5%
Non-dating Revenue	—	14,892	NA

Total Revenue	$713,449	$803,089	12.6%

Percentage of Total Revenue:
Direct Revenue:
North America	63.8%	61.5%
International	32.7%	32.4%

Total Direct Revenue	96.5%	93.9%
Indirect Revenue	3.5%	4.2%

Total Dating Revenue	100.0%	98.1%
Non-dating Revenue	—%	1.9%

Total Revenue	100.0%	100.0%

Average PMC:
North America	1,920	2,169	13.0%
International	876	1,020	16.6%

Total	2,796	3,189	14.1%

ARPPU:
North America	$0.65	$0.62	(3.7)%
International	$0.73	$0.70	(4.1)%
Total	$0.67	$0.65	(3.7)%

Revenue increased $89.6 million, or 12.6%, in 2013 versus 2012.

North America Direct Revenue increased by $38.7 million, or 8.5%, in 2013 versus 2012, driven by 13.0% growth in Average PMC, partially offset by a 3.7% decline in ARPPU. Average PMC growth was driven by growth in new users, as well as an increase in beginning PMC, partially offset by mix shift to brands where a lower percentage of users become paying members. ARPPU decreased due to mix shifts to lower rate brands as well as a decline in mix-adjusted rates.

International Direct Revenue grew by $26.8 million, or 11.5%, in 2013 versus 2012, driven by 16.6% growth in Average PMC, partially offset by a 4.1% decline in ARPPU. Average PMC growth was driven by the acquisition of Twoo as well as new user growth, partially offset by mix shift to brands where a lower percentage of users become paying members. ARPPU decreased due to mix shifts to lower rate brands as well as a decline in mix-adjusted rates.

Non-dating revenue was $14.9 million in 2013 due to the contribution of Tutor.com (now The Princeton Review), which was acquired December 14, 2012.

Cost of revenue (exclusive of depreciation)

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
Cost of revenue	$72,794	$85,945	18.1%
Percentage of revenue	10.2%	10.7%

Cost of revenue increased $13.2 million, or 18.1%, in 2013 versus 2012, driven primarily by acquisitions at Dating and an increase in content acquisition costs from Tutor.com (now The Princeton Review), which was not included in the full prior year period.

Selling and marketing expense

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
Selling and marketing expense	$304,597	$321,870	5.7%
Percentage of revenue	42.7%	40.1%

Selling and marketing expense increased $17.3 million, or 5.7%, in 2013 versus 2012, driven primarily by increased advertising spend and compensation. The increase in compensation was primarily due to increased headcount at Meetic and acquisitions.

General and administrative expense

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
General and administrative expense	$76,711	$93,641	22.1%
Percentage of revenue	10.8%	11.7%

General and administrative expense increased $16.9 million, or 22.1%, in 2013 versus 2012, driven primarily by acquisitions, an increase in compensation at Dating, resulting from an increase in headcount, and an increase in professional fees due, in part, to transaction fees related to the tender offer by the Company in the fourth quarter of 2013 for the remaining 12.5% of Meetic that it did not already own.

Product development expense

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)

Product development expense	$38,921	$42,973	10.4%
Percentage of revenue	5.5%	5.4%

Product development expense increased $4.1 million, or 10.4%, in 2013 versus 2012, driven primarily by acquisitions.

Depreciation

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
Depreciation	$16,341	$20,202	23.6%
Percentage of revenue	2.3%	2.5%

Depreciation increased by $3.9 million, or 23.6%, in 2013 versus 2012, driven primarily by capital expenditures and acquisitions, partially offset by certain fixed assets becoming fully depreciated.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure and is defined in "Principles of financial reporting."

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
Adjusted EBITDA	$236,490	$271,231	14.7%
Percentage of revenue	33.1%	33.8%

Refer to Note 9 to the combined audited financial statements for reconciliations of Adjusted EBITDA to operating income and net earnings attributable to The Match Group, Inc. shareholder.

Adjusted EBITDA increased $34.7 million, or 14.7%, in 2013 versus 2012, primarily due to the revenue growth noted above.

Operating income

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
Operating income	$186,630	$221,333	18.6%
Percentage of revenue	26.2%	27.6%

Operating income increased $34.7 million, or 18.6%, in 2013 versus 2012, primarily due to the increase of $34.7 million in Adjusted EBITDA described above and a decrease of $3.8 million in stock-based compensation expense, partially offset by a $3.9 million increase in depreciation. The decrease in stock-based compensation expense is primarily a result of the vesting of certain awards and an increase in the number of awards forfeited as compared to the prior year.

Interest expense—related party

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
Interest expense—related party	$(29,489)	$(34,307)	16.3%
Percentage of revenue	(4.1)%	(4.3)%

Interest expense—related party includes interest charged by IAC and its subsidiaries on the outstanding long-term debt—related party notes, as well as on other acquisition related loans.

Other (expense) income, net

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
Other (expense) income, net	$(7,428)	$217	NM
Percentage of revenue	(1.0)%	0.0%

Other expense, net in 2012 includes an $8.7 million other-than-temporary impairment charge related to a long-term marketable equity security as a result of our assessment of the investment's near-term prospects in relation to the severity and duration of its unrealized loss.

Income tax provision

	Years ended December 31,
	2012	2013	% change

	(dollars in thousands)
Income tax provision	$(59,432)	$(60,616)	2.0%
Effective income tax rate	39.7%	32.4%

In 2012 the effective income tax rate was higher than the statutory rate of 35% due primarily to a valuation allowance on the deferred tax asset created by the other-than-temporary impairment charge related to a long-term marketable equity security. In 2013, the effective income tax rate was lower than the statutory rate of 35% due primarily to the settlements of uncertain tax positions.

Quarterly results of operations

The following table sets forth selected unaudited quarterly statement of operations information for each of the nine quarters ended March 31, 2015. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods presented in accordance with GAAP. This information should be read in conjunction with our combined financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015

(in thousands)
Revenue	$192,555	$197,468	$204,521	$208,545	$209,785	$211,906	$227,581	$238,996	$235,069
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	20,164	20,827	21,700	23,254	24,145	24,487	33,447	37,945	38,953
Selling and marketing expense	92,460	77,729	82,997	68,684	101,577	83,014	86,645	63,871	111,965
General and administrative expense	26,592	24,980	22,046	20,023	23,273	28,054	23,024	43,539	29,738
Product development expense	10,529	10,038	10,682	11,724	12,479	11,633	12,502	13,124	16,451
Depreciation	4,706	4,838	5,043	5,615	5,778	5,570	5,774	8,425	7,045
Amortization of intangibles	4,540	5,105	3,153	4,327	1,837	1,683	3,321	4,554	3,877

Total operating costs and expenses	158,991	143,517	145,621	133,627	169,089	154,441	164,713	171,458	208,029

Operating income	$33,564	$53,951	$58,900	$74,918	$40,696	$57,465	$62,868	$67,538	$27,040

The following table reconciles Adjusted EBITDA to operating income for each of the nine quarters ended March 31, 2015.

	Three months ended
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015

(in thousands)
Operating income	$33,564	$53,951	$58,900	$74,918	$40,696	$57,465	$62,868	$67,538	$27,040
Stock-based compensation expense	4,152	418	3,283	4,375	4,997	5,809	5,804	4,241	6,299
Depreciation	4,706	4,838	5,043	5,615	5,778	5,570	5,774	8,425	7,045
Amortization of intangibles	4,540	5,105	3,153	4,327	1,837	1,683	3,321	4,554	3,877
Acquisition-related contingent consideration fair value adjustments	1,458	4,249	632	(5,996)	(27)	728	(14,282)	669	(11,011)

Adjusted EBITDA	$48,420	$68,561	$71,011	$83,239	$53,281	$71,255	$63,485	$85,427	$33,250

The following table sets forth our key metrics for each of the nine quarters ended March 31, 2015.

	Three months ended
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015

(in thousands, except ARPPU)
Direct Revenue:
North America	$118,872	$122,778	$127,097	$124,982	$127,011	$130,210	$134,325	$134,382	$138,522
International	62,367	63,318	65,754	68,901	69,341	68,276	67,741	68,241	63,364

Total Direct Revenue	181,239	186,096	192,851	193,883	196,352	198,486	202,066	202,623	201,886

Indirect Revenue	7,622	8,225	8,218	10,063	8,680	9,081	9,341	9,829	8,261

Total Dating Revenue	$188,861	$194,321	$201,069	$203,946	$205,032	$207,567	$211,407	$212,452	$210,147

Average PMC:
North America	2,062	2,152	2,208	2,254	2,356	2,373	2,457	2,429	2,553
International	967	992	1,043	1,078	1,086	1,074	1,101	1,127	1,179

Total	3,029	3,144	3,251	3,332	3,442	3,447	3,558	3,556	3,732

ARPPU:
North America	$0.64	$0.63	$0.63	$0.60	$0.60	$0.60	$0.59	$0.60	$0.60
International	$0.72	$0.70	$0.69	$0.69	$0.71	$0.70	$0.67	$0.66	$0.60
Total	$0.66	$0.65	$0.64	$0.63	$0.63	$0.63	$0.62	$0.62	$0.60

Quarterly trends

Quarterly Direct Revenue increased sequentially in the majority of the periods presented, driven by growth in Average PMC, partially offset set by sequential decreases in ARPPU in some periods. ARPPU decreases in sequential quarters are driven largely by mix shifts to lower monetizing brands. In the three months ended March 31, 2015, foreign exchange movements affected International Direct Revenue and total Direct Revenue growth. But for the significant effects of foreign exchange, International Direct Revenue and total Direct Dating Revenue in the three months ended March 31, 2015 would have also sequentially increased.

Our advertising spend is typically higher during the first quarter of a fiscal year, and lower during the fourth quarter. This mix is driven by the seasonally low cost of advertising during the first quarter, coupled with the seasonally high demand for our products at such time, and the seasonally high cost of advertising in the fourth quarter coupled with the seasonally low demand for our products at such time.

Adjusted EBITDA is generally increasing sequentially and on a year on year basis, but is impacted by the aforementioned selling and marketing trends, which drive lower or sometimes negative, year on year Adjusted EBTIDA growth in the first quarter of the fiscal year. Increased investment in Non-dating driven by The Princeton Review also impacted Adjusted EBITDA beginning with the three months ended September 30, 2014.

Liquidity and capital resources

The following table summarizes our total cash and cash equivalents as at December 31, 2012, 2013 and 2014 and March 31, 2014 and 2015 as well as our operating, investing and financing activities for the years ended December 31, 2012, 2013 and 2014 and the quarters ended March 31, 2014 and 2015.

	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015

	(in thousands)
Cash and cash equivalents (end of period)	$107,164	$125,226	$127,630	$146,997	$119,685
Net cash provided by (used in):
Operating activities	$164,371	$174,799	$173,615	$41,341	$39,964
Investing activities	(79,355)	(53,986)	(140,200)	(6,993)	(8,558)
Financing activities	(47,968)	(105,262)	(20,058)	(13,786)	(33,335)
Effect of exchange rate on cash and cash equivalents	1,814	2,513	(10,953)	1,209	(6,016)

Net increase (decrease) in cash and cash equivalents	$38,862	$18,064	$2,404	$21,771	$(7,945)

At March 31, 2015, we had $119.7 million of cash and cash equivalents. Internationally, cash equivalents primarily consist of AAA rated money market funds and time deposits. Domestically, we participate in IAC's centrally managed U.S. treasury management function in which IAC sweeps our domestic cash. Long-term debt—related party consists of $79.0 million in notes payable in three installments of $26.3 million each due on September 1, 2021, 2023 and 2026, a €53 million ($58.0 million at March 31, 2015) note due December 15, 2021 and a $47.0 million note due December 15, 2021, all of which will be repaid in connection with this offering. We and certain of our domestic subsidiaries are also guarantors of IAC's 2013 Senior Notes ($500 million aggregate principal amount of 4.875% Senior Notes due November 30, 2018) and 2012 Senior Notes ($500 million aggregate principal amount of 4.75% Senior Notes due December 15,

2022). IAC's $300 million revolving credit facility, which expires on December 21, 2017, is also unconditionally guaranteed by us and the same domestic subsidiaries that guarantee the 2013 and 2012 Senior Notes and is also secured by our stock and the stock of certain of our domestic and foreign subsidiaries. At March 31, 2015, there are no outstanding borrowings under IAC's revolving credit facility. See "Certain relationships and related party transactions—Pre-offering relationship with IAC."

At March 31, 2015, $116.0 million of the $119.7 million of cash and cash equivalents was held by our foreign subsidiaries. We currently do not anticipate a need to repatriate these funds to finance our U.S. operations and it is our intent to indefinitely reinvest these funds outside of the U.S., and therefore, we have not provided for any U.S. income taxes.

Prior to the offering, our principal sources of liquidity have been cash flows generated from operations and the funding we receive from IAC, including loans from certain IAC foreign subsidiaries, as well as our cash and cash equivalents. These sources have been sufficient to enable us to fund our normal operating requirements, including capital expenditures, and our acquisitions. We expect that our acquisition of PlentyOfFish for $575.0 million will be funded through a combination of cash on hand and a capital contribution from IAC. In connection with the offering, we currently intend to use $              of our net proceeds from this offering immediately upon completion of the offering to repay indebtedness owed to IAC and/or as a dividend to IAC declared prior to the completion of this offering and to use the remainder of our net proceeds from this offering for general corporate purposes. After the completion of this offering, IAC will own all of the shares of our Class B common stock, representing approximately         % of the total outstanding shares of our capital stock and approximately         % of the total voting power of our outstanding capital stock. As a result, IAC will have the ability to control our financing activities, including the issuance of additional debt and equity securities, or the incurrence of other indebtedness generally. We believe our existing cash and cash equivalents together with our expected positive cash flows generated from operations and the net proceeds from this offering retained for general corporate purposes, will be sufficient to fund our normal operating requirements, including capital expenditures and other commitments for at least the next twelve months. Our liquidity could be negatively affected by a decrease in demand for our products and services. While we believe we will have the ability to access debt and equity markets if needed, such transactions may require the approval of IAC either due to its control of the majority of our voting power, or its majority director position. Additional financing may not be available at all or on terms favorable to us.

We expect that 2015 capital expenditures will be higher than those made in 2014, driven by our ongoing consolidation and streamlining of technology systems at our dating business.

Cash flows provided by operating activities

Net cash provided by operating activities consists of earnings adjusted for non-cash items, including stock-based compensation expense, depreciation, amortization of intangibles, excess tax benefits from stock-based awards, deferred income taxes, acquisition-related contingent consideration fair value adjustments, and the effect of changes from working capital activities.

Net cash provided by operating activities in the three months ended March 31, 2015 consists of net earnings of $25.9 million, adjustments for non-cash items of $17.1 million, and an increase from working capital activities of $31.2 million. Adjustments for non-cash items primarily consist of $12.8 million of excess tax benefits from stock-based awards, $11.1 million in other adjustments, net, primarily related to a $6.7 million foreign currency gain on the €53.0 million note, and $11.0 million in acquisition-related contingent consideration fair value adjustments, partially offset by $7.0 million of depreciation, $6.3 million of stock-based compensation expense and $3.9 million of amortization of intangibles. The changes from working capital activities primarily consist of an increase in accounts payable and accrued expenses and other current liabilities of $19.6 million and an increase of $17.5 million in deferred revenue, partially offset by an increase in accounts receivable of $8.3 million. The increase in accounts payable and accrued expenses and other current liabilities is primarily due to an increase in accrued advertising, partially offset by a decrease in accrued employee compensation and benefits. The decrease in accrued employee compensation and benefits is primarily due to the payment of the 2014 cash bonuses in 2015. The increase in deferred revenue is primarily due to growth in membership revenue. The increase in accounts receivable is primarily due to the growth in in-app purchases sold through Dating's mobile products.

Net cash provided by operating activities in the three months ended March 31, 2014 consists of net earnings of $19.8 million, adjustments for non-cash items of $10.4 million and an increase from working capital activities of $11.1 million. Adjustments for non-cash items primarily consist of $5.8 million of depreciation, $5.0 million of stock-based compensation expense, $1.9 million of deferred taxes and $1.8 million of amortization of intangibles, partially offset by $4.0 million of excess tax benefits from stock-based awards. The changes from working capital activities primarily consist of an increase in deferred revenue of $9.5 million primarily due to growth in membership revenue.

Net cash provided by operating activities in 2014 consists of net earnings of $148.4 million, adjustments for non-cash items of $24.6 million, and an increase from working capital activities of $0.6 million. Adjustments for non-cash items primarily consist of $25.5 million of depreciation, $20.9 million of stock-based compensation expense and $11.4 million of amortization of intangibles, partially offset by $12.9 million in acquisition-related contingent consideration fair value adjustments, $9.0 million in other, net, principally related to an $8.3 million foreign currency gain on the €53 million note, $5.9 million of deferred income taxes and $5.3 million of excess tax benefits from stock based awards. The changes from working capital activities primarily consist of an increase in other current assets of $10.6 million and a decrease of $8.0 million in accounts payable and accrued expenses and other current liabilities, partially offset by an increase in deferred revenue of $8.6 million and an increase in income taxes payable of $8.1 million. The increase in other current assets is due to an increase in prepaid marketing at Dating and an increase in prepaid hosting fees in connection with the growth at Tinder. The decrease in accounts payable and accrued expenses and other current liabilities is due to the timing of payments. The increase in deferred revenue is primarily due to the acquisition of The Princeton Review and growth in subscription revenue. The increase in income taxes payable is due to current year income tax accruals in excess of current year income tax payments.

Net cash provided by operating activities in 2013 consists of net earnings of $126.6 million, adjustments for non-cash items of $35.7 million, and an increase from working capital activities of $12.4 million. Adjustments for non-cash items primarily consist of $20.2 million of depreciation, $17.1 million of amortization of intangibles and $12.2 million of stock-based compensation expense, partially offset by $10.8 million of excess tax benefits from stock-based awards. The changes from working capital activities primarily consist of an increase in deferred revenue of $12.4 million and an increase in income taxes payable of $4.8 million, partially offset by an increase in accounts receivable of $3.7 million. The increase in deferred revenue is primarily due to the growth in membership revenue. The increase in income taxes payable is due to current year income tax accruals in excess of current year income tax payments. The increase in accounts receivable is primarily due to growth in advertising revenue.

Net cash provided by operating activities in 2012 consists of net earnings of $90.3 million, adjustments for non-cash items of $47.6 million, and an increase from working capital activities of $26.5 million. Adjustments for non-cash items primarily consist of $17.5 million of amortization of intangibles, $16.3 million of depreciation, $16.1 million of stock-based compensation expense and an $8.7 million asset impairment charge related to a long-term marketable security, partially offset by $8.4 million of excess tax benefits from stock-based awards. The changes from working capital activities primarily consist of an increase in income taxes payable of $15.1 million and an increase in deferred revenue of $8.7 million. The increase in income taxes payable is due to current year income tax accruals in excess of current year income tax payments. The increase in deferred revenue is primarily due to the growth in membership revenue.

Cash flows used in investing activities

Net cash used in investing activities in the three months ended March 31, 2015 includes capital expenditures of $4.3 million, primarily related to the internal development of software to support our products and services and cash consideration used in acquisitions of $3.8 million.

Net cash used in investing activities in the three months ended March 31, 2014 includes capital expenditures of $3.9 million primarily related to the internal development of software to support our products and services and the purchase of investments of $3.3 million.

Net cash used in investing activities in 2014 includes acquisitions of $114.1 million, which include The Princeton Review, and capital expenditures of $21.8 million, primarily related to the internal development of software to support our products and services.

Net cash used in investing activities in 2013 includes acquisitions of $32.1 million, which include Twoo, and capital expenditures of $19.8 million primarily related to the internal development of software to support our products and services.

Net cash used in investing activities in 2012 includes acquisitions of $59.5 million, primarily related to Tutor.com and Date Hookup, and capital expenditures of $19.9 million primarily related to the internal development of software to support our products and services.

Cash flows used in financing activities

Net cash used in financing activities in the three months ended March 31, 2015 includes cash transfers of $45.9 million to IAC, partially offset by $12.8 million in excess tax benefits from stock-based awards. The cash transfers to IAC relate to IAC's centrally managed U.S. treasury management function.

Net cash used in financing activities in the three months ended March 31, 2014 includes $30.0 million for the purchase of noncontrolling interests, partially offset by the return of $12.4 million of funds held in escrow related to the Meetic tender offer and $4.0 million in excess tax benefits from stock-based awards.

Net cash used in financing activities in 2014 includes cash transfers of $108.1 million to IAC, $33.2 million for the purchase of noncontrolling interests in Tinder and Meetic and a $7.4 million contingent consideration payment related to the 2013 Twoo acquisition, partially offset by $111.6 million in proceeds from the issuance of related party debt, the return of $12.4 million of funds held in escrow related to the Meetic tender offer and $5.3 million in excess tax benefits from stock based awards.

Net cash used in financing activities in 2013 includes $71.5 million held in escrow related to the Meetic tender offer and $52.6 million for the purchase of noncontrolling interests in Meetic, partially offset by $10.8 million in excess tax benefits from stock-based awards and cash transfers of $9.7 million from IAC.

Net cash used in financing activities in 2012 includes cash transfers of $53.4 million to IAC, partially offset by $8.4 million in excess tax benefits from stock-based awards.

Contractual obligations and contingencies

Our principal commitments consist of obligations under related party debt and operating leases for equipment and office space. The following table summarizes our contractual obligations as of December 31, 2014. At March 31, 2015, there have been no material changes to the Company's contractual obligations.

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
					Total

	(in thousands)
Long-term debt—related party(1)	$8,823	$17,645	$17,645	$214,812	$258,925
Operating leases(2)	12,376	18,781	11,093	6,393	48,643
Purchase obligations(3)	8,647	—	—	—	8,647

Total contractual obligations(4)	$29,846	$36,426	$28,738	$221,205	$316,215

(1)    Long-term debt—related party consists of $79.0 million in notes payable in three installments of $26.3 million each due on September 1, 2021, 2023 and 2026, a €53 million ($58.0 million at March 31, 2015) note due December 15, 2021 and a $47.0 million note due December 15, 2021, all of which will be repaid in connection with this offering. We and certain of our domestic subsidiaries are also guarantors of IAC's senior notes and credit facility. See "Management's discussion and analysis of financial condition and results of operations–Liquidity and capital resources." The amounts in the table above are inclusive of interest.

(2)    We lease office space, data center facilities and equipment used in connection with our operations under various operating leases, many of which contain escalation clauses. In addition, future minimum lease payments include our allocable share of an IAC data center lease.

(3)    Purchase obligations primarily include advertising commitments, which commitments are reducible or terminable such that these commitments can never exceed associated revenue by a meaningful amount.

(4)   We have excluded $11.8 million in unrecognized tax benefits and related interest from the table above as we are unable to make a reasonably reliable estimate of the period in which these liabilities might be paid. For additional information on income taxes, see Note 3 to our audited combined financial statements included elsewhere in this prospectus.

In addition to what is included in the table above, as of December 31, 2014, we may be required to pay, in connection with our acquisitions, an additional $124.4 million of cash consideration based on the combination of earnings performance and user growth. As of December 31, 2014, we have accrued $20.6 million of contingent consideration in our combined balance sheet representing the estimated fair value of the contingent consideration.

We also had $245,000 of surety bonds outstanding as of December 31, 2014 that could potentially require performance by the Company in the event of demands by third parties or contingent events.

Off-balance sheet arrangements

Other than the items described above, we have no significant off-balance sheet arrangements.

Principles of financial reporting

We report Adjusted EBITDA as a supplemental measure to GAAP. This measure is one of the primary metrics by which we evaluate the performance of our businesses, on which our internal budgets are based and by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measure, which we discuss below.

Adjusted EBITDA is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of (i) amortization of intangible assets and impairments of goodwill and intangible assets and (ii) gains and losses recognized on changes in the fair value of contingent consideration arrangements. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, and we believe that by excluding these items, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business, from which capital investments are made and debt is serviced. Adjusted EBITDA has certain limitations in that it does not take into account the impact to our combined statement of operations of certain expenses.

Non-cash expenses that are excluded from Adjusted EBITDA

Stock-based compensation expense consists principally of expense associated with the grants of stock options, restricted stock units, or RSUs, and performance-based RSUs. These expenses are not paid in cash. Upon the exercise of certain stock options and vesting of RSUs and performance-based RSUs, the awards are settled, at the Company's discretion, on a net basis, with the Company remitting the required tax-withholding amount from its current funds.

Depreciation is a non-cash expense relating to our property and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives.

Amortization of intangible assets and impairments of goodwill and intangible assets are non-cash expenses. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer lists, content, trade names, technology and franchise rights are valued and amortized over their estimated lives. Value is also assigned to acquired indefinite-lived intangible assets, which comprise trade names and trademarks, and goodwill that are not subject to amortization. An impairment is recorded when the carrying value of an intangible asset or goodwill exceeds its fair value. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization and impairment charges of goodwill or intangible assets, if applicable, are not ongoing costs of doing business.

Gains and losses recognized on changes in the fair value of contingent consideration arrangements are accounting adjustments to report contingent consideration liabilities at fair value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or ongoing costs of doing business.

Quantitative and qualitative disclosures about market risk

Equity price risk

At December 31, 2014 and March 31, 2015, we have one investment in an equity security of a publicly traded company. This available-for-sale marketable equity security is reported at fair value based on its quoted market price with any unrealized gain or loss, net of tax, included as a component of "Accumulated other comprehensive loss" in the accompanying combined balance sheet. Investments in equity securities of publicly traded companies are exposed to significant fluctuations in fair value due to the volatility of the stock market. During 2013 and 2014 and for the three months ended March 31, 2015, we did not record any other-than-temporary impairment charges related to this available-for-sale marketable equity security. During 2012, we recorded an $8.7 million other-than-temporary impairment charge related to this available-for-sale marketable equity security. The other-than-temporary impairment charge is included in"Other (expense) income, net" in the accompanying combined statement of operations.

Foreign currency exchange risk

We conduct business in certain foreign markets, primarily in the European Union. For the three months ended March 31, 2015, international revenue accounted for 31% of combined revenue. Our primary exposure to foreign currency exchange risk relates to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. Dollar, primarily the Euro. As foreign currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability of operating results. The average Euro versus the U.S. Dollar exchange rate was 18% lower in the first quarter of 2015 than 2014. The decrease had a significant impact to revenue. Total revenue, Dating revenue and International Dating Revenue would have increased approximately 18%, 8% and 9%, respectively, as compared to the reported increases of 12% and 2% and a decrease of 8%, respectively, had the foreign currency exchange rates been the same as the first quarter of 2014.

Historically, we have not hedged any foreign currency exposures. Our continued international expansion increases our exposure to exchange rate fluctuations and as a result such fluctuations could have a significant impact on our future results of operations.

Critical accounting policies

The following disclosure is provided to supplement the descriptions of our accounting policies contained in Note 2 to our combined financial statements in regard to significant areas of judgment. Management of the Company is required to make certain estimates, judgments and assumptions during the preparation of its combined financial statements in accordance with GAAP. These estimates, judgments and assumptions impact the reported amount of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities as of the date of the combined financial statements. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our combined financial statements than others. What follows is a discussion of some of our more significant accounting policies and estimates.

Business combinations

The purchase price of each acquisition is attributed to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. The fair value of these intangible assets is based on detailed valuations that use information and assumptions provided by management. The excess purchase price over the net tangible and identifiable intangible assets is recorded as goodwill.

In connection with some business combinations, the Company has entered into contingent consideration arrangements that are determined to be part of the purchase price. Each of these arrangements are recorded at its fair value at the time of the acquisition and reflected at current fair value for each subsequent reporting period thereafter until settled. The contingent consideration arrangements are generally based upon earnings performance and/or operating metrics. The Company generally determines the fair value of contingent consideration using probability-weighted analyses over the period in which the obligation is expected to be settled, and, to the extent the arrangement is long-term in nature, applies a discount rate that appropriately captures the risk associated with the obligation. Significant changes in forecasted earnings or operating metrics would result in a significantly higher or lower fair value measurement. Determining fair value is inherently difficult and subjective and can have a material impact on our combined financial statements. The changes in the remeasured fair value of the contingent consideration arrangements each reporting period are recognized in "General and administrative expense" in the accompanying combined statement of operations. See Note 6 to our combined financial statements for a discussion of contingent consideration arrangements.

Recoverability of goodwill and indefinite-lived intangible assets

Goodwill and indefinite-lived intangible assets, which consist of our acquired trade names and trademarks, are assessed annually for impairment as of October 1 or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value. The 2012, 2013 and 2014 annual assessments identified no material impairments. The value of goodwill and indefinite-lived intangible assets that is subject to annual assessment for impairment is $793.8 million and $180.6 million, respectively, at December 31, 2014.

We have the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we elect to perform a qualitative assessment and conclude it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further assessment of that reporting unit's goodwill is necessary; otherwise goodwill must be tested for impairment using a two-step process. The first step involves a comparison of the estimated fair value of each of our reporting units to its carrying value, including goodwill. In performing the first step, we determine the fair value of a reporting unit using both an income approach based on discounted cash flows, or DCF, and a market approach based on multiples of earnings. Determining fair value requires the exercise of significant judgment with respect to several items, including judgment about the amount and timing of expected future cash flows and appropriate discount rates. The expected cash flows used in the DCF analyses are based on our most recent budget and, for years beyond the budget, our estimates, which are based, in part, on forecasted growth rates. The discount rate used in the DCF analysis are intended to reflect the risks inherent in the expected future cash flows of the respective reporting units. Assumptions used in the DCF analyses, including the discount rate, are assessed annually based on the reporting units' current results and forecast, as well as macroeconomic and industry specific factors. The discount rate used in our annual goodwill impairment assessment was approximately 16%. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying value of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with its carrying value to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Any impairment charge that might result in the future would be determined based upon the excess of the carrying value of goodwill over its implied fair value using the second step of the impairment analysis that is described above but, in any event, would not be expected to be lower than the excess of the carrying value of the reporting unit over its fair value. A primary driver in the DCF valuation analyses and the determination of the fair values of our reporting units is the estimate of future revenue and profitability. Generally, we would expect an impairment if forecasted revenue and profitability are no longer expected to be achieved and as a result, the carrying value of a reporting unit(s) exceeds its fair value. This assessment would be based, in part, upon the performance of its businesses relative to budget, our assessment of macroeconomic factors, industry and competitive dynamics and the strategies of its businesses in response to these factors.

We also have the option to qualitatively assess whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If we elect to perform a qualitative assessment and conclude it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value, the fair value of the asset does not need to be determined; otherwise the fair value of the indefinite-lived intangible asset must be determined and compared to its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of indefinite-lived intangible assets are determined using an avoided royalty DCF valuation analysis. Significant judgments inherent in this analysis include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license our trade names and trademarks. Assumptions used in the avoided royalty DCF analyses, including the discount rate and royalty rate, are assessed annually based on the actual and projected cash flows related to the asset, as well as macroeconomic and industry specific factors. The discount rates used in our annual indefinite-lived impairment assessment ranged from 10% to 18% in 2013 and 10% to 20% in 2014, and the royalty rates used ranged from 3% to 7% in both 2013 and 2014.

Recoverability of long-lived assets

We review the carrying value of all long-lived assets, comprising property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. The carrying value of property and equipment and definite-lived intangible assets is $70.1 million at December 31, 2014.

Income taxes

We recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

At December 31, 2014, we had unrecognized tax benefits of $12.1 million, including interest. Changes to reserves from period to period and differences between amounts paid, if any, upon resolution of issues raised in audits and amounts previously provided may be material. Differences between the reserves for income tax contingencies and the amounts owed by us are recorded in the period they become known.

We account for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. As of December 31, 2014, the balance of deferred tax liabilities, net, is $40.9 million. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of our tax returns by the various tax authorities, as well as actual operating results that vary significantly from our anticipated results.

Stock-based compensation

The stock-based compensation expense reflected in our combined statements of operations consists of expense related to our stock options, IAC stock options and restricted stock units issued to our employees prior to the offering, restricted shares issued to employees of Meetic, which was publicly-traded prior to its acquisition by us in 2011, and stock options and stock appreciation rights issued by certain of our other subsidiaries.

Prior to the offering, the equity awards that relate to our common stock or the common stock of certain of our subsidiaries are settlable in shares of IAC common stock having a value equal to the difference between the exercise price and the fair market value of our common stock or that of the relevant subsidiary. Upon completion of the offering, the options that relate to our common stock will be adjusted in accordance with their terms to provide that the awards are exercisable for shares of our common stock, and the equity awards that relate to these subsidiaries will provide that the awards will be settlable, at IAC's election, in shares of IAC common stock or in shares of our common stock. To the extent shares of IAC common stock are issued in settlement of these awards, we will reimburse IAC for the cost of those shares by issuing IAC additional shares of our common stock.

We measure and recognize compensation expense for all stock-based awards based on the grant date fair value of the awards. The fair value of stock options is estimated using the Black-Scholes option-pricing model. Fair value is generally recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is the vesting period of the award. For awards with vesting subject to both a service condition and a performance measure, the expense is measured at the grant date and expensed over the vesting term if the performance measure is considered probable of being achieved.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, the most significant of which include estimating the fair value of the underlying shares, expected term, expected volatility of the underlying shares, risk-free interest rates and the expected dividend yield. In addition, the recognition of stock-based compensation expense is impacted by our estimated forfeiture rates. The assumptions used in our option pricing model represent management's best estimates. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

The key assumptions used in our option-pricing model are estimated as follows:

•
Fair value of shares.  Because our shares have no publicly-traded history, we must estimate the grant date fair value of these shares, as described in "—Stock option grants and common stock valuations" below.

•
Expected term.  Our stock options have generally had one window each year during which an option holder could exercise options and the expected term is based upon the mid-point of the first and last exercise window.

•
Expected volatility.  In the absence of a trading history for our common stock, we estimated the expected price volatility of our stock options by making reference to a peer group of companies. Prior to 2014, we used the historical volatilities of a peer group whose members were chosen on the basis of their similarity to us in terms of consumer use, monetization model, margin and growth characteristics and brand strength, operating across the following sectors: dating and matching, gaming, social, subscription, eCommerce without inventory, and branded consumer internet companies with strong earnings growth. As the value of our company continued to represent an increasingly large percentage of the overall value of IAC, at the beginning of 2014 we concluded that the most relevant reference point for determining our volatility was IAC's historical volatility. Therefore, since that time, IAC's historical volatility has been used to estimate our volatility. We intend to continue to consistently apply this process for our equity awards until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•
Risk-free interest rate.  We base the risk-free interest rate for all awards on U.S. Treasuries equal to the expected term of the option on the grant date.

•
Expected dividend yield.  The expected dividend assumption for our stock options was zero at the time of grant based on the expectation of not paying dividends in the foreseeable future.

The following table summarizes the weighted-average assumptions used in our option pricing model for option grants made during the periods indicated for our stock option awards:

	Year ended December 31, 2013	Year ended December 31, 2014	Six months ended June 30, 2015

Grant date fair value of shares	$238.28	$325.06	$403.78
Expected term (in years)	4.2	4.2	3.5
Expected volatility	41%	29%	27%
Risk-free interest rate	0.8%	1.3%	1.2%
Expected dividend yield	—%	—%	—%

In addition to the above assumptions, we also estimate a forfeiture rate to calculate stock-based compensation expense, which is based on an analysis of our historical forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on our actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the forfeiture rate is recognized in the period in which the estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made resulting in a decrease to the stock-based compensation expense recognized in our combined financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made resulting in an increase to the stock-based compensation expense recognized in our combined financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based awards on a prospective basis. As we continue to accumulate additional data related to our awards, we may have refinements to our estimates and forfeiture rates, which could materially impact our future stock-based compensation expense.

Based on the Black-Scholes assumptions in the table above, the weighted average fair value of stock options granted during the years ended December 31, 2013 and 2014 and for the six months ended June 30, 2015, are $79.57, $83.24 and $86.72, respectively.

Stock option grants and common stock valuations

We granted stock options with the following exercise prices between January 1, 2014 and June 30, 2015(1):

Grant date	Number of awards granted (#)	Exercise price ($)	Grant date fair value per unit ($)

January 20, 2014	144,534	$319.76	$319.76
February 11, 2014	163,375	$319.76	$319.76
April 22, 2014	500	$319.76	$319.76
May 27, 2014	1,000	$319.76	$319.76
June 9, 2014	300	$319.76	$319.76
July 7, 2014	5,000	$319.76	$319.76
August 11, 2014	11,300	$319.76	$319.76
October 6, 2014	25,100	$393.90	$393.90
February 11, 2015	345,150	$403.78	$403.78
June 15, 2015	17,600	$403.78	$403.78

We are required to estimate the fair value of our common stock when performing fair value calculations with the Black-Scholes option-pricing model. The fair values of our common stock were approved by the Compensation and Human Resources Committee of the IAC Board of Directors, or the IAC Committee, after consultation with IAC management and based on valuations prepared by IAC management and valuations prepared by an unrelated third party valuation advisory firm. The IAC Committee intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock on the grant date. In the absence of a public trading market of our shares, the IAC Committee exercised its reasonable judgment and considered numerous objective and subjective factors to determine what it believed to be the best estimate of the fair value of our shares. These factors generally included the following:

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our actual operating and financial performance;

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current business conditions and our financial projections;

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the market performance of comparable publicly-traded companies;

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recent valuations performed at periodic intervals by an unrelated third-party valuation advisory firm; and

(1)    The number of options, exercise price and fair value per share for these awards reflects information before giving effect to adjustments to be made in connection with the recapitalization of our equity that will occur prior to the completion of this offering and the distribution of a portion of the net proceeds of this offering to IAC. Prior to the offering, these options are settlable in shares of IAC common stock having a value equal to the difference between the option exercise price and the fair market value of our common stock. Upon completion of the offering, these options will be adjusted in accordance with their terms to provide that the awards are exercisable for shares of our common stock.

•
the U.S. capital market conditions.

Estimates and assumptions will no longer be necessary to determine the fair value of our common stock once it begins trading.

IAC management performed valuations of our company as of January 2014, February 2014, October 2014, February 2015 and June 2015. The valuation advisory firm prepared valuations of our company as of January 1, 2014 and February 1, 2015. The dates of our valuation reports were not always contemporaneous with the grant dates of our stock-based awards. In determining whether it was reasonable to rely on the most recent valuation, we considered whether there were any material changes to our business since the date of such valuation, taking into account our actual operating and financial performance, current business conditions, our financial projections, the market performance of comparable publicly traded companies, the U.S capital market conditions generally, and any other factors we deemed relevant at the time. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance and the determinations of the appropriate valuation methods to be applied. If we had made different estimates or assumptions, our stock-based compensation expense and net income could have been significantly different from those reported in this prospectus.

In valuing our shares, we determined our equity value by assessing by a combination of the value indicators using a market comparable approach and an income approach. The valuation method ultimately selected to determine valuation was the market comparable approach after determining that the resulting valuation was reasonable given the range of valuations determined using the income approach.

Market comparable approach

The market comparable approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined which is applied to financial metrics to estimate the value of our company.

To determine our peer group of companies, we considered companies relevant in terms of consumer use, monetization model, margin and growth characteristics and brand strength operating in these sectors: dating and matching, gaming, social, subscription, eCommerce without inventory, and branded consumer internet companies with strong earnings growth.

Income approach

For the income approach, a discounted cash flow method was utilized to estimate the enterprise value based on the estimated present value of future net cash flows we are expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period. The present value was estimated using a discount rate, which accounts for the time value of money and the appropriate degree of risks inherent in the business. For these valuations, we prepared financial projections to be used in the income approach. The financial projections took into account our historical financial results of operations, our business experiences and our future expectations. We factored the risk associated with achieving our forecasts into selecting the appropriate exit multiple and discount rate. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

In connection with the recapitalization of our equity that will occur prior to the completion of this offering and the distribution of a portion of the net proceeds of this offering to IAC, we will make appropriate adjustments to outstanding awards that are denominated in the equity of our company to reflect the transactions contemplated in connection with the offering. Any such adjustments will be made in accordance with our stock incentive plans and applicable tax rules.

Long-term investments

At December 31, 2014, long-term investments include three cost method investments and a marketable equity security.

We evaluate our cost method investments for indicators of impairment on a quarterly basis, and recognizes an impairment loss if the decline in value is deemed to be other-than-temporary. Future events may result in reconsideration of the nature of losses as other-than-temporary and market and other factors may cause the value of our investments to decline.

We employ a methodology that considers available evidence in evaluating potential other-than-temporary impairments of its investments. Investments are considered to be impaired when a decline in fair value below the amortized cost basis is determined to be other-than-temporary. Such impairment evaluations include, but are not limited to: the length of time and extent to which fair value has been less than the cost basis, the current business environment, including competition; going concern considerations such as financial condition, the rate at which the investee utilizes cash and the investee's ability to obtain additional financing to achieve business plan; the need for changes to the investee's existing business model due to changing business and regulatory environments and its ability to successfully implement necessary changes; and comparable valuations. During 2012, we recorded an impairment charge of $8.7 million related to its long-term marketable equity security.

Recent accounting pronouncements

For a discussion of recent accounting pronouncements, see Note 2 to the audited combined financial statements included elsewhere in this prospectus.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will continue to be an emerging growth company until the earliest to occur of:

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the last day of the fiscal year following the fifth anniversary of this offering;

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the last day of the fiscal year in which we have more than $1.0 billion in annual revenues;

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the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of our common shares which are held by non-affiliates exceeds $700 million as of the prior June 30; or

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the date on which we have issued more than $1.0 billion of nonconvertible debt during the prior three-year period.

Until we cease to be an emerging growth company, we may take advantage of reduced reporting requirements generally unavailable to other public companies. Those provisions allow us to:

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provide less than five years of selected financial data in an initial public offering registration statement;

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provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and

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not provide an auditor attestation of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, and exempts an emerging growth company such as us from Sections 14A(a) and (b) of the Exchange Act, which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation.

We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part. In addition, for so long as we qualify as an emerging growth company, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our stockholders.

We have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this prospectus, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

Our business

Our mission

Establishing a romantic connection is a fundamental human need. Whether it's a good date, a meaningful relationship or an enduring marriage, romantic connectivity lifts the human spirit. Our mission is to increase romantic connectivity worldwide.

Who we are

The Match Group is the world's leading provider of dating products. We operate a portfolio of over 45 brands, including Match, OkCupid, Tinder, Meetic, Twoo, OurTime, BlackPeopleMeet and FriendScout24, each designed to increase our users' likelihood of finding a romantic connection. Through our portfolio of trusted brands, we provide tailored products to meet the varying preferences of our users. We currently offer our dating products in 38 languages across more than 190 countries, and we had over                    million monthly active users, and over four million paid members, using our dating products as of June 30, 2015.

Our target market includes all adults in North America, Western Europe and other select countries around the world who are not in a committed relationship and who have access to the internet, which according to a study conducted by                       in                        was estimated at more than                   million adults. Consumer preferences within this population vary significantly, influenced in part by demographics, geography, religion and sensibility. As a result, the market for dating products is fragmented, and no single product has been able to effectively serve the dating category as a whole.

Given wide ranging consumer preferences, we approach the category with a brand portfolio strategy, through which we attempt to offer dating products that collectively appeal to the broadest spectrum of consumers. We believe that this approach maximizes our ability to capture additional users, as demonstrated by our MAU and paid member count compound annual growth rates between December 31, 2011 and June 30, 2015 of                  and 13%, respectively. We apply a centralized discipline to learnings, best practices and technologies across our brands in order to increase growth, reduce costs and maximize profitability. This approach allows us to quickly introduce new products and features, optimize marketing strategies, reduce operating costs and more effectively deploy talent across the organization.

In recent years, we have benefitted from the shift to mobile technology, which has significantly increased both our number of users and the overall usage of our brands. Recognizing the importance of this trend, we now offer substantially all of our dating brands via mobile devices, which has allowed us to target previously underserved markets as well as increase the level of user engagement across our more established brands. As an example, in 2012 we introduced Tinder, which is entirely mobile, and has achieved meaningful penetration among the millennial generation, previously underserved by dating products generally. In addition, over the past few years, the existing Match domestic user base has transitioned from a predominantly desktop experience to a predominantly mobile one, as evidenced by the fact that during the six months ended June 30, 2015, mobile drove 63% of our new user registrations, up from 46% during the comparable period in 2014. User engagement on Match is over 35% higher on mobile devices than it is on desktop, so this device migration has a meaningful positive impact on the vibrancy of our user community. According to mobile analytics firm AppAnnie, during the three months ending June 30, 2015, we operated three of the top five revenue grossing dating applications across the Apple App Store and Google Play Store in the United States, and two of the top five worldwide.

Substantially all of our dating revenue is derived directly from our users. The significant majority of that revenue comes from recurring membership fees, which typically provide unlimited access to a bundle of features for a specific period of time, and the balance from á la carte features, where users pay a fee for a specific action or event. Examples of á la carte features include "Profile Pro," through which a user receives assistance with the preparation of a profile and "Boost/TopSpot," which allows a user to gain increased exposure within the community for a fixed period of time. Each of our brands offers a combination of free and paid features targeted to its unique community. On a brand-by-brand basis, our monetization decisions seek to optimize user growth, revenue and the vibrancy and productivity of the relevant community of users. In addition to direct revenue from our users, we generate revenue from online advertisers who pay to reach our large audiences.

In addition to our dating business, we also operate a non-dating business in the education industry through our ownership of The Princeton Review. The Princeton Review provides a variety of test preparation, academic tutoring and college counseling services. We acquired this business because it relies on many of the same competencies as our dating business, such as paid customer acquisition, a combination of free and paid features, deep understanding of the lifetime values of customers, and strong expertise in user interface development. Substantially all of our revenue from our non-dating business, or non-dating revenue, is derived directly from our students.

Our revenue increased from $713.4 million in 2012 to $803.1 million in 2013 and then to $888.3 million in 2014, representing year-over-year increases of 13% and 11%, respectively. In 2012, 2013 and 2014, we generated Adjusted EBITDA of $236.5 million, $271.2 million, and $273.4 million, respectively, and operating income of $186.6 million, $221.3 million and $228.6 million, respectively. See "Selected historical combined financial and other information" for a description of how we define Adjusted EBITDA and a reconciliation of Adjusted EBITDA to operating income.

Market opportunity

Connecting with people and fostering relationships are critical needs that influence everyone's happiness. As a result, the dating market presents a significant opportunity for The Match Group. We consider our addressable market to be all adults in North America, Western Europe, and other select countries around the world who are not in committed relationships and have access to the internet, which according to                       , is estimated at more than                   million people.

In countries with developed economies such as the United States, our addressable market has been expanding due to the aging population, increasing internet use among older adults and growth in singles as a percent of the total population. In countries with emerging economies, such as India and China, growth in the addressable market is driven by similar factors, most notably pronounced growth in internet access. Overall, our addressable market is expected to grow from approximately                   million to                   million by                  , assuming the single population in each country grows in line with the projected growth rate of the country's total population.

Enabling dating in a digital world

Prior to the proliferation of computers and mobile devices, human connections traditionally were limited by social circles, geography and time. Today, the adoption of the internet and mobile technology has significantly expanded the ways in which people can build relationships, create new interactions and develop romantic connections.

We believe dating products serve as a natural extension of the traditional means of meeting people and provide a number of benefits for their users, including:

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Expanded options:  Dating products provide users access to a large number of like-minded people they otherwise would not have a chance to meet.

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Efficiency:  The search and matching features, as well as the profile information available on dating products, allow users to filter a large number of options in a short period of time, increasing the likelihood that users will make a connection with someone.

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More comfort and control:  Compared to the traditional ways that people meet, dating products provide an environment that makes the process of reaching out to new people less uncomfortable. This leads to many people who would otherwise be passive participants in the dating process taking a more active role.

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Convenience:  The nature of the internet and the proliferation of mobile devices allow users to connect with new people at any time of the day, regardless of where they are.

Depending on a person's circumstances at any given time, dating products can act as supplement to, or substitute for, the traditional means of meeting people. When selecting a dating product, we believe that users consider the following attributes:

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Brand recognition:  Brand is very important. Users generally associate strong dating brands with a higher likelihood of success and a higher level of security. Successful dating brands typically depend on large, active communities of users, strong algorithmic filtering technology and awareness of successful usage among similar users.

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Successful experiences:  Demonstrated success of other users attracts new users through word-of-mouth recommendations. Successful experiences also drive repeat usage.

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Community identification:  Users typically look for dating products that offer a community with which the user most strongly associates. By selecting a dating product that is focused on a particular demographic, religion, geography or intent (for example, casual dating or more serious relationships), users can increase the likelihood that they will make a connection with someone with whom they identify.

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Product features and user experience:  Users tend to gravitate towards dating products that offer features and user experiences that resonate with them, such as question-based matching algorithms, location-based features, offline events or searching capabilities. User experience is also driven by the type of user interface (for example, swiping versus scrolling), a particular mix of free and paid features, ease of use and security. Users expect every interaction with a dating product to be seamless, intuitive and secure.

Our competitive advantages

We believe the following attributes provide us with competitive advantages in the dating business:

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Strong brand recognition:  A strong brand is one of the primary factors people consider when choosing a dating product. Brands drive organic traffic, significantly affect ranking in search engines and app stores and increase the efficiency of paid marketing. Strong nationally recognized brands in the dating category traditionally take many years to build. According to Research Now, three of the top five dating brands by awareness in North America are owned by us, and 88% of singles in North America are aware of at least one of our brands.

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Scale:  Significant scale of users in the local markets in which a dating brand operates is an advantage in providing the most effective user experience. Large scale offers more opportunities for potential connections and leads to better outcomes for a brand's users, which in turn drives a higher frequency of word-of-mouth recommendations from satisfied users, which is then multiplied across a broader base of users, creating a reinforcing loop in which scale drives further scale. We currently own and operate three of the top five brands in North America measured in terms of active users, and we believe that this scale is one of the big competitive advantages for our principal brands.

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Multi-brand approach to customer acquisition:  We have more brands than any other participant in our category. Our multi-brand approach allows us to provide dating products that appeal to a wide spectrum of users. By positioning what we believe to be the most relevant brand to each user segment, we are able to achieve greater reach at lower overall customer acquisition costs. Additionally, we are increasingly cross-selling from one brand to another, thus further reducing our acquisition costs. During the six months ended June 30, 2015, our Match brand and other target-demographic brands in North America generated approximately 11% of new registrations via cross-selling.

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Scale-driven customer acquisition competency:  We efficiently utilize online and offline advertising to increase brand awareness and drive new user registrations. Our long history and significant scale has allowed us to develop analytical and operational approaches that we believe are more sophisticated than any of our single brands would be able to develop as a standalone company. No one else in the category approaches the scale of our paid customer acquisition efforts, as measured by Kantour Media based on marketing spend as of June 30, 2015.

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Monetization expertise:  On a brand-by-brand basis, we continually test and customize our offerings to determine which features to offer for a fee and which features to offer for free. Over the course of our operating history, these tests have helped us develop significant expertise in maximizing revenue while maintaining a brand's ability to attract new users and maintain a vital and active community of users. We believe that our approach to monetization is more sophisticated than any of our single brands would have been able to develop on its own.

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Ability to monetize through advertising:  Given the significant size and diversity of our user base, advertisers could reach more than                   million MAU across our brands as of June 30, 2015. We offer advertisers the ability to customize their advertisements based on analytics we collect about user interests and behavior. We believe that our scale and analytics-driven marketing make us more attractive to advertisers as compared to our competitors.

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Commitment to product development:  Each of our brands has a robust product roadmap. Product development and innovation are generally brand-specific and significant resources are devoted to constant improvements of our various products. Accordingly, we have multiple product development teams working at any given time on a variety of features at a breadth that, we believe, could not be replicated by any of our single brands as standalone entities.

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Shared learning:  While maintaining each brand's unique character, we facilitate knowledge and experience sharing across our portfolio in the areas of customer acquisition, monetization and product development. While each brand generally is responsible for its own progress in these areas, the ability for each to quickly leverage the successes of other brands and avoid their failures, substantially increases the success rates for each brand in each of these key drivers of business performance.

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Demonstrated ability to incubate new businesses:  We have a history of successfully introducing new dating brands. For example, OurTime was launched in 2011 and Tinder in 2012. We expect to continue to devote resources to developing new dating products and believe our industry expertise and significant cash flow provide a unique ability to succeed in this endeavor.

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Identifying opportunistic acquisitions:  We have developed a core competency for identifying, acquiring, integrating and scaling businesses. Since January 2009, we have invested approximately $739.0 million to acquire 25 new brands for our dating portfolio, including OkCupid, Meetic and Twoo.

Our strategy

We are pursuing the following principal strategies to grow our dating business:

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Focusing on product development:  We devote substantial resources to developing new features and functionalities for our products. We believe there are meaningful improvements that can be made to the efficacy and appeal of products in our category, both through existing and emerging technologies. Increasing product efficacy and appeal are two of the major drivers of increased category adoption.

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Becoming even more mobile:  We are increasingly concentrated on mobile development. During the six months ended June 30, 2015, 68% of our new registrations were from a mobile device. We are currently allocating resources to more rapidly increase our mobile development, which we believe represents a significant growth opportunity for our business.

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Improving customer acquisition efforts:  We continue to focus heavily on exploiting our traditional paid acquisition channels, including offline media, with the intent to reach new customers, increase the demand for dating products and drive repeat usage. Additionally, we are developing our expertise in paid mobile acquisition and digital video channels. Finally, we are focused on expanding the virality of our brands and maintaining a high rank in app stores. We believe we have the ability to expand our marketing reach over time.

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Dynamically monetizing our brands:  We will continue to optimize pricing and the bundle of free and paid offerings for each brand. We also expect to continue to develop new features that will both improve the user experience and increase the number of people willing to pay for the use of our products. We believe that most of our products have the opportunity to increase both the percentage of users who are paid members and the amount that those users pay us over time.

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Continuing to expand our portfolio:  In the past, we have successfully completed acquisitions such as OkCupid, Meetic, and Twoo, as well as launched Tinder and OurTime. Each acquisition or new product launch has resulted in increased adoption levels either within a geography or a demographic. We intend to continue to pursue strategic opportunities in existing and new markets globally, and expect that additional growth will be generated through these pursuits.

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Leveraging our portfolio:  We believe we are only scratching the surface in terms of the benefits that ownership of multiple brands brings to our company. We will continue to optimize our operations across brands to reduce both fixed and variable costs, increase success rates in product development and customer acquisition, and accelerate speed to market.

Organizational approach

We operate a portfolio of brands that both compete and collaborate with each other. We attempt to empower individual business leaders with the authority and incentives to grow each of our brands. Our businesses compete with each other and with third-party businesses in our category on brand characteristics, product features, and business model. We also centrally attempt to facilitate excellence and efficiency across the entire portfolio by:

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centralizing certain administrative areas like legal, HR and finance across the entire portfolio to enable each brand to focus more completely on growth;

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centralizing other areas across certain businesses where we have strength in personnel and sufficient commonality of business interest (for example, ad sales, online marketing and technology centralized across some, but not all, businesses);

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developing talent across the portfolio to allow for expertise development and career advancement while giving us the ability to deploy the best talent in the most critical positions across the company at any given time; and

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sharing data to leverage product and marketing successes across our businesses rapidly for competitive advantage.

Our portfolio

Dating is a highly personal endeavor and consumers have a wide variety of preferences that determine what type of dating product they choose. For example, some users may look for a specific type of user interface, while others may look for a dating product that offers a community of people with similar demographic characteristics or that has a particular mix of free and paid features.

As a result, we approach the category with a portfolio strategy in order to reach a broad range of users. Our portfolio consists of more than 45 brands, available in 38 languages, and offered in over 190 countries. The following is a list of our key brands:

Match

Match was launched in 1995 and helped create the online dating category. It has a high percentage of paying users which generally indicates a higher level of intent than some of our other brands. Match relies heavily on word-of-mouth traffic, repeat usage and paid marketing, and has a relatively even age distribution among users aged 25 to 55. According to Research Now, Match is a category leader in North America, based on unaided awareness among singles.

Meetic

Meetic was founded in 2001 and enjoys market leadership by number of users in France, Spain, Italy and the Netherlands. Similar to Match, its high percentage of paying users indicates a generally higher level of intent than some of our other brands. Meetic relies heavily on word-of-mouth traffic, repeat usage and paid marketing, and has a relatively even age distribution among users aged 30 to 55.

OkCupid

OkCupid was launched in 2004, and has attracted users through a mathematical and Q&A approach to the category. Additionally, it has published much of the data it collects in its popular blog, generating a bold and edgy reputation. OkCupid has grown meaningfully over the years without significant marketing spend. OkCupid has a loyal user base in many major United States cities, which tends, on average, to be younger than the user base of Match.

Tinder

Tinder was launched in 2012, and has since risen to scale and popularity faster than any other product in the dating category. Tinder's mobile-only offering and distinctive "right swipe" and location-based features have led to significant adoption among the millennial generation, previously underserved by the dating category.

OurTime, BlackPeopleMeet and our other affinity brands

Our affinity brands serve the needs of individuals for whom commonalities around age, religion, ethnicity or circumstance are of fundamental importance when making a romantic connection. For example, OurTime is age-centric, while BlackPeopleMeet is race-centric.

Twoo

Twoo was founded in 2011 and has been highly successful in creating dating products seeded through existing social networks. Its viral acquisition tactics and internationalized platform have enabled Twoo to rapidly expand in over 190 countries and 38 languages in a relatively short time. Twoo's user base is most heavily concentrated in Europe, with an expanding presence in Asia and South America.

FriendScout24

Founded in 2007, FriendScout24 is the market leader in dating products in Germany with a strong presence in Austria and Switzerland. It is characterized by its search-based product offering, in contrast to the "matching" products which are otherwise predominant in the German markets.

Geographic markets

Our geographic reach includes more than 190 countries around the world. Our primary market is North America, where we derived 69% of our total dating revenue for the three months ended March 31, 2015.

In the same period, we derived 31% of our total dating revenue from international markets compared to 9% during the same period in 2011.

Sales and marketing

We attract the majority of our users through word-of-mouth and other free channels. In addition, many of our brands rely on paid customer acquisition for a significant percentage of their users. Our online marketing activities generally consist of purchasing banner and other display advertising, search engine marketing, email campaigns and business development or partnership deals. Our offline marketing activities generally consist of television advertising and related public relations efforts, as well as events.

Technology

Consistent with our general operating philosophy, each of our brands tends to develop its own technology systems to support its product, leveraging both open-source and vendor supported software technology. Each of our brands has dedicated engineering teams responsible for software development and creation of new features to support our products across the full range of devices, from desktop to mobile-web to native mobile applications. Our engineering teams use an agile development process, allowing us to deploy frequent iterative releases for product features.

We are currently working to modernize the software and technology supporting certain of our North American brands and to consolidate their back-end services such as billing and payments, online marketing, chat and photos, as well as reusable API services that will be leveraged by an adaptive desktop and mobile web front end unique to each brand. We will continue to support brand-specific native mobile applications that will integrate to the common back-end and API services layer. Similar efforts are underway at Meetic and our other predominantly European brands. We expect these initiatives will allow us to increase speed to market, reduce execution time and drive cost efficiencies.

We host the majority of our brands in leased data centers located within the general geography served by the brand. Other brands utilize Amazon Web Services to support their infrastructure.

Acquisition strategy

In addition to growing our brands organically, we opportunistically pursue acquisitions of brands and businesses that will enhance our portfolio offering. Since January 2009, we have invested approximately

$739.0 million to acquire 25 new brands for our dating portfolio, enabling us to strengthen our business in existing markets and expand our product offerings globally. These acquired businesses have generated significant Adjusted EBITDA, have grown meaningfully since acquisition, and we expect them to increasingly contribute to future earnings.

On July 13, 2015, we entered into a stock purchase agreement to acquire all of the outstanding equity interests in PlentyOfFish, for aggregate consideration of $575.0 million, subject to a customary post-closing adjustment based on, among other things, the amount of cash, debt and working capital in the business at the closing date. At closing, approximately $71.9 million of the consideration will be placed in escrow as security for potential purchase price adjustments and indemnification claims.

Founded in 2003, PlentyOfFish has steadily grown to become one of the largest dating communities in the United States, the United Kingdom, Canada, and Australia. PlentyOfFish has a broader age distribution, and less urban concentration, than both OkCupid and Tinder.

The consummation of the acquisition is subject to customary conditions, including the receipt of regulatory approval pursuant to the Investment Canada Act. The stock purchase agreement may be terminated under certain circumstances, including by either party if the acquisition has not been completed by January 13, 2016 (or as such date may be extended pursuant to the terms of the stock purchase agreement). We currently anticipate that the acquisition of PlentyOfFish will close in the fourth quarter of 2015, though there can be no assurance that the acquisition will close in a timely manner or at all.

We believe that our expertise as the world's leading provider of dating products enables us to understand the growth prospects of dating businesses better than most other parties. We expect that there will continue to be opportunities from time to time for us to expand our portfolio of dating brands by acquiring companies at favorable valuations.

Additionally, we purchased Tutor.com and then The Princeton Review in 2012 and 2014, respectively. Successful operation of these businesses depends in substantial part on a common set of competencies with our dating business, and we believe we can expand the portfolio of assets over which we can leverage our competencies beyond dating. It is possible that we may acquire other non-dating assets if they meet the relevant criteria and provide the right value creation opportunity.

Competition

The dating industry is competitive and has no single, dominant brand. We compete primarily with other companies that provide similar dating and matchmaking products, including eHarmony, Spark Networks (Jdate, ChristianMingle), Zoosk, Parship, ElitePartner and Adopteunmec.

In addition to other online dating brands, we compete indirectly with offline dating services, such as in-person matchmakers, and social media platforms. Arguably, our biggest competition comes from the traditional ways that people meet each other, and the choices some people make to not utilize dating products or services.

We believe that our ability to compete successfully will depend primarily upon the following factors:

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our ability to increase consumer acceptance of dating products;

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the continued strength of our brands;

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the breadth and depth of our active communities of users relative to our competitors;

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our ability to evolve our products in response to our competitors' offerings, user requirements, social trends and the technological landscape;

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our ability to continue to optimize our monetization strategies; and

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the design and functionality of our products.

The majority of users in our category use multiple dating products at any given time, making our broad portfolio of brands a competitive advantage.

Government regulation

We are subject to foreign and domestic laws and regulations that affect companies conducting business on the internet generally, including laws relating to the liability of providers of online services for their operations and the activities of their users. As a result, we could be subject to actions based on negligence, various torts and trademark and copyright infringement, among other actions. See "Risk factors—Risks relating to our business—Inappropriate actions by certain of our users could be attributed to us and damage our brands' reputation, which in turn could adversely affect our business" and "Risk factors—Risks relating to our business—We may fail to adequately protect our intellectual property rights or may be accused of infringing the intellectual property rights of third parties."

Because we receive, store and use a substantial amount of information received from or generated by our users, we are also impacted by laws and regulations governing privacy, use of personal data and data breaches, primarily in the case of our operations in the European Union. As a result, we could be subject to various private and governmental claims and actions. See "Risk factors—Risks relating to our business—Unauthorized access of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights."

As the provider of dating products with a membership-based element, we are also subject to laws and regulations in certain U.S. states and other countries that apply to our automatically-renewing membership payment models. Finally, certain U.S. states and certain countries in Asia have laws that specifically govern dating services.

Employees

As of June 30, 2015, we had nearly 1,600 full-time employees and nearly 3,300 part-time employees worldwide. Substantially all of our part-time employees are employed by our non-dating businesses and perform academic tutoring, test preparation and college counseling services. We are not subject to any collective bargaining agreements and believe that our relationship with our employees is good.

Intellectual property

We regard our intellectual property rights, including trademarks, domain names and other intellectual property, as critical to our success.

For example, we rely heavily upon the use of trademarks (primarily Match, Meetic, OkCupid, OurTime, Tinder and The Princeton Review, and associated domain names, taglines and logos) to market our dating products and applications and build and maintain brand loyalty and recognition. We have an ongoing trademark and service mark registration program, pursuant to which we register our brand names and product names, taglines and logos and renew existing trademark and service mark registrations in the United States and other jurisdictions to the extent we determine it to be necessary or otherwise appropriate and cost-effective. In addition, we have a trademark and service mark monitoring policy pursuant to which we monitor applications filed by third parties to register trademarks and service marks that may be confusingly similar to ours, as well as potential unauthorized use of our material trademarks and service marks. Our enforcement of this policy affords us valuable protection under current laws, rules and regulations. We also reserve and file registrations (to the extent available) and renew existing registrations for domain names that we believe are material to our business.

We also rely upon a combination of in-licensed third-party and proprietary trade secrets, including proprietary algorithms, and to a lesser extent, upon patented and patent-pending technologies, processes and features relating to our matching process systems or related features, products and services. We have an ongoing invention recognition program pursuant to which we apply for patents to the extent we determine it to be necessary or otherwise appropriate and cost-effective.

We rely on a combination of internal and external controls, including applicable laws, rules and regulations and contractual restrictions with employees, contractors, customers, suppliers, affiliates and others, to establish, protect and otherwise control access to our various intellectual property rights.

Facilities

Our corporate headquarters are located in Dallas, Texas. We do not own any real property.

Our facilities, which we lease (in some cases, from IAC) both in the United States and abroad, consist of executive and administrative offices and data centers. Certain significant properties that we lease, all of which consist of executive and administrative offices, are described in the table immediately below.

Location	Approximate Area	Lease Expiration Date	Use

Dallas, Texas	50,000 square feet	September 30, 2016	Corporate/Match headquarters
Paris, France	41,000 square feet	December 31, 2021	Meetic headquarters
New York, New York	11,000 square feet	October 31, 2017	OkCupid headquarters
West Hollywood, California	9,000 square feet	January 14, 2019	Tinder headquarters
Ghent, Belgium	12,000 square feet	December 31, 2018	Twoo headquarters

We also lease space in four data centers: two for our North American, Latin American and Asian operations (one in North Dallas, Texas from a third party and another in Ashburn, Virginia from IAC), and two for our European operations (one in Paris, France and another in Zaventem, Belgium, both from third parties).

We believe that our current facilities are adequate to meet our ongoing needs. We also believe that, if we require additional space, we will be able to lease additional facilities on commercially reasonable terms.

Legal proceedings

From time to time, we are involved in various legal proceedings arising in the normal course of business activities, such as patent infringement claims, trademark oppositions and consumer or advertising complaints. Although the results of legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. See "Risk factors—Risks relating to our business—We are subject to litigation and adverse outcomes in such litigation could have an adverse effect on our financial condition."

Management

Executive officers upon completion of the offering

The following table sets forth information as of the date of this prospectus regarding individuals who are expected to serve as our executive officers following the completion of this offering.

Name	Age	Current position

Executive biographies

Board of directors upon completion of the offering

Upon completion of this offering, we expect that our board of directors will consist of                  members. The following table sets forth information as of the date of this prospectus regarding individuals who are expected to serve as members of our board of directors upon completion of this offering.

Name	Age	Position

Director biographies

Corporate governance

Upon completion of this offering, IAC will continue to control a majority of the voting power of our outstanding capital stock. As a result, we will be a "controlled company" under the Marketplace Rules. As a controlled company, we will be exempt from the obligation to comply with certain corporate governance requirements under the Marketplace Rules, including the requirements that:

•
a majority of our board of directors consists of "independent directors," as defined under the Marketplace Rules;

•
we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

•
we have a nominating/governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We do not currently intend to establish a separate nominating/governance committee, and nomination and corporate governance functions will be managed by the full board of directors until the Marketplace Rules change, we cease to be a "controlled company" or we otherwise determine to do so. The "controlled company" exemption does not modify the independence requirements for the audit committee, and we will comply with the requirements of the SEC and Marketplace Rules requiring that our audit committee be composed exclusively of independent directors, subject to the phase-in provisions of the applicable listing requirements and the SEC's rules, which permit up to one committee member that does not satisfy the applicable independence requirements for up to one year after the date of the offering.

Director independence

Pursuant to the Marketplace Rules, as well as the rules of the SEC, our board of directors will have a responsibility to make an affirmative determination that those members of our board of directors that serve as independent directors do not have any relationships with us and our businesses that would impair their independence. In connection with these determinations, our board will review information regarding transactions, relationships and arrangements involving us and our businesses and each director that we deems relevant to independence, including those required by the Marketplace Rules and the rules of the SEC. This information is obtained from director responses to a questionnaire that will be circulated by our management, our records and publicly available information. Following these determinations, our management will monitor those transactions, relationships and arrangements that are relevant to such determinations, as well as solicit updated information potentially relevant to independence from internal personnel and directors, in order to determine whether there have been any developments that could potentially have an adverse impact on our prior independence determinations.

Compensation Committee interlocks and insider participation

No member of our Compensation Committee is or has been one of our officers or employees, and none has any relationships with us of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board committees

Our board of directors will establish standing committees in connection with the discharge of its responsibilities. Upon completion of the offering, these committees will include an Audit Committee and a Compensation Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee.    The Audit Committee will function pursuant to a written charter adopted by the board of directors. The Audit Committee will be appointed by the board to assist the board with a variety of matters described in its charter, which include monitoring: (i) the integrity of the our financial statements, (ii) the effectiveness of our internal control over financial reporting, (iii) the qualifications and independence of our independent registered public accounting firm, (iv) the performance of our internal audit function and independent registered public accounting firm, (v) our risk assessment and risk management policies as they relate to financial and other risk exposures and (vi) our compliance with legal and regulatory requirements. In fulfilling its purpose, the Audit Committee will maintains free and open communication among itself, our independent registered public accounting firm, our internal auditors and management.

Upon completion of this offering, the Audit Committee will be composed solely of members who satisfy the applicable independence and other requirements of the SEC and the Marketplace Rules for audit committees, and at least one of its members will be an "audit committee financial expert."

Compensation Committee.    The Compensation Committee will function pursuant to a written charter adopted by the board of directors. The Compensation Committee will be appointed by the board to assist the board with all matters relating to the compensation of our executive officers and will have overall responsibility for approving and evaluating all compensation plans, policies and programs of the company as they affect our executive officers. The Compensation Committee will have the ability to form and delegate authority to subcommittees, as well as delegate authority to one or more of its members. The Compensation Committee will also have the ability to delegate the authority to make grants of equity based compensation to eligible individuals (other than directors or executive officers) to one or more of our executive officers to the extent allowed under applicable law.

Code of business conduct and ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics, or the Code of Ethics, that will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics will be available upon written request to              or on our website at                           . If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

Executive compensation

The following section provides compensation information pursuant to the scaled disclosure rules applicable to "emerging growth companies" under the rules of the SEC, including reduced narrative and tabular disclosure obligations regarding executive compensation.

Overview

This Executive compensation section sets forth certain information regarding total compensation earned by our named executives for the years set forth below, as well as equity awards held by our named executives on December 31, 2014. Our compensation packages for executive officers primarily consist of salary, annual bonuses, equity awards and, in certain instances, perquisites and other benefits. During the years covered in the tables below, our named executives were granted a mix of equity awards denominated in IAC equity and stock options and stock appreciation rights denominated in the equity of certain IAC subsidiaries, including The Match Group, Inc. Information regarding these awards is included below.

Summary compensation table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)

Gregory R. Blatt(4)	2014	$500,000	$500,000	—	$7,398,118	$295,257	$8,693,375
Chairman	2013	$1,000,000	$2,500,000	$4,000,006	$4,016,742	$199,398	$11,716,146
	2012	$1,000,000	$3,500,000	—	—	$172,318	$4,672,318
Sam Yagan	2014	$500,000	$600,000	—	$3,712,192	$7,800	$4,819,992
Chief Executive Officer	2013	$500,000	$1,100,000	—	—	$7,650	$1,607,650
	2012	$460,962	$550,000	—	$5,318,963	$7,500	$6,337,425
Jeffrey Dawson	2014	$250,000	$175,000	—	$376,599	$14,754	$816,353
Chief Financial Officer	2013	$226,923	$225,000	—	—	$6,807	$458,730
	2012	$189,615	$125,000	—	$448,808	$2,134	$765,557

(1)    Reflects the dollar value of IAC RSUs, calculated by multiplying the closing market price of IAC common stock on the grant date by the number of RSUs awarded.

(2)    These amounts represent the grant date fair value of awards granted in the year indicated, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair value of awards reflects an estimate as of the grant date and may not correspond to the actual value that will be recognized by the named executive officers. Option Awards granted in 2014 consist of options to purchase The Match Group, Inc. common stock, or Match stock options, which were valued using a Black-Scholes option pricing model. The Black-Scholes model incorporates various assumptions, including expected volatility, expected term and risk-free interest rates. The expected stock price volatilities are estimated based on IAC's historical volatility. The risk-free interest rates are based on the U.S. Treasury yields for notes with comparable terms as the awards, in effect at the grant date. The expected term is based upon the mid-point of the first and last window for exercises. For option awards granted to the named executive officers during 2014, the Black-Scholes option pricing model assumptions were as follows:

Name	Grant date	Expected term (years)	Risk-free interest rate	Expected volatility	Assumed annual dividend yield

G. Blatt	1/20/14	5.00	1.6255%	30.427%	0%
S. Yagan	2/11/14	3.47	0.9239%	28.778%	0%
J. Dawson	2/11/14	3.47	0.9239%	28.778%	0%

(3)    Additional information regarding all other compensation amounts for each named executive in 2014 is as follows:

	Gregory R. Blatt	Sam Yagan	Jeffrey Dawson

Personal use of corporate aircraft(a)	$9,957	—	—
Dividend credits(b)	$277,500	—	$6,954
401(k) plan Company match	$7,800	$7,800	$7,800

Total	$295,257	$7,800	$14,754

(a)    Reflects the incremental cost for personal use of aircraft in which IAC has purchased a fractional ownership interest. We calculate the incremental cost to us for personal use of our aircraft based on the average variable operating costs to us. The variable costs are calculated by multiplying the hours flown for personal use by the hourly flight and fuel charges, plus airport arrival or departure fees, if applicable, and does not include monthly management fees for such aircraft.

(b)   Represents cash amounts paid upon the vesting of IAC RSUs in 2014 for dividends credited to unvested RSUs. The terms of IAC RSUs granted prior to January 1, 2012 provide that grantees are credited for ordinary cash dividends (in an amount equal to the number of unvested RSUs outstanding on the applicable dividend record date, multiplied by the applicable dividend rate). These amounts are paid in cash upon the vesting of the underlying IAC RSUs.

(4)   Information for 2012 and 2013 reflects compensation received by Mr. Blatt in his capacity as Chief Executive Officer of IAC. Mr. Blatt was appointed as Chairman of The Match Group, a segment of IAC, in December 2013. In connection with this new role, in January 2014, an aggregate of 352,037 IAC stock options granted to Mr. Blatt in May 2013 were canceled and replaced with Match stock options, The Princeton Review stock appreciation rights and DailyBurn stock appreciation rights. The amount in the table reflects the incremental expense associated with this modification.

Outstanding equity awards at 2014 fiscal year-end

The table below provides information regarding IAC RSUs, IAC stock options and Match stock options held by our named executives on December 31, 2014. The market value of the IAC RSU award is based on the closing price of IAC common stock on December 31, 2014 ($60.79).

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#)(1)	Number of securities underlying unexercised options (#)(1)		Option exercise price ($)(1)	Option expiration date(1)	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(2)

	(Exercisable)	(Unexercisable)
Gregory R. Blatt(3)						—	—
Match stock options	32,000	—		$118.58	2/16/20	—	—
Match stock options	48,178	96,356	(4)	$319.76	5/2/23
IAC RSUs	—	—		—	—	84,998	$5,167,028
Sam Yagan
Match stock options	59,000	—		$201.87	6/8/18	—	—
Match stock options	26,190	26,190	(5)	$237.05	12/31/19	—	—
Match stock options	—	51,750	(6)	$319.76	2/11/24	—	—
IAC stock options	25,000	25,000	(7)	$35.62	6/8/21	—	—
IAC stock options	25,000	25,000	(8)	$60.00	2/2/22	—	—
IAC stock options	0	50,000	(9)	$49.18	10/3/22	—	—
Jeffrey Dawson
Match stock options	2,620	2,620	(5)	$237.05	12/31/19	—	—
Match stock options		5,250	(6)	$319.76	2/11/24	—	—

(1)    The number and exercise price of Match options have not yet been adjusted to reflect our post-offering capital structure.

(2)    Mr. Blatt held 84,998 IAC RSUs on December 31, 2014 which were granted on May 3, 2013. One-half of the RSUs vested on May 3, 2015 and the other half will vest on May 3, 2016, subject to continued employment. No other named executive held any IAC RSUs on December 31, 2014.

(3)    In connection with Mr. Blatt's employment arrangement for his role as Chairman of The Match Group, an aggregate of 352,037 IAC stock options granted to Mr. Blatt in May 2013 were canceled and replaced with Match stock options, The Princeton Review stock appreciation rights and DailyBurn stock appreciation rights, which awards have exercise prices equal to the fair market value on the grant date. The table above excludes The Princeton Review and DailyBurn stock appreciation rights. One-third of each of these awards vested on December 18, 2014, and another one-third will vest on each of December 18, 2015 and 2016, subject to continued employment. The Match Group, The Princeton Review and DailyBurn awards provide for (i) the acceleration of vesting upon the earlier of a change in control of the issuer of such award or a change in control of IAC at a time during which the issuer of the award is a controlled subsidiary of IAC, (ii) the acceleration of vesting of any awards that would have vested during the twelve months following the date of his involuntary termination of employment, and (iii) an 18-month period to exercise all vested options following the date of his involuntary termination of employment. Prior to the offering, the Match stock options and The Princeton Review and DailyBurn stock appreciation rights are settlable in shares of IAC common stock. Upon completion of the offering, the Match stock options will be exercisable for shares of our common stock, and The Princeton Review stock appreciation rights will be settlable, at IAC's election, in shares of IAC common stock or in shares of our common stock. See "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies—Stock-based compensation."

(4)   These Match options vest in two equal installments on December 18, 2015 and 2016, subject to continued employment.

(5)    These Match options vest on December 31, 2015, subject to continued employment.

(6)   These Match options vest in two equal installments on December 31, 2015 and 2016, subject to continued employment.

(7)    These IAC options vested on June 8, 2015.

(8)   These IAC options vested/vest in two equal installments on February 2, 2015 and 2016, subject to continued employment.

(9)   These IAC options vest in two equal installments on October 3, 2015 and 2016, subject to continued employment.

Employment arrangements

In connection with this offering, we expect to enter into new employment agreements with one or more of our named executive officers, which will replace existing arrangements in effect for fiscal 2014. The terms of those arrangements have not yet been determined. This prospectus will be updated to include a summary of those arrangements once their terms are finalized.

Incentive compensation plan

In connection with this offering, we expect to adopt a new incentive compensation plan, that will cover previously granted options to purchase shares of our common stock as well as new awards denominated in shares of our common stock, including stock options, stock appreciation rights, restricted stock, restricted stock units and cash awards. The terms of the new incentive compensation plan have not yet been determined fully. This prospectus will be updated to include a summary of that plan once its terms are finalized.

Compensation risk assessment

In connection with this offering, our board of directors has reviewed the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our board of directors has concluded that our compensation plans and programs operate within our larger corporate governance and review structure that serves and support risk mitigation and discourages excessive or unnecessary risk-taking behavior.

Principal stockholders

The following table sets forth information regarding the beneficial ownership of our common stock and Class B common stock immediately prior to and following the completion of this offering for:

•
each person known by us to beneficially own more than 5% of our capital stock;
•
each executive officer named in the Summary Compensation Table under "Executive compensation";
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each of our directors; and
•
all of our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase our common stock, which are not exercisable within the next 60 days. This table does not reflect any shares of common stock that our directors and executive officers may purchase in this offering, including through the directed share program described in "Underwriting."

The address of each director and executive officer shown in the table below is c/o The Match Group, Inc., 8300 Douglas Avenue, Suite 800, Dallas, TX 75225.

	Beneficial ownership before this offering				Beneficial ownership after this offering(1)
	Shares of common stock beneficially owned	Shares of Class B common stock beneficially owned	Total		Shares of common stock beneficially owned	Shares of Class B common stock beneficially owned	Total
	Number	Number	Number	%	Number	Number	Number	%

Greater than 5% stockholders
IAC/InterActiveCorp.				100%				%
Executive officers and directors
Gregory R. Blatt		—						%
Sam Yagan
Jeff Dawson								%
All directors and executive officers, as a group ( persons)

*      Less than one percent.

(1)    Assumes that the underwriters will not exercise their option to purchase additional shares of our common stock.

Description of capital stock

The following is a summary of our capital stock and certain terms of our certificate of incorporation and our bylaws. This discussion summarizes some of the important rights of our stockholders but does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can only be determined in full, and the descriptions herein are qualified in their entirety, by reference to federal and state laws and regulations, the DGCL and our certificate of incorporation and bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Upon the completion of this offering, our certificate of incorporation will authorize us to issue up to                  shares of common stock, $0.001 par value per share,                  shares of Class B common stock, $0.001 par value per share, and                  shares of preferred stock, $0.001 par value per share. Immediately following the completion of this offering, we will have                  shares of common stock outstanding and                  shares of Class B common stock outstanding. There will be no shares of preferred stock outstanding immediately following this offering.

The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you.

Capital stock

Common stock and Class B common stock

The rights of holders of our common stock and Class B common stock generally are identical, except that holders of our common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share on all matters voted upon by our stockholders (including the election or removal of directors). Any authorized but unissued shares of our common stock and our Class B common stock will be available for issuance by our board of directors without any further stockholder action.

Voting rights.    Holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Class B common stock will be entitled to ten votes per share on all matter to be voted upon by stockholders. Neither the holders of common stock nor the holders of Class B common stock will have cumulative voting rights in the election of directors.

Dividend rights.    Holders of common stock and Class B common stock will be entitled to ratably receive dividends if, as and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of "surplus" or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

In a share distribution of our capital stock or the securities of another person or entity, we may choose to distribute: (i) identical securities, on an equal per share basis, to holders of our common stock and Class B common stock or (ii) a class or series of securities to the holders of our common stock and a different class or series of securities to the holders of our Class B common stock, in each case on an equal per share basis, provided that, in the case of clause (ii), the different classes or series to be distributed are not different in any respect other than their relative voting rights (and any related differences in designation, conversion and share distribution provisions, as applicable), with holders of shares of our Class B common stock receiving the securities having the higher voting rights.

Liquidation rights.    Upon our liquidation, dissolution or winding up, holders of our common stock and our Class B common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of all liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Conversion rights.    Shares of our Class B common stock will be convertible into shares of our common stock at the option of the holder thereof at any time on a share for share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of Match by means of a stock dividend on, or a stock split or combination of, our outstanding common stock or Class B common stock, or in the event of any merger, consolidation or other reorganization of Match with another corporation. Upon the conversion of a share of our Class B common stock into a share of our common stock, the applicable share of Class B common stock will be retired and will not be subject to reissue. Shares of common stock will have no conversion rights.

Other matters.    The common stock and Class B common stock will have no preemptive rights pursuant to the terms of our certificate of incorporation and bylaws. There will be no redemption or sinking fund provisions applicable to the common stock or Class B common stock. All outstanding shares of our Class B common stock will be fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred stock

Pursuant to our certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof as our board of directors from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series.

Anti-takeover effects of certain provisions of Delaware law, our certificate of incorporation and bylaws

Certain provisions of Delaware law and certain provisions that will be included in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred stock

Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution and other rights to be determined by the board at the time of issuance. Our certificate of incorporation gives our board this right.

Dual-class structure

As discussed above, our Class B common stock has ten votes per share, while our common stock, which is the class of stock we are selling in this offering and which will be the only class of stock which is publicly traded, has one vote per share. Because of our dual-class structure, IAC will be able to control all matters submitted to our stockholders for approval even if it and owns significantly less than 50% of our total outstanding capital stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

In addition, IAC is permitted to transfer its Class B common stock to third parties, including through a sale or a distribution of IAC's Class B common stock to IAC's stockholders. In a distribution, IAC may choose to distribute our Class B common stock only to holders of IAC's high-vote Class B common stock, and to distribute our common stock to holders of IAC's low-vote common stock. Any such transfer or distribution could result in persons other than IAC having a significant portion of the total voting power of our outstanding capital stock relative to their equity interest.

Classified board

The DGCL generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. Our certificate of incorporation and bylaws will provide for one-year terms for directors.

Removal of directors

Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. A director elected to serve a term on a "classified" board may not be removed by stockholders without cause.

Our bylaws will provide that any director or the entire board may at any time be removed with or without cause by the vote of a majority of the voting power of our shares of stock issued and outstanding.

Director vacancies

The DGCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or bylaws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Our bylaws will provide that vacancies may be filled by the vote of a majority of the remaining directors or a majority of the voting power of our shares stock issued and outstanding.

No cumulative voting

Cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Our certificate of incorporation will not provide for cumulative voting.

Special meetings of stockholders

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such persons authorized in the certificate of incorporation or the bylaws.

Our bylaws will provide that special meetings of the stockholders may be called by the Chairman of our board of directors or by a majority of our board of directors.

Action by written consent

Under the DGCL, unless otherwise provided in the corporation's certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Our certificate of incorporation will not restrict the ability of stockholders to act by written consent, provided such consent is signed in writing by the holders of our outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amending our certificate of incorporation and bylaws

Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; provided that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares. If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

Under the DGCL, the board of directors may amend a corporation's bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to amend bylaws.

Our certificate of incorporation and our bylaws will allow our board of directors to amend our bylaws by the affirmative vote of a majority of all directors.

Authorized but unissued shares

Delaware companies are permitted to authorize shares but not issue such shares. Our unissued shares of common stock, Class B common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of any authorized but unissued and unreserved common stock, Class B common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Immediately following this offering, we will have                  authorized but unissued shares of our common stock and                  authorized but unissued shares of our Class B common stock.

Exclusive jurisdiction

Our certificate of incorporation will provide that the Delaware Court of Chancery shall be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, and any action asserting a claim pursuant to the DGCL, our certificate of incorporation, our bylaws or under the internal affairs doctrine.

Limitation on liability and indemnification of directors and officers

Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL requires indemnification of directors and officers for expenses (including attorneys' fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

The DGCL permits the adoption of a provision in a corporation's certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director's breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law.

Our certificate of incorporation and bylaws will provide for limitations on liability and the indemnification of our directors to the fullest extent permitted by the DGCL.

Waiver of corporate opportunity for IAC and officers and directors of IAC

The DGCL permits the adoption of a provision in a corporation's certificate of incorporation renouncing any interests or expectancy of a corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

Our certificate of incorporation will include a "corporate opportunity" provision that renounces any interests or expectancy in certain corporate opportunities. The provision generally will provide that neither IAC nor our officers or directors who are also officers or directors of IAC will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of IAC, directs or transfers such corporate opportunity to IAC, or does not communicate information regarding such corporate opportunity to us. This renunciation will not extend to corporate opportunities expressly offered to one of our officers or directors in writing, solely in his or her capacity as an officer or director of The Match Group, Inc.

Listing and trading

Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol "         ."

Transfer agent and registrar

Upon completion of the offering, the transfer agent and registrar for our common stock will be         .

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock or Class B common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock issued and outstanding (or              shares if the underwriters exercise in full their option to purchase additional shares of our common stock) and               shares of Class B common stock issued and outstanding.              shares of our common stock also will be issuable upon the exercise of outstanding stock options. In addition, pursuant to the investor rights agreement with IAC, IAC has the right to maintain its level of ownership in our Company to the extent we issue additional shares of our capital stock in the future and, pursuant to the employee matters agreement, IAC may receive payment for certain compensation expenses through receipt of additional shares of our stock. See "Certain relationships and related party transactions."

Of these shares, the              shares of common stock sold in this offering (or              shares, if the underwriters exercise in full their option to purchase additional shares of our common stock) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The              shares of Class B common stock will be deemed "restricted securities" under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-up agreements

IAC, who will hold all of our shares of Class B common stock following this offering, as well as certain of our executive officers and directors, will enter into lock-up agreements under which they will agree not to sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

In addition, we will agree with the underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, except for sales in connection with the grant or exercise of stock based equity awards and for sales to IAC in order to comply with our obligations pursuant to the investor rights agreement and employee matters agreement to be entered with IAC. See "Certain relationships and related party transactions." Any such shares acquired by IAC would be subject to IAC's lock-up agreement described above. The underwriters may, at any time, waive these restrictions.

See "Underwriting" for a more complete description of the lock-up agreements that we, IAC and certain of our directors and executive officers will enter into with the underwriters.

Registration statement on Form S-8

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under the The Match Group, Inc. 2015 Equity Incentive Plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

Rule 144

All shares of our common stock held by our "affiliates," as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% stockholders and certain other related persons.

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an "affiliate" of ours would be entitled to sell within any three month period a number of shares of our common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which would be approximately              shares immediately after this offering (assuming the underwriters do not elect to exercise their option to purchase additional shares of our common stock), or (ii) an amount equal to the average weekly trading volume of our common stock on the NASDAQ during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale, and provided that such sales comply with the current public information requirements of Rule 144. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale.

Rule 701

In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Registration rights

Prior to the consummation of this offering, we will enter into an investor rights agreement with IAC pursuant to which, among other things, we will grant IAC certain registration rights with respect to our common stock and our Class B common stock owned by them. For more information, see "Certain relationships and related party transactions." Pursuant to the lock-up arrangements described above, IAC and its affiliates will agree not to exercise those rights during the lock-up period without the prior written consent of the representative, on behalf of the underwriters.

Certain relationships and related party transactions

Relationship with IAC

We are currently a wholly-owned subsidiary of IAC. Upon completion of this offering, IAC will own all of the              shares of our outstanding Class B common stock, representing approximately       % of our total outstanding shares of capital stock and approximately       % of the total voting power of our outstanding capital stock upon completion of this offering (or approximately       % of our total outstanding shares of capital stock and approximately       % of the total voting power of our outstanding capital stock, if the underwriters exercise in full their option to purchase additional shares of our common stock in this offering). IAC is not subject to any contractual obligation to retain its controlling interest in us, except that IAC is subject to the lock-up agreement described in the section "Shares eligible for future sale."

Pre-offering relationship with IAC

We have operated as a wholly-owned subsidiary of IAC since our incorporation. As a result, in the ordinary course of our business, IAC has provided us with various services, including accounting, treasury, legal, tax, risk management, corporate support and internal audit functions. Our combined statement of operations includes allocations of general and administrative costs, including stock-based compensation expense, related to these functions. For more information regarding these allocations, see Note 7 to our unaudited combined financial statements and Note 13 to our audited combined financial statements.

In connection with the financing of certain acquisitions in 2011 and 2014, we borrowed money from (and issued related notes to) certain IAC subsidiaries, which borrowings are classified as long-term debt on the combined balance sheet in our audited combined financial statements. For more information regarding this long-term debt, see Note 7 to our unaudited combined financial statements and Note 13 to our audited combined financial statements.

We and certain of our domestic subsidiaries unconditionally guarantee IAC's obligations under senior notes issued by IAC in 2012 and 2013. The indentures governing these notes contain restrictive covenants that limit the ability of IAC's subsidiaries to take certain actions generally and, in some cases, if IAC is not in compliance with the financial ratio set forth in the indentures. IAC's revolving credit facility is also unconditionally guaranteed by us and these domestic subsidiaries and is also secured by our stock and the stock of certain of our domestic subsidiaries. For more information regarding these guarantees and pledges, see Note 7 to our unaudited combined financial statements and Note 13 to our audited combined financial statements.

We have entered into certain arrangements with IAC in the ordinary course of business, specifically: (i) the leasing of office space for certain of our businesses at properties owned by IAC, for which we paid IAC approximately $1,000,000 in 2014, and (ii) the subleasing of space in a data center from an IAC subsidiary, for which we paid such IAC subsidiary approximately $1,100,000 in 2014. These arrangements will be memorialized in the services agreement described below.

We have also entered into certain agreements with IAC relating to this offering and our relationship with IAC after this offering, which are described below.

Post-offering relationship with IAC

We expect to enter into certain agreements with IAC relating to this offering and our relationship with IAC after this offering, specifically:

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a master transaction agreement;
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an investor rights agreement;
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a tax sharing agreement;
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a services agreement; and
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an employee matters agreement.

The material terms of each of these agreements are summarized below. The summary of each such agreement is qualified by reference in its entirety to the full text of the applicable agreement, which will be filed as an exhibit to the registration statement on Form S-1 of which this prospectus is a part. Other than these agreements, we do not currently expect to enter into any additional agreements or other transactions with IAC outside the ordinary course following this offering.

Master transaction agreement

The master transaction agreement will set forth the agreements between IAC and us regarding the principal transactions necessary to separate our business from IAC, as well as govern certain aspects of our relationship with IAC after the completion of this offering.

In the master transaction agreement, we will agree to indemnify, defend and hold harmless IAC and its current and former directors, officers and employees, from and against any losses arising out of any breach by us of the master transaction agreement or the other transaction-related agreements described in this section, any failure by us to assume and perform any of the liabilities allocated us in the master transaction agreement and certain liabilities relating to our filings made with the SEC, including this registration statement, and information provided by us to IAC for IAC's filings made with the SEC. IAC will agree to indemnify, defend and hold harmless us and each of our current and former directors, officers and employees, from and against losses arising out of any breach by IAC of the master transaction agreement or the other transaction-related agreements described in this section, any failure by IAC to perform its obligations under the master transaction agreement, and certain liabilities relating to information provided by IAC for our filings made with the SEC, including this registration statement.

In addition, the master transaction agreement will also govern other matters related to the consummation of this offering, the provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings and third party consents and access to property.

Investor rights agreement

We will enter into an investor rights agreement with IAC providing IAC: (i) specified registration and other rights relating to its shares of our common stock and (ii) anti-dilution rights.

Registration rights    IAC will be entitled to request registrations under the Securities Act of all or any portion of our shares covered by the investor rights agreement, and we will be obligated to register such shares as requested by IAC, subject to certain limitations. After this offering, we will be required to use our reasonable best efforts to qualify to register the sale of our securities on Form S-3, and, after we are so qualified, IAC may request registration under the Securities Act on Form S-3, subject to certain limitations.

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by IAC, IAC would have the right to include its shares of our common stock in that offering.

We will generally be responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the investor rights agreement.

The investor rights agreement will contain indemnification and contribution provisions by us for the benefit of IAC and its affiliates and representatives and, in limited situations, by IAC for the benefit of us and any underwriters with respect to written information furnished to us by IAC and stated by IAC to be specifically included in any registration statement, prospectus or related document.

IAC anti-dilution right    In the event that we issue or propose to issue any shares of capital stock (with certain limited exceptions), including shares issued upon the exercise, conversion or exchange of options, warrants and convertible securities, IAC will generally have a purchase right that permits it to purchase for fair market value, as defined in the agreement, up to a number of shares of the same class as the issued shares so that IAC would maintain the same ownership interest in us that it had immediately prior to such issuance or proposed issuance.

Tax sharing agreement

In connection with this offering, we will enter into a tax sharing agreement with IAC that will govern our respective rights, responsibilities and obligations with respect to tax matters, including responsibility for taxes attributable to us and our subsidiaries, entitlement to refunds, allocation of tax attributes, preparation of tax returns, certain tax elections, control of tax contests, and other matters.

Under the tax sharing agreement, we generally will be responsible and will be required to indemnify IAC for: (i) all taxes imposed with respect to any consolidated, combined or unitary tax return of IAC or one of its subsidiaries that includes us or any of our subsidiaries to the extent attributable to us or any of our subsidiaries, as determined under the tax sharing agreement, and (ii) all taxes imposed with respect to any of our or our subsidiaries' consolidated, combined, unitary or separate tax returns.

Under the tax sharing agreement, IAC generally will have the right to control audits or other tax proceedings with respect to any consolidated, combined or unitary tax return that includes IAC or any of its subsidiaries and us or any of our subsidiaries, provided that we will have certain participation rights with respect to any such audit or tax proceeding that could result in additional taxes for which we are liable under the tax sharing agreement. We generally will have the right to control any audits or other tax proceedings with respect to any of our or our subsidiaries' consolidated, combined, unitary or separate tax returns.

As of the date of this prospectus, IAC has advised us that it does not have a present plan or intention to undertake a tax-free spin-off of its retained interest in us. Because IAC intends to retain the ability to engage in such a spin-off in the future, the tax sharing agreement also addresses the parties' respective rights, responsibilities and obligations with respect to such a transaction. Under the tax sharing agreement, each party generally will be responsible for any taxes and related amounts imposed on IAC or us that arise from the failure of a future spin-off of IAC's retained interest in us to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 368(a)(1)(D) and/or Section 355 of the Code, to the extent that the failure to so qualify is attributable to: (i) a breach of the relevant representations and covenants made by that party in the tax sharing agreement or any representation letter provided in support of any tax opinion or ruling obtained by IAC with respect to the U.S. federal income tax treatment of such spin-off, or (ii) an acquisition of such party's equity securities. In addition, the tax sharing agreement will impose certain restrictions on us and our subsidiaries during the two-year period following a future spin-off that are designed to preserve the tax-free status thereof. Specifically, during such period, except in specific circumstances, we and our subsidiaries generally would be prohibited from: (A) ceasing to conduct our business, (B) entering into certain transactions pursuant to which all or a portion of the shares of our common stock or certain of our and our subsidiaries' assets would be acquired, (C) liquidating, merging or consolidating with any other person, (D) issuing equity securities beyond certain thresholds, (E) repurchasing our shares other than in certain open-market transactions, or (F) taking or failing to take any other action that would cause the spin-off to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes.

Services agreement

We will also enter into a services agreement, pursuant to which IAC and we currently expect that IAC will provide some combination of the following services, among others, to us following completion of the offering:

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assistance with certain legal, finance, internal audit, treasury, information technology support, insurance and tax affairs, including assistance with certain public company reporting obligations;

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the leasing/subleasing of office and/or data center space;

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payroll processing services;

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tax compliance services; and

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such other services as to which IAC and we may agree.

The charges for these services will be on a cost plus fixed percentage or hourly rate basis to be agreed upon prior to the completion of the offering. In general, the services to be provided by IAC will begin on the date of the completion of the offering and will continue for the periods specified in the agreement, subject to IAC's continued ownership of a majority of our capital stock and any subsequent extension or truncation agreed to by us and IAC. We may terminate the agreement with respect to one or more particular services being received upon such notice as will be provided for in the services agreement.

Employee matters agreement

The employee matters agreement will cover a wide range of compensation and benefit issues related to the offering. In general, under the employee matters agreement:

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IAC will assume or retain: (1) all liabilities with respect to the IAC employees, former IAC employees and their dependents and beneficiaries under all IAC employee benefit plans, and (2) all liabilities with respect to the employment or termination of employment of all IAC employees and former IAC employees (other than our employees and our former employees); and

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we will assume or retain: (1) all liabilities under our employee benefit plans, and (2) all liabilities with respect to the employment or termination of employment of our employees, former employees of our businesses.

After the offering, we will continue to participate in IAC's U.S. health and welfare plans, 401(k) plan and flexible benefits plan and will reimburse IAC for the costs of such participation. In the event IAC no longer retains shares representing at least 80% of the aggregate voting power of shares entitled to vote in the election of our board of directors, including in the event of a subsequent spin-off of IAC's retained interest in us, we no longer will participate in IAC's employee benefit plans, but will have established our own employee benefit plans that will be substantially similar to the plans sponsored by IAC prior to the spin-off.

The employee matters agreement also will provide that we will reimburse IAC for the cost of any IAC equity awards held by our employees and former employees; payment of the associated cost to IAC may be made, at IAC's election, in either cash or in shares of our common stock. The agreement further will provide that, with respect to equity awards in certain of our subsidiaries, IAC may elect to cause those awards to be settled in either shares of IAC common stock or in shares of our common stock; to the extent shares of IAC common stock are issued in settlement, we will reimburse IAC for the cost of those shares by issuing IAC additional shares of our common stock.

Under the employee matters agreement, the Compensation Committee of the IAC Board of Directors will have the exclusive authority to determine the treatment of outstanding IAC equity awards in the event of a subsequent spinoff of IAC's retained interest in us.

Policies and procedures regarding related party transactions

Prior to completion of the offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Marketplace Rules concerning related party transactions. For purposes of this policy, consistent with the Marketplace Rules, the terms "related person" and "transaction" will be determined by reference to Item 404(a) of Regulation S-K under the Securities Act, or Item 404. Our management will be required to determine whether any proposed transaction, arrangement or relationship with a related person falls within the definition of "transaction" set forth in Item 404, and if so, review such transaction with the Audit Committee. In connection with such determinations, our management and the Audit Committee will consider: (i) the parties to the transaction and the nature of their affiliation with us and the related person, (ii) the dollar amount involved in the transaction, (iii) the material terms of the transaction, including whether the terms of the transaction are ordinary course and/or otherwise negotiated at arm's length, (iv) whether the transaction is material, on a quantitative and/or qualitative basis, to us and/or the related person and (v) any other facts and circumstances that our management or the Audit Committee deems appropriate.

Certain material United States federal income tax considerations for non-U.S. holders

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

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a citizen or individual resident of the United States;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) 5% or more of our common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON STOCK CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder's shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder's shares of our common stock, as gain from the sale or exchange of such shares.

Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its "effectively connected earnings and profits," subject to certain adjustments.

Gain on sale or other disposition of our common stock

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the heading "Information Reporting and Backup Withholding" and "Foreign Account Tax Compliance Act," withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

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the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

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the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•
we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder's holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•
a U.S. person;

•
a "controlled foreign corporation" for U.S. federal income tax purposes;

•
a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•
a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign account tax compliance act

Under Sections 1471 through 1474 of the Code and the Treasury regulations promulgated thereunder, collectively, FATCA, a U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a "foreign financial institution" (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or meets other exceptions. Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying its direct and indirect U.S. owners or meets other exceptions. Foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to our common stock to, and on gross proceeds from sales or other dispositions of our common stock after December 31, 2016 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of our common stock) that fail to satisfy the above requirements. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Allen & Company LLC are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC is acting as representative of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will severally agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares of common stock

J.P. Morgan Securities LLC
Allen & Company LLC

Total

The underwriters will be committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $       per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters will have an option to buy up to           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares of common stock are being offered hereby.

The underwriting discounts and commissions will be equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are $       per share.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase           additional shares of common stock.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We, IAC, and certain of our directors and executive officers will agree, subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by us, IAC or such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities (whether any such transactions described in clause (1) or (2) above is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

We will agree to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

We intend to apply to list the shares of common stock on the NASDAQ Global Select Market under the symbol "              ."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representative;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Relationships with underwriters

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Selling restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, from and including the date, or Relevant Implementation Date, on which the European Union Prospectus Directive, or EU Prospectus Directive, was implemented in that Relevant Member State, an offer of shares of common stock described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•
to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), as permitted under the EU Prospectus Directive, subject to obtaining the prior consent of J.P. Morgan Securities LLC for any such offer; or

•
in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter will agree that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Legal matters

The validity of the securities offered in this offering and certain legal matters in connection with this offering will be passed upon for us by Wachtell, Lipton, Rosen & Katz. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

Experts

The combined financial statements of The Match Group, Inc. and Subsidiaries at December 31, 2013 and 2014, and for each of the years in the three-year period ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

This prospectus, which constitutes a part of a Registration Statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the Registration Statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete Registration Statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the Registration Statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the Registration Statement, including the exhibits and schedules to the Registration Statement, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the Registration Statement, are also available to you for free on the SEC's internet website at www.sec.gov.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our stockholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an internet website at                           . Information on or accessible through our website is not part of this prospectus.

The Match Group, Inc. and Subsidiaries
Combined balance sheet
(Unaudited)

	December 31, 2014	March 31, 2015

	(In thousands)
ASSETS
Cash and cash equivalents	$127,630	$119,685
Accounts receivable, net of allowance and reserves of $1,133 and $1,064, respectively	33,735	40,137
Other current assets	33,737	35,088

Total current assets	195,102	194,910
Property and equipment, net of accumulated depreciation and amortization of $58,159 and $61,427, respectively	42,997	39,059
Goodwill	793,763	757,725
Intangible assets, net of accumulated amortization of $17,824 and $15,373, respectively	207,613	194,936
Long-term investments	62,979	63,494
Other non-current assets	5,580	5,620

TOTAL ASSETS	$1,308,034	$1,255,744

LIABILITIES AND SHAREHOLDER EQUITY
LIABILITIES:
Accounts payable	$11,797	$23,731
Deferred revenue	134,790	148,951
Accrued expenses and other current liabilities	94,719	92,152

Total current liabilities	241,306	264,834
Long-term debt—related party	190,586	183,971
Income taxes payable	11,442	10,388
Deferred income taxes	47,800	45,147
Other long-term liabilities	13,446	3,311
Redeemable noncontrolling interests	3,678	3,582
Commitments and contingencies
SHAREHOLDER EQUITY:
Invested capital	877,635	871,260
Accumulated other comprehensive loss	(78,048)	(126,749)

Total The Match Group, Inc. shareholder equity	799,587	744,511
Noncontrolling interests	189	—

Total shareholder equity	799,776	744,511

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$1,308,034	$1,255,744

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Combined statement of operations
(Unaudited)

	Three months ended March 31,
	2014	2015

	(In thousands)
Revenue	$209,785	$235,069
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	24,145	38,953
Selling and marketing expense	101,577	111,965
General and administrative expense	23,273	29,738
Product development expense	12,479	16,451
Depreciation	5,778	7,045
Amortization of intangibles	1,837	3,877

Total operating costs and expenses	169,089	208,029

Operating income	40,696	27,040
Interest expense—related party	(9,755)	(2,179)
Other (expense) income, net	(5)	9,307

Earnings before income taxes	30,936	34,168
Income tax provision	(11,088)	(8,288)

Net earnings	19,848	25,880
Net (earnings) loss attributable to noncontrolling interests	(130)	326

Net earnings attributable to The Match Group, Inc. shareholder	$19,718	$26,206

Stock-based compensation expense by function:
Cost of revenue	$(123)	$86
Selling and marketing expense	43	933
General and administrative expense	4,241	4,253
Product development expense	836	1,027

Total stock-based compensation expense	$4,997	$6,299

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Combined statement of comprehensive income (loss)
(Unaudited)

	Three months ended March 31,
	2014	2015

	(In thousands)
Net earnings	$19,848	$25,880
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	4,914	(49,503)
Change in fair value of available-for-sale security	858	515

Total other comprehensive income (loss)	5,772	(48,988)

Comprehensive income (loss)	25,620	(23,108)
Comprehensive (income) loss attributable to noncontrolling interests	(288)	613

Comprehensive income (loss) attributable to The Match Group, Inc. shareholder	$25,332	$(22,495)

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Combined statement of shareholder equity
(Unaudited)

		The Match Group, Inc. shareholder equity
	Redeemable noncontrolling interests	Invested capital	Accumulated other comprehensive loss	Total The Match Group, Inc. shareholder equity	Noncontrolling interests	Total shareholder equity

		(In thousands)
Balance as of December 31, 2014	$3,678	$877,635	$ (78,048)	$799,587	$ 189	$799,776
Net earnings (loss) for the three months ended March 31, 2015	(326)	26,206	—	26,206	—	26,206
Other comprehensive loss, net of tax	(287)	—	(48,701)	(48,701)	—	(48,701)
Purchase of redeemable noncontrolling interests	(308)	—	—	—	—	—
Net decrease in IAC/InterActiveCorp's investment in The Match Group, Inc.	—	(32,581)	—	(32,581)	—	(32,581)
Transfer from noncontrolling interests to redeemable noncontrolling interests	189	—	—	—	(189)	(189)
Other	636	—	—	—	—	—

Balance as of March 31, 2015	$3,582	$871,260	$(126,749)	$ 744,511	$ —	$744,511

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Combined statement of cash flows
(Unaudited)

	Three months ended March 31,
	2014	2015

	(In thousands)
Cash flows from operating activities:
Net earnings	$19,848	$25,880
Adjustments to reconcile earnings to net cash provided by operating activities:
Stock-based compensation expense	4,997	6,299
Depreciation	5,778	7,045
Amortization of intangibles	1,837	3,877
Excess tax benefits from stock-based awards	(3,977)	(12,835)
Deferred income taxes	1,852	595
Acquisition-related contingent consideration fair value adjustments	(27)	(11,011)
Other adjustments, net	(55)	(11,078)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(1,921)	(8,317)
Other current assets	(1,274)	(1,968)
Accounts payable and accrued expenses and other current liabilities	5,342	19,648
Income taxes payable	486	4,588
Deferred revenue	9,490	17,487
Other changes in assets and liabilities, net	(1,035)	(246)

Net cash provided by operating activities	41,341	39,964

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(3,809)
Capital expenditures	(3,887)	(4,344)
Purchases of long-term investments	(3,286)	—
Other, net	180	(405)

Net cash used in investing activities	(6,993)	(8,558)

Cash flows from financing activities:
Funds returned from escrow related to Meetic tender offer	12,354	—
Purchase of noncontrolling interests	(30,000)	(308)
Transfers to IAC/InterActiveCorp	(117)	(45,862)
Excess tax benefits from stock-based awards	3,977	12,835

Net cash used in financing activities	(13,786)	(33,335)

Effect of exchange rate changes on cash and cash equivalents	1,209	(6,016)

Net increase (decrease) in cash and cash equivalents	21,771	(7,945)
Cash and cash equivalents at beginning of period	125,226	127,630

Cash and cash equivalents at end of period	$146,997	$119,685

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Notes to combined financial statements
(Unaudited)

Note 1—The company and summary of significant accounting policies

Nature of operations

The Match Group, Inc. consists of our North America dating business (which includes brands such as Match, OkCupid, Tinder, OurTime, BlackPeopleMeet and other dating brands operating within the United States and Canada), our International dating business (which includes Meetic, Tinder's international operations, Twoo, FriendScout24 and all other dating brands operating outside of the United States and Canada), and our non-dating business, The Princeton Review.

Through the brands within our dating business, we are a leading provider of membership-based and ad-supported dating products servicing North America, Western Europe and other select countries around the world. We provide these services through websites and applications that we own and operate.

The non-dating business consists of The Princeton Review, which provides a variety of educational test preparation, academic tutoring and college counseling services.

All references to the "Company," "we," "our" or "us" in this report are to The Match Group, Inc.

Basis of presentation

The Company prepares its combined financial statements in accordance with U.S. generally accepted accounting principles ("GAAP").

Basis of combination

These historical combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of IAC/InterActiveCorp ("IAC"). The combined financial statements reflect the historical financial position, results of operations and cash flows of the The Match Group, Inc. businesses since their respective dates of acquisition by IAC and the allocation to The Match Group, Inc. of certain IAC corporate expenses relating to The Match Group, Inc. based on the historical financial statements and accounting records of IAC. For the purposes of these financial statements, income taxes have been computed for The Match Group, Inc. on an as if stand-alone, separate tax return basis.

All intercompany transactions and balances between and among the Company, its subsidiaries and the entities comprising The Match Group, Inc. have been eliminated. All intercompany transactions between The Match Group, Inc. and IAC and its subsidiaries, with the exception of notes payable due to IAC subsidiaries, are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as "Invested capital." The notes payable due to IAC subsidiaries are included in "Long-term debt—related party" in the accompanying combined balance sheet.

In the opinion of The Match Group, Inc.'s management, the assumptions underlying the historical combined financial statements of The Match Group, Inc., including the basis on which the expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that we may have incurred as an independent, stand-alone company for the period presented.

The accompanying unaudited combined financial statements have been prepared in accordance with GAAP for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the accompanying unaudited combined financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation. Interim results are not necessarily indicative of the results that may be expected for the full year. The accompanying unaudited combined financial statements should be read in conjunction with the combined annual financial statements and notes thereto for the year ended December 31, 2014.

Accounting estimates

The preparation of combined financial statements in accordance with GAAP requires management to make certain estimates, judgments and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

On an ongoing basis, the Company evaluates its estimates and judgments including those related to: the recoverability of goodwill and indefinite-lived intangible assets; the useful lives and recoverability of definite-lived intangible assets and property and equipment; the fair value of long-term investments; the carrying value of accounts receivable, including the determination of the allowance for doubtful accounts and revenue reserves; the fair value of acquisition-related contingent consideration; the liabilities for uncertain tax positions; the valuation allowance for deferred income tax assets; and the fair value of and forfeiture rates for stock-based awards, among others. The Company bases its estimates and judgments on historical experience, its forecasts and budgets and other factors that the Company considers relevant.

Recent accounting pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and develops a common standard for all industries. In July 2015, the FASB decided to defer the effective date for annual reporting periods beginning after December 15, 2017. Early adoption is permitted beginning on the original effective date of December 15, 2016. Upon adoption, ASU No. 2014-09 may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently evaluating the new guidance and has not yet determined whether the adoption of the new standard will have a material impact on its combined financial statements or the method and timing of adoption.

Note 2—Income taxes

The Match Group, Inc. is a member of IAC's consolidated federal and state income tax returns. In all periods presented, current income tax provision and deferred income tax benefit have been computed for The Match Group, Inc. on an as if stand-alone, separate return basis. The Match Group, Inc.'s payments to IAC for its share of IAC's consolidated federal and state income tax return liabilities have been reflected within cash flows from operating activities in the accompanying combined statements of cash flows.

At the end of each interim period, the Company makes its best estimate of the annual expected effective income tax rate and applies that rate to its ordinary year-to-date earnings or loss. The income tax provision or benefit related to significant, unusual, or extraordinary items, if applicable, that will be separately reported or reported net of their related tax effects are individually computed and recognized in the interim period in which they occur. In addition, the effect of changes in enacted tax laws or rates, tax status, judgment on the realizability of a beginning-of-the-year deferred tax asset in future years or income tax contingencies is recognized in the interim period in which the change occurs.

The computation of the annual expected effective income tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected pre-tax income (or loss) for the year, projections of the proportion of income (and/or loss) earned and taxed in foreign jurisdictions, permanent and temporary differences, and the likelihood of the realizability of deferred tax assets generated in the current year. The accounting estimates used to compute the provision or benefit for income taxes may change as new events occur, more experience is acquired, additional information is obtained or our tax environment changes. To the extent that the expected annual effective income tax rate changes during a quarter, the effect of the change on prior quarters is included in income tax provision in the quarter in which the change occurs.

For the three months ended March 31, 2014, the Company recorded an income tax provision of $11.1 million, which represents an effective income tax rate of 36%. The effective rate for the three months ended March 31, 2014 is higher than the statutory rate of 35% due primarily to state taxes. For the three months ended March 31, 2015, the Company recorded an income tax provision of $8.3 million, which represents an effective income tax rate of 24%. The effective rate for the three months ended March 31, 2015 is lower than the statutory rate of 35% due principally to the non-taxable gain on contingent consideration fair value adjustments in the current year.

The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in the income tax provision. At December 31, 2014 and March 31, 2015, the Company has accrued $1.2 million and $1.1 million, respectively, for the payment of interest. At December 31, 2014 and March 31, 2015, the Company has accrued $2.4 million and $1.8 million, respectively, for penalties.

The Match Group, Inc. is routinely under audit by federal, state, local and foreign authorities in the area of income tax as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service is currently auditing IAC's federal income tax returns for the years ended December 31, 2010 through 2012, which includes the operations of The Match Group, Inc. Various other jurisdictions are open to examination for various tax years beginning with 2009. Income taxes payable include reserves considered sufficient to pay assessments that may result from examination of prior year tax returns. Changes to reserves from period to period and differences between amounts paid, if any, upon the resolution of audits and amounts previously provided may be material. Differences between the reserves for income tax contingencies and the amounts owed by the Company are recorded in the period they become known.

At December 31, 2014 and March 31, 2015, unrecognized tax benefits, including interest, are $12.1 million and $11.1 million, respectively. Included in unrecognized tax benefits at both December 31, 2014 and March 31, 2015, is approximately $0.7 million for tax positions included in IAC's consolidated tax return filings. Unrecognized tax benefits, including interest, for the three months ended March 31, 2015 decreased by $1.0 million due principally to changes in foreign exchange rates. If unrecognized tax benefits at March 31, 2015 are subsequently recognized, $10.7 million, net of related deferred tax assets and interest, would reduce income tax provision. The comparable amount as of December 31, 2014 is $11.8 million. The Company believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $1.1 million within twelve months of March 31, 2015.

Note 3—Fair value measurements and financial instruments

The Company categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

•
Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

•
Level 2: Other inputs which are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair values of the Company's Level 2 financial assets are primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case an average market price is used.

•
Level 3: Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities. See below for a discussion of fair value measurements made using Level 3 inputs.

The following tables present the Company's financial instruments that are measured at fair value on a recurring basis:

	December 31, 2014
	Quoted market prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value measurements

	(In thousands)
Assets:
Cash equivalents:
Money market funds	$57,057	$—	$—	$57,057
Time deposits	—	13,405	—	13,405
Long-term investments:
Marketable equity security	7,410	—	—	7,410

Total	$64,467	$13,405	$—	$77,872

Liabilities:
Contingent consideration arrangements	$—	$—	$(20,615)	$(20,615)

	March 31, 2015
	Quoted market prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value measurements

	(In thousands)
Assets:
Cash equivalents:
Money market funds	$54,548	$—	$—	$54,548
Time deposits	—	10,938	—	10,938
Long-term investments:
Marketable equity security	7,925	—	—	7,925

Total	$62,473	$10,938	$—	$73,411

Liabilities:
Contingent consideration arrangements	$—	$—	$(7,604)	$(7,604)

The following table presents the changes in the Company's financial instruments that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Three months ended March 31,
	2014	2015
	Contingent consideration arrangements	Contingent consideration arrangements

	(In thousands)
Balance at January 1	$(43,625)	$(20,615)
Total net gains (losses):
Included in earnings	27	11,641
Included in other comprehensive income (loss)	(363)	1,733
Fair value at date of acquisition	—	(363)

Balance at March 31	$(43,961)	$(7,604)

Contingent consideration arrangements

As of March 31, 2015, there are five contingent consideration arrangements related to business acquisitions. The maximum contingent payments related to these arrangements is $116.5 million and the fair value of these arrangements at March 31, 2015 is $7.6 million. The contingent consideration arrangements are generally based upon earnings performance and/or operating metrics such as monthly active users. The Company typically determines the fair value of the contingent consideration arrangements by using a probability-weighted analysis to determine the amount of the gross liability, and, if the arrangement is long-term in nature, applying a discount rate that captures the risks associated with the obligation. The number of scenarios in the probability-weighted analyses can vary; generally, more scenarios are prepared for longer duration and more complex arrangements. The contingent consideration arrangements fair values at March 31, 2015 reflect a discount rate of 15%.

The fair values of the contingent consideration arrangements are sensitive to changes in the forecasts of earnings and/or the relevant operating metrics and changes in discount rates. The Company remeasures the fair value of the contingent consideration arrangements each reporting period, and changes are recognized in "General and administrative expense" in the accompanying combined statement of operations. The contingent consideration arrangement liability at March 31, 2015 includes a current portion of $7.1 million and non-current portion of $0.5 million, which are included in "Accrued expenses and other current liabilities" and "Other long-term liabilities," respectively, in the accompanying combined balance sheet.

Assets measured at fair value on a nonrecurring basis

The Company's non-financial assets, such as goodwill, intangible assets and property and equipment, as well as cost method investments, are adjusted to fair value only when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Cost method investments

At both December 31, 2014 and March 31, 2015, the carrying value of the Company's investments accounted for under the cost method totaled $55.6 million; these investments are included in "Long-term investments" in the accompanying combined balance sheet. The Company evaluates each cost method investment for impairment on a quarterly basis and recognizes an impairment loss if a decline in value is determined to be other-than-temporary. If the Company has not identified events or changes in circumstances that may have a significant adverse effect on the fair value of a cost method investment, then the fair value of such cost method investment is not estimated, as it is impracticable to do so.

Long-term marketable equity security

The cost basis of the Company's long-term marketable equity security at December 31, 2014 and March 31, 2015 is $8.7 million, with gross unrealized losses of $1.2 million and $0.7 million, respectively. The gross unrealized losses at December 31, 2014 and March 31, 2015 are included in "Accumulated other comprehensive loss" in the accompanying combined balance sheet.

Note 4—Accumulated other comprehensive loss

The following tables present the components of accumulated other comprehensive loss. There have been no amounts reclassified out of accumulated other comprehensive loss into earnings for the three months ended March 31, 2014 and 2015.

	Three months ended March 31, 2014
	Foreign currency translation adjustment	Unrealized gain on available-for- sale security	Accumulated other comprehensive (loss) income

	(In thousands)
Balance as of January 1	$(17,090)	$702	$(16,388)
Other comprehensive income	4,755	858	5,613

Balance as of March 31	$(12,335)	$1,560	$(10,775)

	Three months ended March 31, 2015
	Foreign currency translation adjustment	Unrealized (loss) gain on available-for- sale security	Accumulated other comprehensive loss

	(In thousands)
Balance as of January 1	$(76,800)	$(1,248)	$(78,048)
Other comprehensive (loss) income	(49,216)	515	(48,701)

Balance as of March 31	$(126,016)	$(733)	$(126,749)

At March 31, 2014 and 2015, there was no tax benefit or provision on the accumulated other comprehensive loss.

Note 5—Segment information

The Company has two operating segments, Dating and Non-dating, which are also the Company's two reportable segments. Each segment manager reports to the Company's Chairman. The Company's Chairman, who is the chief operating decision maker, allocates resources and assesses performance at the segment level. Our Dating segment provides dating products and the Company's Non-dating segment provides a variety of education services including test preparation, academic tutoring and college counseling services.

	Three months ended March 31,
	2014	2015

	(In thousands)
Revenue:
Dating	$205,032	$210,147
Non-dating	4,753	24,922

Total	$209,785	$235,069

	Three months ended March 31,
	2014	2015

	(In thousands)
Operating Income:
Dating	$43,112	$36,065
Non-dating	(2,416)	(9,025)

Total	$40,696	$27,040

	Three months ended March 31,
	2014	2015

	(In thousands)
Adjusted EBITDA:
Dating	$54,844	$37,864
Non-dating	(1,563)	(4,614)

Total	$53,281	$33,250

Revenue by geography is based on where the customer is located. Geographic information about revenue and long-lived assets is presented below:

	Three months ended March 31,
	2014	2015

	(In thousands)
Revenue:
United States	$133,295	$162,339
All other countries	76,490	72,730

Total	$209,785	$235,069

The only country, other than the United States, whose revenue is greater than 10 percent of total revenue for the three months ended March 31, 2014, is France with $21.3 million. The United States is the only country whose revenue is greater than 10 percent of total revenue for the three months ended March 31, 2015.

	December 31, 2014	March 31, 2015

	(In thousands)
Long-lived assets (excluding goodwill and intangible assets):
United States	$25,436	$23,178
All other countries	17,561	15,881

Total	$42,997	$39,059

The only country, other than the United States, with greater than 10 percent of total long-lived assets (excluding goodwill and intangible assets), is France with $14.5 million and $13.3 million as of December 31, 2014 and March 31, 2015, respectively.

The Company's primary financial measure is Adjusted EBITDA, which is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of (i) amortization of intangible assets and impairments of goodwill and intangible assets and (ii) gains and losses recognized on changes in the fair value of contingent consideration arrangements. The Company believes this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, and we believe that by excluding these items, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business, from which capital investments are made and debt is serviced. Adjusted EBITDA has certain limitations in that it does not take into account the impact to The Match Group, Inc.'s statement of operations of certain expenses.

The following tables reconcile Adjusted EBITDA to operating income (loss) for our reportable segments and to total net earnings attributable to The Match Group, Inc. shareholder for the three months ended March 31, 2014 and 2015:

	Three months ended March 31, 2014
	Adjusted EBITDA	Stock-based compensation expense	Depreciation	Amortization of intangibles	Acquisition- related contingent consideration fair value adjustments	Operating income (loss)

	(In thousands)
Dating	$54,844	$(4,678)	$(5,716)	$(1,365)	$27	$43,112
Non-dating	(1,563)	(319)	(62)	(472)	—	(2,416)

Total	$53,281	$(4,997)	$(5,778)	$(1,837)	$27	40,696

Interest expense—related party						(9,755)
Other expense, net						(5)

Earnings before income taxes						30,936
Income tax provision						(11,088)

Net earnings						19,848
Net earnings attributable to noncontrolling interests						(130)

Net earnings attributable to The Match Group, Inc. shareholder						$19,718

	Three months ended March 31, 2015
	Adjusted EBITDA	Stock-based compensation expense	Depreciation	Amortization of intangibles	Acquisition- related contingent consideration fair value adjustments	Operating income (loss)

	(In thousands)
Dating	$37,864	$(6,010)	$(4,589)	$(2,211)	$11,011	$36,065
Non-dating	(4,614)	(289)	(2,456)	(1,666)	—	(9,025)

Total	$33,250	$(6,299)	$(7,045)	$(3,877)	$11,011	27,040

Interest expense—related party						(2,179)
Other income, net						9,307

Earnings before income taxes						34,168
Income tax provision						(8,288)

Net earnings						25,880
Net loss attributable to noncontrolling interests						326

Net earnings attributable to The Match Group, Inc. shareholder						$26,206

Note 6—Contingencies

In the ordinary course of business, the Company is a party to various lawsuits. The Company establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where we believe an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against us, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of the Company, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. The Company also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations, or financial condition of the Company. See Note 2 for additional information related to income tax contingencies.

Note 7—Related party transactions

The Match Group, Inc.'s combined statement of operations includes allocations of general and administrative costs, including stock-based compensation expense, related to IAC's accounting, treasury, legal, tax, corporate support and internal audit functions. These allocations were based on The Match Group, Inc.'s revenue as a percentage of IAC's total revenue. Allocated costs, inclusive of stock-based compensation expense, were $1.6 million and $1.7 million, for the three months ended March 31, 2014 and 2015, respectively, and are included in "General and administrative expense" in the accompanying combined statement of operations. It is not practicable to determine the actual expenses that would have been incurred for these services had The Match Group, Inc. operated as a stand-alone entity. Management considers the allocation method to be reasonable.

The following table summarizes the components of the net decrease in IAC/InterActiveCorp's investment in The Match Group, Inc. for the three months ended March 31, 2015:

March 31, 2015

(In thousands)
Cash transfers to IAC related to its centrally managed U.S. treasury management function	$40,664
Taxes	(6,402)
Allocation of general and administrative expense	(1,681)

Net decrease in IAC/InterActiveCorp's investment in The Match Group, Inc.	$32,581

Long-term debt—related party

Long-term debt consists of:

	December 31, 2014		March 31, 2015
	Carrying value	Fair value	Carrying value	Fair value

	(In thousands)
3.57% Notes; interest payable September 1, which commenced September 1, 2012	$79,000	$67,848	$79,000	$69,724
5.00% Note; interest payable December 15, which commenced December 15, 2014	64,586	69,101	57,971	62,712
5.90% Note; interest payable December 15, which commenced December 15, 2014	47,000	48,476	47,000	49,371

Total Long-term debt—related party	$190,586	$185,425	$183,971	$181,807

On September 28, 2011, the Company, through a foreign subsidiary, Match.com Europe Limited, issued $94 million aggregate principal amount of 3.57% Notes. The notes were issued to three IAC foreign subsidiaries in connection with the financing of the acquisition of a controlling interest in Meetic in September 2011. In December 2011, the Company repaid $15 million leaving an outstanding balance of $79 million. The remaining notes are guaranteed by Match.com Pegasus Limited, a subsidiary of The Match Group, Inc. The notes are payable in three installments of $26.3 million that are each due on September 1, 2021, 2023 and 2026.

On April 8, 2014, Match.com Europe Limited and Match.com France Limited issued a €53 million ($58.0 million at March 31, 2015) 5.00% Note and a $47 million 5.90% Note, respectively. The 5.00% euro denominated note was issued to an IAC foreign subsidiary in connection with the financing of the purchase of the remaining publicly-traded shares of Meetic that took place in the first quarter of 2014. The note is due on December 15, 2021. The 5.90% Note was issued to an IAC foreign subsidiary with the proceeds being used to repay certain indebtedness that had been created in order to partially fund the acquisition of shares in Meetic. The note is due on December 15, 2021.

The fair value of the Company's long-term debt is estimated by discounting the future cash flows based on current market conditions.

Interest expense related to the long-term debt is included in "Interest expense—related party" in the accompanying combined statement of operations.

Long-term debt maturities are as follows:

(In thousands)

2021	$131,305
2023	26,333
2026	26,333

$183,971

Guarantee of IAC Senior Notes and revolving credit facility

On November 15, 2013 and December 21, 2012, IAC issued $500 million aggregate principal amount of 4.875% Senior Notes due November 30, 2018 ("2013 Senior Notes") and $500 million aggregate principal amount of 4.75% Senior Notes due December 15, 2022 ("2012 Senior Notes"), respectively. The 2013 and 2012 Senior Notes are unconditionally guaranteed by The Match Group, Inc. and certain of its domestic subsidiaries.

The indentures governing the 2013 and 2012 Senior Notes contain covenants that limit the ability of IAC's subsidiaries to, among other things, (i) incur indebtedness, make investments, or sell assets in the event IAC is not in compliance with the financial ratio set forth in the indenture, and (ii) incur liens, enter into agreements restricting our subsidiaries' ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of our assets. At March 31, 2015, IAC was in compliance with the financial ratio set forth in the indenture.

On December 21, 2012, IAC entered into a $300 million revolving credit facility, which expires on December 21, 2017. At March 31, 2015 and December 31, 2014, there are no outstanding borrowings under IAC's revolving credit facility. The revolving credit facility is unconditionally guaranteed by the same domestic subsidiaries that guarantee the 2013 and 2012 Senior Notes and is also secured by the stock of The Match Group, Inc. and certain of its domestic and foreign subsidiaries.

Note 8—Subsequent events

On July 14, 2015, the Company announced that it had entered into a definitive agreement to purchase PlentyOfFish for $575 million in cash. The acquisition is expected to close in the fourth quarter of 2015.

On June 25, 2015, IAC announced that its Board of Directors approved the pursuit of an initial public offering (IPO) of newly-issued shares of common stock of The Match Group, Inc.

Report of independent registered public accounting firm

The Board of Directors and Shareholders of IAC/InterActiveCorp

We have audited the accompanying combined balance sheets of The Match Group, Inc. and Subsidiaries (the Company) as of December 31, 2013 and 2014, and the related combined statements of operations, comprehensive income, shareholder equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed on page F-55. These financial statements and financial schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Match Group, Inc. and Subsidiaries at December 31, 2013 and 2014, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York
August 11, 2015

The Match Group, Inc. and Subsidiaries
Combined balance sheet

	December 31,
	2013	2014

	(In thousands)
ASSETS
Cash and cash equivalents	$125,226	$127,630
Accounts receivable, net of allowance and reserves of $856 and $1,133, respectively	32,366	33,735
Other current assets	17,374	33,737

Total current assets	174,966	195,102
Property and equipment, net	35,090	42,997
Goodwill	767,746	793,763
Intangible assets, net	179,362	207,613
Long-term investments	60,393	62,979
Other non-current assets	74,565	5,580

TOTAL ASSETS	$1,292,122	$1,308,034

LIABILITIES AND SHAREHOLDER EQUITY
LIABILITIES:
Accounts payable	$14,194	$11,797
Deferred revenue	119,971	134,790
Accrued expenses and other current liabilities	80,146	94,719

Total current liabilities	214,311	241,306
Long-term debt—related party	79,000	190,586
Income taxes payable	11,851	11,442
Deferred income taxes	49,162	47,800
Other long-term liabilities	36,524	13,446
Redeemable noncontrolling interests	24,248	3,678
Commitments and contingencies
SHAREHOLDER EQUITY:
Invested capital	851,749	877,635
Accumulated other comprehensive loss	(16,388)	(78,048)

Total The Match Group, Inc. shareholder equity	835,361	799,587
Noncontrolling interests	41,665	189

Total shareholder equity	877,026	799,776

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$1,292,122	$1,308,034

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Combined statement of operations

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Revenue	$713,449	$803,089	$888,268
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	72,794	85,945	120,024
Selling and marketing expense	304,597	321,870	335,107
General and administrative expense	76,711	93,641	117,890
Product development expense	38,921	42,973	49,738
Depreciation	16,341	20,202	25,547
Amortization of intangibles	17,455	17,125	11,395

Total operating costs and expenses	526,819	581,756	659,701

Operating income	186,630	221,333	228,567
Interest expense—related party	(29,489)	(34,307)	(25,541)
Other (expense) income, net	(7,428)	217	12,610

Earnings before income taxes	149,713	187,243	215,636
Income tax provision	(59,432)	(60,616)	(67,277)

Net earnings	90,281	126,627	148,359
Net earnings attributable to noncontrolling interests	(4,606)	(1,624)	(595)

Net earnings attributable to The Match Group, Inc. shareholder	$85,675	$125,003	$147,764

Stock-based compensation expense by function:
Cost of revenue	$1,975	$1,012	$396
Selling and marketing expense	823	562	194
General and administrative expense	10,368	8,520	17,326
Product development expense	2,898	2,134	2,935

Total stock-based compensation expense	$16,064	$12,228	$20,851

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Combined statement of comprehensive income

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Net earnings	$90,281	$126,627	$148,359
Other comprehensive income (loss):
Change in foreign currency translation adjustment	—	6,152	(60,101)
Change in fair value of available-for-sale security	8,233	702	(1,950)

Total other comprehensive income (loss)	8,233	6,854	(62,051)

Comprehensive income	98,514	133,481	86,308
Comprehensive income attributable to noncontrolling interests	(5,275)	(3,918)	(204)

Comprehensive income attributable to The Match Group, Inc. shareholder	$93,239	$129,563	$86,104

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Combined statement of shareholder equity

		The Match Group, Inc. shareholder equity
	Redeemable noncontrolling interests	Invested capital	Accumulated other comprehensive (loss) income	Total The Match Group, Inc. shareholder equity	Noncontrolling interests	Total shareholder equity

		(In thousands)
Balance as of December 31, 2011	$ 31,092	$658,406	$(28,512)	$629,894	$ 55,024	$684,918
Net earnings for the year ended December 31, 2012	1,896	85,675	—	85,675	2,710	88,385
Other comprehensive income, net of tax	265	—	7,564	7,564	404	7,968
Purchase of redeemable noncontrolling interests	(2,955)	—	—	—	—	—
Transfer from noncontrolling interests to redeemable noncontrolling interests	10,049	—	—	—	(10,049)	(10,049)
Net decrease in IAC/InterActiveCorp's investment in The Match Group, Inc.	—	(26,731)	—	(26,731)	—	(26,731)
Other	611	—	—	—	2,818	2,818

Balance as of December 31, 2012	$ 40,958	$717,350	$(20,948)	$696,402	$ 50,907	$747,309
Net earnings for the year ended December 31, 2013	417	125,003	—	125,003	1,207	126,210
Other comprehensive income, net of tax	927	—	4,560	4,560	1,367	5,927
Purchase of redeemable noncontrolling interests	(40,182)	—	—	—	—	—
Purchase of noncontrolling interests	—	—	—	—	(12,371)	(12,371)
Adjustment of redeemable noncontrolling interests and noncontrolling interests to fair value	19,254	(21,563)	—	(21,563)	2,309	(19,254)
Transfer from noncontrolling interests to redeemable noncontrolling interests	2,874	—	—	—	(2,874)	(2,874)
Net increase in IAC/InterActiveCorp's investment in The Match Group, Inc.	—	30,959	—	30,959	—	30,959
Other	—	—	—	—	1,120	1,120

Balance as of December 31, 2013	$ 24,248	$851,749	$(16,388)	$835,361	$ 41,665	$877,026
Net earnings for the year ended December 31, 2014	595	147,764	—	147,764	—	147,764
Other comprehensive (loss) income, net of tax	(494)	—	(61,660)	(61,660)	103	(61,557)
Purchase of redeemable noncontrolling interests	(41,743)	—	—	—	—	—
Purchase of noncontrolling interests	—	—	—	—	(50,662)	(50,662)
Adjustment of redeemable noncontrolling interests and noncontrolling interests to fair value	21,072	(30,441)	—	(30,441)	9,369	(21,072)
Net decrease in IAC/InterActiveCorp's investment in The Match Group, Inc.	—	(91,437)	—	(91,437)	—	(91,437)
Other	—	—	—	—	(286)	(286)

Balance as of December 31, 2014	$ 3,678	$877,635	$(78,048)	$799,587	$ 189	$799,776

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries

Combined statement of cash flows

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Cash flows from operating activities:
Net earnings	$90,281	$126,627	$148,359
Adjustments to reconcile earnings to net cash provided by operating activities:
Stock-based compensation expense	16,064	12,228	20,851
Depreciation	16,341	20,202	25,547
Amortization of intangibles	17,455	17,125	11,395
Impairment of long-term investments	8,685	—	—
Excess tax benefits from stock-based awards	(8,368)	(10,763)	(5,319)
Deferred income taxes	(3,290)	(3,651)	(5,904)
Acquisition-related contingent consideration fair value adjustments	—	343	(12,912)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	2,848	(3,651)	2,399
Other current assets	4,552	(155)	(10,551)
Accounts payable and accrued expenses and other current liabilities	(4,709)	(972)	(7,980)
Income taxes payable	15,105	4,808	8,103
Deferred revenue	8,659	12,401	8,643
Other, net	748	257	(9,016)

Net cash provided by operating activities	164,371	174,799	173,615

Cash flows from investing activities:
Acquisitions, net of cash acquired	(59,484)	(32,145)	(114,051)
Capital expenditures	(19,853)	(19,807)	(21,793)
Purchases of long-term investments	(24)	—	(4,536)
Other, net	6	(2,034)	180

Net cash used in investing activities	(79,355)	(53,986)	(140,200)

Cash flows from financing activities:
Funds (transferred to) returned from escrow for Meetic tender offer	—	(71,512)	12,354
Purchase of noncontrolling interests	(2,955)	(52,552)	(33,165)
Transfers (to) from IAC/InterActiveCorp	(53,381)	9,653	(108,723)
Proceeds from the issuance of related party debt	—	—	111,586
Acquisition-related contingent consideration payment	—	—	(7,373)
Excess tax benefits from stock-based awards	8,368	10,763	5,319
Other, net	—	(1,614)	(56)

Net cash used in financing activities	(47,968)	(105,262)	(20,058)

Effect of exchange rate changes on cash and cash equivalents	1,814	2,513	(10,953)

Net increase in cash and cash equivalents	38,862	18,064	2,404
Cash and cash equivalents at beginning of period	68,302	107,162	125,226

Cash and cash equivalents at end of period	$107,164	$125,226	$127,630

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

The Match Group, Inc. and Subsidiaries
Notes to combined financial statements

Note 1—Organization and basis of presentation

Basis of presentation and combination

These historical combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of IAC/InterActiveCorp ("IAC"). The combined financial statements reflect the historical financial position, results of operations and cash flows of the The Match Group, Inc. businesses since their respective dates of acquisition by IAC and the allocation to The Match Group, Inc. of certain IAC corporate expenses relating to The Match Group, Inc. based on the historical financial statements and accounting records of IAC. For the purposes of these financial statements, income taxes have been computed for The Match Group, Inc. on an as if stand-alone, separate tax return basis.

All references to the "Company," "we," "our" or "us" in this report are to The Match Group, Inc.

The Company prepares its combined financial statements in accordance with U.S. generally accepted accounting principles ("GAAP").

All intercompany transactions and balances between and among the Company, its subsidiaries and the entities comprising The Match Group, Inc. have been eliminated. All intercompany transactions between The Match Group, Inc. and IAC and its subsidiaries, with the exception of notes payable due to IAC subsidiaries, are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as "Invested capital." The notes payable due to IAC subsidiaries are included in "Long-term debt—related party" in the accompanying combined balance sheet.

In the opinion of The Match Group, Inc.'s management, the assumptions underlying the historical combined financial statements of The Match Group, Inc., including the basis on which the expenses have been allocated from IAC, are reasonable. However, the allocations may not reflect the expenses that we may have incurred as an independent, stand-alone company for the periods presented.

Company overview

The Match Group, Inc. consists of our North America dating business (which includes brands such as Match, OkCupid, Tinder, OurTime, BlackPeopleMeet and other dating brands operating within the United States and Canada), our International dating business (which includes Meetic, Tinder's international operations, Twoo, FriendScout24 and all other dating brands operating outside of the United States and Canada) and our non-dating business, The Princeton Review.

Through the brands within our dating business, we are a leading provider of membership-based and ad-supported dating products servicing North America, Western Europe and other select countries around the world. We provide these services through websites and applications that we own and operate.

The non-dating business consists of The Princeton Review, which provides a variety of educational test preparation, academic tutoring and college counseling services.

Note 2—Summary of significant accounting policies

Accounting for investments

Investments in the common stock or in-substance common stock of entities in which the Company does not have the ability to exercise significant influence over the operating and financial matters of the investee are accounted for using the cost method. Investments in companies that the Company does not control, which are not in the form of common stock or in-substance common stock, are also accounted for using the cost method. The Company evaluates each cost method investment for impairment on a quarterly basis and recognizes an impairment loss if a decline in value is determined to be other-than-temporary. Such impairment evaluations include, but are not limited to: the current business environment, including competition; going concern considerations such as financial condition and the rate at which the investee utilizes cash and the investee's ability to obtain additional financing to achieve its business plan; the need for changes to the investee's existing business model due to changing business and regulatory environments and its ability to successfully implement necessary changes; and comparable valuations. If the Company has not identified events or changes in circumstances that may have a significant adverse effect on the fair value of a cost method investment, then the fair value of such cost method investment is not estimated, as it is impracticable to do so.

Accounting estimates

Management of the Company is required to make certain estimates, judgments and assumptions during the preparation of its combined financial statements in accordance with GAAP. These estimates, judgments and assumptions impact the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates and judgments including those related to: the recoverability of goodwill and indefinite-lived intangible assets; the useful lives and recovery of definite-lived intangible assets and property and equipment; the fair value of long-term investments; the carrying value of accounts receivable, including the determination of the allowance for doubtful accounts and revenue reserves; the fair value of acquisition-related contingent consideration; the liabilities for uncertain tax positions; the valuation allowance for deferred income tax assets; and the fair value of and forfeiture rates for stock-based awards, among others. The Company bases its estimates and judgments on historical experience, its forecasts and budgets and other factors that the Company considers relevant.

Revenue recognition

Substantially all of the Company's Dating revenue is derived directly from users in the form of recurring membership fees.

Membership revenue is presented net of credits and credit card chargebacks. Revenue recognition occurs ratably over the terms of the applicable membership, which primarily range from one to six months, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted), the fees are fixed or determinable, and collection is reasonably assured. Members pay in advance, primarily by using a credit card, and, subject to certain conditions identified in our terms and conditions, all purchases are final and nonrefundable. Fees collected in advance for memberships are deferred and recognized as revenue using the straight-line method over the terms of the applicable membership period. Deferred revenue at the dating business is $116.5 million and $117.9 million at December 31, 2013 and 2014, respectively. The Company also earns revenue from online advertising, the purchase of á la carte features and offline events. Online advertising revenue is recognized every time an ad is displayed. Revenue from the purchase of á la carte features is recognized based on usage. Revenue and the related expenses associated with offline events are recognized when each event occurs.

Non-dating revenue consists primarily of fees received for in-person and online test preparation classes, access to online test preparation materials and individual tutoring services. Fees from classes and access to online materials are recognized over the period of the course and the period of the online access, respectively. Tutoring fees are generally collected in the form of membership fees that entitle the member to a certain number of tutoring sessions over a certain period of time. These fees are recognized over the term of the membership based on usage. Deferred revenue at the non-dating business is $3.5 million and $18.0 million at December 31, 2013 and 2014, respectively.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments, with maturities of less than 91 days from the date of purchase. Internationally, cash equivalents primarily consist of AAA rated money market funds and time deposits.

Accounts receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts and revenue reserves. Accounts receivable outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the specific customer's ability to pay its obligation to the Company and the condition of the general economy and the customer's industry. The Company writes off accounts receivable when they become uncollectible. The Company also maintains allowances to reserve for potential credits issued to customers or other revenue adjustments. The amounts of these reserves are based, in part, on historical experience.

Property and equipment

Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Asset category	Estimated useful lives

Computer equipment and capitalized software	2 to 3 years
Furniture and other equipment	5 years
Leasehold improvements	6 to 7 years

The Company capitalizes certain internal use software costs including external direct costs utilized in developing or obtaining the software and compensation for personnel directly associated with the development of the software. Capitalization of such costs begins when the preliminary project stage is complete and ceases when the project is substantially complete and ready for its intended purpose. The net book value of capitalized internal use software is $16.2 million and $20.9 million at December 31, 2013 and 2014, respectively.

Business combinations

The purchase price of each acquisition is attributed to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. The fair value of these intangible assets is based on detailed valuations that use information and assumptions provided by management. The excess purchase price over the net tangible and identifiable intangible assets is recorded as goodwill.

In connection with some business combinations, the Company has entered into contingent consideration arrangements that are determined to be part of the purchase price. Each of these arrangements is initially recorded at its fair value at the time of the acquisition and reflected at current fair value for each subsequent reporting period thereafter until settled. The contingent consideration arrangements are generally based upon earnings performance and/or operating metrics. The Company generally determines the fair value of contingent consideration using probability-weighted analyses over the period in which the obligation is expected to be settled, and, to the extent the arrangement is long-term in nature, applies a discount rate that appropriately captures the risk associated with the obligation. Significant changes in forecasted earnings or operating metrics would result in a significantly higher or lower fair value measurement. Determining fair value is inherently difficult and subjective and can have a material impact on our combined financial statements. The changes in the remeasured fair value of the contingent consideration arrangements each reporting period are recognized in "General and administrative expense" in the accompanying combined statement of operations. See Note 6 for a discussion of contingent consideration arrangements.

Goodwill and indefinite-lived intangible assets

The Company assesses goodwill and indefinite-lived intangible assets for impairment annually as of October 1, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value.

The Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company elects to perform a qualitative assessment and concludes it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further assessment of that reporting unit's goodwill is necessary; otherwise, the fair value of the reporting unit has to be determined and if the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. The Company also has the option to qualitatively assess whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If the Company elects to perform a qualitative assessment and concludes it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value, the fair value of the asset does not need to be determined; otherwise, the fair value of the indefinite-lived intangible asset has to be determined and if its carrying value exceeds its estimated fair value, an impairment loss equal to the excess is recorded.

The Company determines the fair value of its reporting units using both an income approach based on discounted cash flows ("DCF") and a market approach based on a multiple of earnings. Determining fair value requires the exercise of significant judgment with respect to several items, including the amount and timing of expected future cash flows and appropriate discount rates. The expected cash flows used in the DCF analyses are based on the Company's most recent budget and, for years beyond the budget, the Company's estimates, which are based, in part, on forecasted growth rates. The discount rates used in the DCF analyses reflects the risk inherent in the expected future cash flows of the respective reporting units. Assumptions used in the DCF analyses, including the discount rate, are assessed annually based on each of the reporting unit's current results and forecast, as well as macroeconomic and industry specific factors. The discount rate used in the Company's annual goodwill impairment assessment was approximately 16% in 2014.

The Company determines the fair values of its indefinite-lived intangible assets using avoided royalty DCF analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company's trade names and trademarks. Assumptions used in the avoided royalty DCF analyses, including the discount rate and royalty rate, are assessed annually based on the actual and projected cash flows related to the asset, as well as macroeconomic and industry specific factors. The discount rates used in the Company's annual indefinite-lived impairment assessment ranged from 10% to 18% in 2013 and 10% to 20% in 2014, and the royalty rates used ranged from 3% to 7% in both 2013 and 2014.

There were no material impairment charges recorded in the three year period ended December 31, 2014.

Long-lived assets and intangible assets with definite lives

Long-lived assets, which consist of property and equipment and intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of definite-lived intangible assets is computed either on a straight-line basis or based on the pattern in which the economic benefits of the asset will be realized.

Fair value measurements

The Company categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

•
Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

•
Level 2: Other inputs which are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair values of the Company's Level 2 financial assets are primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case an average market price is used.

•
Level 3: Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities. See Note 6 for a discussion of fair value measurements made using Level 3 inputs.

The Company's non-financial assets, such as goodwill, intangible assets and property and equipment, as well as cost method investments, are adjusted to fair value only when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Advertising costs

Advertising costs are expensed in the period incurred (when the advertisement first runs for production costs that are initially capitalized) and represent online marketing, including fees paid to search engines, offline marketing, which is primarily television advertising and partner-related payments to those who direct traffic to our websites. Advertising expense is $287.0 million, $297.5 million and $309.4 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Legal costs

Legal costs are expensed as incurred.

Income taxes

The Match Group, Inc. is a member of IAC's consolidated federal and state income tax returns. In all periods presented, current and deferred income tax expense has been computed for The Match Group, Inc. on an as if stand-alone, separate return basis.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

Foreign currency translation and transaction gains and losses

The financial position and operating results of foreign entities whose primary economic environment is based on their local currency are combined using the local currency as the functional currency. These local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated other comprehensive income as a component of shareholders' equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in the combined statement of operations as a component of other income (expense), net.

Stock-based compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is generally expensed over the requisite service period. See Note 8 for a discussion of stock-based compensation plans.

Redeemable noncontrolling interests

Noncontrolling interests in the combined subsidiaries of the Company should ordinarily be reported on the combined balance sheet within shareholder equity, separately from the Company's equity. However, securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of shareholder equity. Accordingly, if redemption of the noncontrolling interests is outside the control of the Company, the interests are included outside of shareholder equity in the accompanying combined balance sheet.

In connection with the acquisition of certain subsidiaries, current and former senior management of these businesses has retained an ownership interest. The Company is party to fair value put and call arrangements with respect to these interests. These put and call arrangements allow management of these businesses to require the Company to purchase these interests or allow the Company to acquire such interests at fair value, respectively. The put arrangements do not meet the definition of a derivative instrument as the put agreements do not provide for net settlement. No put and call arrangements were exercised during 2012 and 2014. During 2013, one of these arrangements was exercised. These put arrangements are exercisable by the counter-party outside the control of the Company. Accordingly, to the extent that the fair value of these interests exceeds the value determined by normal noncontrolling interest accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to invested capital. During 2012, there were no fair value adjustments recorded. During the years ended December 31, 2013 and 2014, the Company recorded adjustments of $19.3 million and $21.1 million, respectively, to increase these interests to fair value. Fair value determinations require high levels of judgment and are based on various valuation techniques, including market comparables and discounted cash flow projections.

Certain risks and concentrations

The Company's business is subject to certain risks and concentrations including dependence on third-party technology providers, exposure to risks associated with online commerce security and credit card fraud.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents. Cash and cash equivalents are principally maintained with international financial institutions that are not covered by deposit insurance.

Recent accounting pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and develops a common standard for all industries. In July 2015, the FASB decided to defer the effective date for annual reporting periods beginning after December 15, 2017. Early adoption is permitted beginning on the original effective date of December 15, 2016. Upon adoption, ASU No. 2014-09 may either be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently evaluating the new guidance and has not yet determined whether the adoption of the new standard will have a material impact on its combined financial statements or the method and timing of adoption.

Note 3—Income taxes

The Match Group, Inc. is a member of IAC's consolidated federal and state income tax returns. In all periods presented, current income tax provision and deferred income tax benefit have been computed for The Match Group, Inc. on an as if stand-alone, separate return basis. The Match Group, Inc.'s payments to IAC for its share of IAC's consolidated federal and state tax return liabilities have been reflected within cash flows from operating activities in the accompanying combined statements of cash flows.

U.S. and foreign earnings before income taxes and noncontrolling interests are as follows:

	Years ended December 31,
	2012	2013	2014

	(In thousands)
U.S.	$128,746	$152,645	$147,210
Foreign	20,967	34,598	68,426

Total	$149,713	$187,243	$215,636

The components of the provision for income taxes are as follows:

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Current income tax provision:
Federal	$44,651	$49,140	$53,579
State	3,718	3,856	6,045
Foreign	14,353	11,271	13,557

Current income tax provision	62,722	64,267	73,181

Deferred income tax provision (benefit):
Federal	3,550	722	(4,188)
State	158	197	(159)
Foreign	(6,998)	(4,570)	(1,557)

Deferred income tax benefit	(3,290)	(3,651)	(5,904)

Income tax provision	$59,432	$60,616	$67,277

The current income tax payable was reduced by $8.4 million, $10.8 million and $5.3 million for the years ended December 31, 2012, 2013 and 2014, respectively, for excess tax deductions attributable to stock-based compensation. The related income tax benefits are recorded as increases to invested capital.

The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below. The valuation allowance is primarily related to deferred tax assets for net operating losses.

	December 31,
	2013	2014

	(In thousands)
Deferred tax assets:
Accrued expenses	$5,772	$6,936
Net operating loss carryforwards	31,985	32,147
Stock-based compensation	7,524	13,142
Fair value investments	2,936	3,708
Other	4,450	3,172

Total deferred tax assets	52,667	59,105
Less valuation allowance	(23,202)	(24,805)

Net deferred tax assets	29,465	34,300

Deferred tax liabilities:
Intangible and other assets	(67,554)	(69,131)
Other	(4,682)	(6,028)

Total deferred tax liabilities	(72,236)	(75,159)

Net deferred tax liabilities	$(42,771)	$(40,859)

At December 31, 2014, the Company has federal and state net operating losses ("NOLs") of $24.4 million and $8.3 million, respectively. If not utilized, the federal NOLs will expire at various times between 2031 and 2034, and the state NOLs will expire at various times between 2015 and 2034. Utilization of federal and state NOLs will be subject to limitations under Section 382 of the Internal Revenue Code, and applicable state law. At December 31, 2014, the Company has foreign NOLs of $78.3 million available to offset future income. Of these foreign NOLs, $75.4 million can be carried forward indefinitely and $2.9 million will expire at various times between 2015 and 2034. During 2014, the Company recognized tax benefits related to NOLs of $0.8 million.

During 2014, the Company's valuation allowance increased by $1.6 million primarily due to an increase in federal NOLs. At December 31, 2014, the Company has a valuation allowance of $24.8 million related to the portion of NOLs and other items for which it is more likely than not that the tax benefit will not be realized.

A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes is shown as follows:

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Income tax provision at the federal statutory rate of 35%	$52,400	$65,535	$75,472
Change in tax reserves, net	1,970	(4,524)	(283)
State income taxes, net of effect of federal tax benefit	2,433	2,814	3,826
Foreign income taxed at a different statutory rate	(205)	(976)	(975)
Non-taxable contingent consideration fair value adjustments	—	—	(4,439)
Non-taxable foreign currency exchange gains	—	—	(4,107)
Non-deductible impairment of long-term marketable security	3,040	—	—
Other, net	(206)	(2,233)	(2,217)

Income tax provision	$59,432	$60,616	$67,277

No income taxes have been provided on indefinitely reinvested earnings of certain foreign subsidiaries aggregating $360.8 million at December 31, 2014. The estimated amount of the unrecognized deferred income tax liability with respect to such earnings would be $66.0 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows:

	December 31,
	2012	2013	2014

	(In thousands)
Balance at January 1	$12,833	$16,788	$11,215
Additions based on tax positions related to the current year	1,780	1,188	201
Additions for tax positions of prior years	2,517	665	490
Reductions for tax positions of prior years	(14)	(12)	(60)
Settlements	(328)	(4,724)	—
Expiration of applicable statute of limitations	—	(2,690)	(911)

Balance at December 31	$16,788	$11,215	$10,935

The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in the income tax provision. At both December 31, 2013 and 2014, the Company has accrued $1.2 million, respectively, for the payment of interest. At December 31, 2013 and 2014, the Company has accrued $2.3 million and $2.4 million, respectively, for penalties.

The Match Group, Inc. is routinely under audit by federal, state, local and foreign authorities in the area of income tax as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service is currently auditing IAC's federal income tax returns for the years ended December 31, 2010 through 2012, which includes the operations of The Match Group, Inc. Various other jurisdictions are open to examination for various tax years beginning with 2006. Income taxes payable include reserves considered sufficient to pay assessments that may result from examination of prior year tax returns. Changes to reserves from period to period and differences between amounts paid, if any, upon the resolution of audits and amounts previously provided may be material. Differences between the reserves for income tax contingencies and the amounts owed by the Company are recorded in the period they become known.

At December 31, 2013 and 2014, unrecognized tax benefits, including interest, are $12.4 million and $12.1 million, respectively. Included in unrecognized tax benefits at December 31, 2013 and 2014, is approximately $0.5 million and $0.7 million, respectively, for tax positions included in IAC's consolidated tax return filings. Unrecognized tax benefits, including interest, for the year ended December 31, 2014 decreased by $0.3 million due principally to foreign statute expirations. If unrecognized tax benefits at December 31, 2014 are subsequently recognized, $11.8 million, net of related deferred tax assets and interest, would reduce income tax expense. The comparable amount as of December 31, 2013 is $12.0 million. The Company believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $1.2 million by December 31, 2015, primarily due to expirations of statutes of limitations.

Note 4—Goodwill and intangible assets

Goodwill and intangible assets, net are as follows:

	December 31,
	2013	2014

	(In thousands)
Goodwill	$767,746	$793,763
Intangible assets with indefinite lives	167,543	180,558
Intangible assets with definite lives, net	11,819	27,055

Total goodwill and intangible assets, net	$947,108	$1,001,376

The following table presents the balance of goodwill, including the changes in the carrying value of goodwill, for the year ended December 31, 2013:

	Balance at December 31, 2012	Additions	(Deductions)	Foreign exchange translation	Balance at December 31, 2013

	(In thousands)
Dating	$683,708	$62,419	$—	$4,878	$751,005
Non-dating	27,535	45	(10,839)	—	16,741

The Match Group, Inc.	$711,243	$62,464	$(10,839)	$4,878	$767,746

Additions primarily relate to the acquisition of Twoo. Deductions primarily relate to the establishment of a deferred tax asset related to Tutor.com's pre-acquisition net operating losses.

The following table presents the balance of goodwill, including the changes in the carrying value of goodwill, for the year ended December 31, 2014:

	Balance at December 31, 2013	Additions	(Deductions)	Foreign exchange translation	Balance at December 31, 2014

	(In thousands)
Dating	$751,005	$12,371	$(350)	$(44,897)	$718,129
Non-dating	16,741	60,462	(1,581)	12	75,634

The Match Group, Inc.	$767,746	$72,833	$(1,931)	$(44,885)	$793,763

Additions primarily relate to the acquisition of The Princeton Review.

Intangible assets with indefinite lives are trade names and trademarks acquired in various acquisitions. At December 31, 2013, intangible assets with definite lives are as follows:

	Gross carrying amount	Accumulated amortization	Net	Weighted-average useful life (years)

	(dollars in thousands)
Customer lists	$15,068	$(7,037)	$8,031	3.2
Technology	4,679	(2,326)	2,353	3.0
Trade names	2,679	(1,244)	1,435	2.4

Total	$22,426	$(10,607)	$11,819	3.0

At December 31, 2014, intangible assets with definite lives are as follows:

	Gross carrying amount	Accumulated amortization	Net	Weighted-average useful life (years)

	(dollars in thousands)
Customer lists	$19,060	$(10,797)	$8,263	2.9
Content	9,802	(1,024)	8,778	4.0
Trade names	8,627	(3,001)	5,626	2.8
Technology	5,390	(2,744)	2,646	2.5
Franchise rights and other	2,000	(258)	1,742	4.8

Total	$44,879	$(17,824)	$27,055	3.1

At December 31, 2014, amortization of intangible assets with definite lives for each of the next five years is estimated to be as follows:

Years ending December 31,	(In thousands)

2015	$12,312
2016	6,981
2017	5,504
2018	1,931
2019	327

Total	$27,055

Note 5—Long-term investments

Long-term investments consist of:

	December 31,
	2013	2014

	(In thousands)
Cost method investments	$51,033	$55,569
Long-term marketable equity security	9,360	7,410

Total long-term investments	$60,393	$62,979

Investment in Zhenai, Inc.

The Company has a 20% interest in the voting common stock of Zhenai Inc. ("Zhenai"), a leading provider of online dating and matchmaking services in China. Our voting power is limited by a shareholders agreement. In light of this limitation and the significance of our interest relative to other shareholders, we do not have the ability to exercise significant influence over the operating and financial matters of Zhenai and this investment is accounted for as a cost method investment.

Long-term marketable equity security

The cost basis of the Company's long-term marketable equity security at December 31, 2013 and 2014 is $8.7 million, with a gross unrealized gain of $0.7 million and a gross unrealized loss of $1.2 million at December 31, 2013 and 2014, respectively, which are included in "Accumulated other comprehensive loss" in the accompanying combined balance sheet. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss. Based on the duration, less than two months, of the unrealized loss and the Company's ability and intent to hold this security for a reasonable period of time sufficient for an expected recovery of fair value, the Company does not consider the security to be other-than-temporarily impaired at December 31, 2014. In 2012, the Company recorded an $8.7 million other-than-temporary impairment charge related to its security that was in a continuous unrealized loss position for more than one year, based on the Company's evaluation of the near-term prospects of the issuer in relation to the severity (fair value was 50 percent less than cost) and duration of the unrealized loss. The impairment charge is included in "Other (expense) income, net" in the accompanying combined statement of operations.

Note 6—Fair value measurements and financial instruments

The following tables present the Company's financial instruments that are measured at fair value on a recurring basis:

	December 31, 2013
	Quoted market prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total fair value measurements

	(In thousands)
Assets:
Cash equivalents:
Money market funds	$70,290	$—	$—	$70,290
Time deposits	—	171	—	171
Long-term investments:
Marketable equity security	9,360	—	—	9,360

Total	$79,650	$171	$—	$79,821

Liabilities:
Contingent consideration arrangement	$—	$—	$(43,625)	$(43,625)

	December 31, 2014
	Quoted market prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total fair value measurements

	(In thousands)
Assets:
Cash equivalents:
Money market funds	$57,057	$—	$—	$57,057
Time deposits	—	13,405	—	13,405
Long-term investments:
Marketable equity security	7,410	—	—	7,410

Total	$64,467	$13,405	$—	$77,872

Liabilities:
Contingent consideration arrangements	$—	$—	$(20,615)	$(20,615)

The following table presents the changes in the Company's financial instruments that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	December 31,
	2013	2014
	Contingent consideration arrangement	Contingent consideration arrangements

	(In thousands)
Balance at January 1	$—	$(43,625)
Total net (losses) gains:
Included in earnings	(343)	13,962
Included in foreign currency translation adjustment	(2,445)	1,975
Fair value at date of acquisition	(40,837)	(300)
Settlements	—	7,373

Balance at December 31	$(43,625)	$(20,615)

There are no gains or losses included in earnings for the year ended December 31, 2012, relating to the Company's financial instruments that are measured at fair value on a recurring basis using significant unobservable inputs.

Contingent consideration arrangements

As of December 31, 2014, there are two contingent consideration arrangements related to business acquisitions. The maximum contingent payments related to these arrangements is $124.4 million and the fair value of these two arrangements at December 31, 2014 is $20.6 million. The contingent consideration arrangements are based upon earnings performance and/or operating metrics. The Company primarily uses probability-weighted analyses to determine the amount of the gross liability, and, to the extent the arrangement is long-term in nature, applies a discount rate, which captures the risks associated with the obligation. The number of scenarios in the probability-weighted analyses can vary; generally, more scenarios are prepared for longer duration and more complex arrangements.

The more significant of the two contingent consideration arrangements relates to the acquisition, on January 4, 2013, of Massive Media NV, which operates Twoo.com, a social discovery website that allows its users to meet new people. The Twoo.com contingent consideration arrangement is payable in three annual installments, which began in 2014. Payments are based upon EBITDA and number of monthly active users. The 2014 installment of $7.4 million was paid in the second quarter of 2014. The remaining aggregate amount of the 2015 and 2016 installment payments cannot exceed €77.9 million ($94.9 million at December 31, 2014). The estimate of the fair value for the Twoo.com remaining payments was determined using a probability weighted analysis that forecasted EBITDA and monthly active users based primarily on management's internal projections and strategic plans. The fair value of this arrangement is determined using a discount rate of 15%.

The fair values of the contingent consideration arrangements are sensitive to changes in the forecasts of earnings and/or the relevant operating metrics and changes in discount rates. The Company remeasures the fair value of the contingent consideration arrangements each reporting period, and changes are recognized in "General and administrative expense" in the accompanying combined statement of operations. The contingent consideration arrangement liability at December 31, 2014 includes a current portion of $10.3 million and non-current portion of $10.3 million, which are included in "Accrued expenses and other current liabilities" and "Other long-term liabilities," respectively, in the accompanying combined balance sheet.

Assets measured at fair value on a nonrecurring basis

The Company's non-financial assets, such as goodwill, intangible assets and property and equipment, as well as cost method investments, are adjusted to fair value only when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Note 7—Accumulated other comprehensive loss

The following tables present the components of accumulated other comprehensive loss:

	Year ended December 31, 2013
	Foreign currency translation adjustment	Unrealized gain on available- for-sale security	Accumulated other comprehensive (loss) income

	(In thousands)
Balance at January 1	$(20,948)	$—	$(20,948)
Other comprehensive income	3,858	702	4,560

Balance at December 31	$(17,090)	$702	$(16,388)

	Year ended December 31, 2014
	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale security	Accumulated other comprehensive loss

	(In thousands)
Balance at January 1	$(17,090)	$702	$(16,388)
Other comprehensive loss	(59,710)	(1,950)	(61,660)

Balance at December 31	$(76,800)	$(1,248)	$(78,048)

During the year ended December 31, 2012, $8.7 million in unrealized loss was reclassified out of accumulated other comprehensive loss into other income (expense). There were no unrealized gains and losses reclassified out of accumulated other comprehensive loss into earnings for the years ended December 31, 2013 and 2014. At December 31, 2013 and 2014, there was no tax benefit or provision on the accumulated other comprehensive loss.

Note 8—Stock-based compensation

The Match Group, Inc. currently has two active plans under which awards have been granted. These plans provide for the grant of non-qualified stock options to acquire shares of The Match Group, Inc. common stock, and stock appreciation rights. These plans authorize the Company to grant awards to its employees, officers, directors and consultants. At December 31, 2014, there are 1.8 million shares available for grant under the Company's stock-based compensation plans.

Prior to the offering, the options to acquire shares of The Match Group, Inc. common stock are settlable for shares of IAC common stock having a value equal to the difference between the option exercise price and the fair market value of a share of The Match Group, Inc. common stock. Upon completion of the offering, the options to acquire shares of The Match Group, Inc. common stock will be adjusted in accordance with their terms to provide that the awards are exercisable for shares of The Match Group, Inc. common stock.

The plans were adopted in 2009 and 2014, have a stated term of ten years, and provide that the exercise price of stock options granted will not be less than the fair value of the Company's common stock on the grant date. The plans do not specify grant dates or vesting schedules of awards as those determinations have been delegated to the Compensation and Human Resources Committee of IAC's Board of Directors (the "Committee"). Each grant agreement reflects the vesting schedule for that particular grant as determined by the Committee. Broad-based stock option awards issued to date have generally vested in two equal annual installments over a three-year period.

The amount of stock-based compensation expense recognized in the combined statement of operations is reduced by estimated forfeitures, as the expense recorded is based on awards that are ultimately expected to vest. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate. At December 31, 2014, there is $32.0 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2 years.

The total income tax benefit recognized in the accompanying combined statement of operations for the years ended December 31, 2012, 2013 and 2014 related to stock-based compensation is $4.9 million, $4.1 million and $7.9 million, respectively.

Stock options

Stock options outstanding at December 31, 2014 and changes during the year ended December 31, 2014 is as follows:

	December 31, 2014
	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

	(Shares and intrinsic value in thousands)
Outstanding at January 1, 2014	287	$190.00
Granted	351	325.06
Exercised	(51)	111.24
Forfeited	(2)	319.76

Outstanding at December 31, 2014	585	$277.62	7.3	$68,010

Options exercisable	224	$233.30	5.3	$38,187

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the per share price of The Match Group, Inc. at the last date of grant and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount changes based on the fair value of The Match Group, Inc. common stock. The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2013 and 2014 is $23.9 million, $34.7 million and $10.7 million, respectively.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2014:

	Options outstanding			Options exercisable
Range of exercise prices	Outstanding at December 31, 2014	Weighted- average remaining contractual life in years	Weighted- average exercise price	Exercisable at December 31, 2014	Weighted- average remaining contractual life in years	Weighted- average exercise price

	(Shares in thousands)
$50.01 to $150.00	32	5.1	$118.56	32	5.1	$118.56
$150.01 to $250.00	203	4.4	221.09	144	4.1	214.28
$250.01 to $350.00	325	9.1	319.76	48	9.1	319.76
$350.01 to $450.00	25	9.8	393.90	—	—	—

	585	7.3	$277.62	224	5.3	$223.30

The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates various assumptions, including expected volatility and expected term. Prior to 2014, expected stock price volatilities were estimated based on historical stock price volatilities of peer companies that were chosen on the basis of their similarity to the Company in terms of consumer use, monetization model, margin and growth characteristics and brand strength. At the beginning of 2014 the Company concluded that the most relevant reference point for determining volatility was IAC's historical volatility as a result of the Company representing a large percentage of the overall value of IAC. The risk-free interest rates are based on U.S. Treasuries with comparable terms as the awards, in effect at the grant date. Expected term is based upon the mid-point of the first and last windows for exercise. No dividends have been assumed. The following are the weighted average assumptions used in the Black-Scholes option pricing model:

	Years ended December 31,
	2012	2013	2014

Expected volatility	47%	41%	29%
Risk-free interest rate	0.5%	0.8%	1.3%
Expected term	3.7 years	4.2 years	4.2 years
Dividend yield	—%	—%	—%

Approximately 0.2 million, less than 0.1 million and 0.4 million stock options were granted by the Company during the years ended December 31, 2012, 2013 and 2014, respectively. The weighted average fair value of stock options granted during the years ended December 31, 2012, 2013 and 2014 with exercise prices equal to the fair value of The Match Group, Inc. common stock on the date of grant are $79.73, $79.57 and $83.24, respectively. There are no stock options issued during the years ended December 31, 2012, 2013 and 2014 with exercise prices greater than the fair value of The Match Group, Inc. common stock on the date of grant.

There was no cash received from stock option exercises as the stock options were net settled in IAC's common stock.

Equity instruments denominated in the shares of certain subsidiaries

IAC has granted stock options in certain subsidiaries within The Match Group, Inc. to certain employees. These equity awards vest over a period of years, which is typically four years. The value of the stock options is tied to the value of the common stock of the entity, with the equity awards management receives as a whole generally representing a small minority of the total common stock outstanding. Accordingly, these interests only have value to the extent the fair value of the relevant business appreciates in value above the initial fair value utilized to determine the exercise price. These stock options can have significant value in the event of significant appreciation. The interests are ultimately settled in IAC common stock at various dates through 2021. The expense associated with these equity awards is initially measured at fair value at the grant date and is expensed as stock-based compensation over the vesting term. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option-pricing model. The aggregate number of IAC common shares that would be required to settle these interests at current estimated fair values, including vested and unvested interests, at December 31, 2014 is 3.8 million shares; of this amount 1.5 million shares relate to vested awards and 2.2 million shares relate to unvested awards. The comparable amount at December 31, 2013 is 0.8 million shares; of this amount less than 0.1 million shares relate to vested awards and 0.7 million shares relate to unvested awards.

IAC denominated stock options

Approximately 0.6 million and 0.1 million IAC stock options were granted by IAC to employees of The Match Group, Inc. during the years ended December 31, 2012 and 2013, respectively. There were no IAC stock options granted by IAC to employees of The Match Group, Inc. for the year ended December 31, 2014. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option-pricing model. IAC stock options are granted with exercise prices at least equal to the fair value on the date of grant, vest ratably in annual installments over a four year period and expire ten years from the date of grant.

In December 2013, IAC's former Chief Executive Officer (the "Executive") became Chairman of The Match Group LLC; in connection with the Executive's compensation arrangement, the Executive exercised 0.5 million IAC stock options, which were settled by IAC for $9.2 million in cash. In January 2014, a portion of the Executive's outstanding IAC stock options were canceled and replaced with equity denominated in The Match Group, Inc. and equity denominated in certain subsidiaries within The Match Group, Inc. and Match Group LLC. The incremental expense associated with this modification is $7.4 million.

IAC denominated restricted stock units ("RSUs")

Approximately less than 0.1 million and 0.1 million IAC RSUs were granted by IAC to employees of The Match Group, Inc. during the years ended December 31, 2012 and 2013, respectively. There were no IAC RSUs granted by IAC to employees of The Match Group, Inc. for the year ended December 31, 2014. RSUs are awards in the form of phantom shares, denominated in a hypothetical equivalent number of shares of IAC common stock and with the value of each RSU equal to the fair value of IAC common stock at the date of grant. RSUs may be settled in cash, stock or both, as determined by the Committee at the time of grant. Each RSU grant is subject to service-based vesting, where a specific period of continued employment must pass before an award vests.

Note 9—Segment information

The Company has two operating segments, Dating and Non-dating, which are also the Company's two reportable segments. Each segment manager reports to the Company's Chairman. The Company's Chairman, who is the chief operating decision maker, allocates resources and assesses performance at the segment level. Our Dating segment provides dating products and the Company's Non-dating segment provides a variety of education services including test preparation, academic tutoring and college counseling services.

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Revenue:
Dating	$713,449	$788,197	$836,458
Non-dating	—	14,892	51,810

Total	$713,449	$803,089	$888,268

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Operating Income (Loss):
Dating	$187,106	$230,273	$253,725
Non-dating	(476)	(8,940)	(25,158)

Total	$186,630	$221,333	$228,567

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Adjusted EBITDA:(a)
Dating	$236,939	$277,463	$289,287
Non-dating	(449)	(6,232)	(15,839)

Total	$236,490	$271,231	$273,448

	December 31,
	2013	2014

	(In thousands)
Segment Assets:(b)
Dating	$337,591	$277,260
Non-dating	7,423	29,398

Total	$345,014	$306,658

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Capital expenditures:
Dating	$19,853	$19,587	$19,734
Non-dating	—	220	2,059

Total	$19,853	$19,807	$21,793

(a)    The Company's primary financial measure is Adjusted EBITDA, which is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of (i) amortization of intangible assets and impairments of goodwill and intangible assets and (ii) gains and losses recognized on changes in the fair value of contingent consideration arrangements. The Company believes this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, and we believe that by excluding these items, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business, from which capital investments are made and debt is serviced. Adjusted EBITDA has certain limitations in that it does not take into account the impact to The Match Group, Inc. statement of operations of certain expenses.

(b)   Consistent with the Company's primary metric (described in (a) above), the Company excludes, if applicable, goodwill and intangible assets from the measure of segment assets presented above.

Revenue by geography is based on where the customer is located. Geographic information about revenue and long-lived assets is presented below:

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Revenue
United States	$460,321	$516,589	$578,139
All other countries	253,128	286,500	310,129

Total	$713,449	$803,089	$888,268

The only country, other than the United States, with greater than 10 percent of total revenue for the years ended December 31, 2012 and 2013, is France with $75.6 million and $81.4 million, respectively. The United States is the only country whose revenue is greater than 10 percent of total revenue for the year ended December 31, 2014.

	December 31,
	2013	2014

	(In thousands)
Long-lived assets (excluding goodwill and intangible assets)
United States	$16,249	$25,436
All other countries	18,841	17,561

Total	$35,090	$42,997

The only country, other than the United States, with greater than 10 percent of total long-lived assets (excluding goodwill and intangible assets), is France with $16.3 million and $14.5 million as of December 31, 2013 and 2014, respectively.

The following tables reconcile Adjusted EBITDA to operating income (loss) for the Company's reportable segments and to total net earnings attributable to The Match Group, Inc. shareholder for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31, 2012
	Adjusted EBITDA	Stock-based compensation	Depreciation	Amortization of intangibles	Operating income (loss)

	(In thousands)
Dating	$236,939	$(16,037)	$(16,341)	$(17,455)	$187,106
Non-dating	(449)	(27)	—	—	(476)

Total	$236,490	$(16,064)	$(16,341)	$(17,455)	186,630

Interest expense—related party					(29,489)
Other expense, net					(7,428)

Earnings before income taxes					149,713
Income tax provision					(59,432)

Net earnings					90,281
Net earnings attributable to noncontrolling interests					(4,606)

Net earnings attributable to The Match Group, Inc. shareholder					$85,675

	Year ended December 31, 2013
	Adjusted EBITDA	Stock-based compensation	Depreciation	Amortization of intangibles	Acquisition- related contingent consideration fair value adjustments	Operating income (loss)

	(In thousands)
Dating	$277,463	$(11,718)	$(19,991)	$(15,138)	$(343)	$230,273
Non-dating	(6,232)	(510)	(211)	(1,987)	—	(8,940)

Total	$271,231	$(12,228)	$(20,202)	$(17,125)	$(343)	221,333

Interest expense—related party						(34,307)
Other income, net						217

Earnings before income taxes						187,243
Income tax provision						(60,616)

Net earnings						126,627
Net earnings attributable to noncontrolling interests						(1,624)

Net earnings attributable to The Match Group, Inc. shareholder						$125,003

	Year ended December 31, 2014
	Adjusted EBITDA	Stock-based compensation	Depreciation	Amortization of intangibles	Acquisition- related contingent consideration fair value adjustments	Operating income (loss)

	(In thousands)
Dating	$289,287	$(19,543)	$(21,502)	$(7,429)	$12,912	$253,725
Non-dating	(15,839)	(1,308)	(4,045)	(3,966)	—	(25,158)

Total	$273,448	$(20,851)	$(25,547)	$(11,395)	$12,912	228,567

Interest expense—related party						(25,541)
Other income, net						12,610

Earnings before income taxes						215,636
Income tax provision						(67,277)

Net earnings						148,359
Net earnings attributable to noncontrolling interests						(595)

Net earnings attributable to The Match Group, Inc. shareholder						$147,764

The following tables reconcile segment assets to total assets:

	December 31, 2013
	Segment assets	Goodwill	Indefinite-lived intangible assets	Definite-lived intangible assets	Total assets

	(In thousands)
Dating	$337,591	$751,005	$162,344	5,405	$1,256,345
Non-dating	7,423	16,741	5,199	6,414	35,777

Total	$345,014	$767,746	$167,543	$11,819	$1,292,122

	December 31, 2014
	Segment assets	Goodwill	Indefinite-lived intangible assets	Definite-lived intangible assets	Total assets

	(In thousands)
Dating	$277,260	$718,129	$156,658	$6,706	$1,158,753
Non-dating	29,398	75,634	23,900	20,349	149,281

Total	$306,658	$793,763	$180,558	$27,055	$1,308,034

Note 10—Commitments

The Company leases office space, data center facilities and equipment used in connection with its operations under various operating leases, many of which contain escalation clauses. In addition, future minimum lease payments include The Match Group, Inc.'s allocable share of an IAC data center lease.

Future minimum payments under operating lease agreements are as follows:

Years ending december 31,	(In thousands)

2015	$12,376
2016	11,195
2017	7,586
2018	6,417
2019	4,676
Thereafter	6,393

Total	$48,643

Expenses charged to operations under these agreements are $8.3 million, $10.9 million and $14.7 million for the years ended December 31, 2012, 2013 and 2014, respectively. In addition, rent expense charged to The Match Group, Inc. by IAC, for which no minimum payments are required, totaled $0.3 million, $0.5 million and $0.9 million in the years ended December 31, 2012, 2013 and 2014, respectively.

The Company also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events as follows:

Amount of commitment expiration per period
Less than 1 Year

(In thousands)
Purchase obligations	$8,647
Surety bonds	245

Total commercial commitments	$8,892

The purchase obligations primarily include advertising commitments, which commitments are reducible or terminable such that these commitments can never exceed associated revenue by a meaningful amount.

Amounts due under the contingent consideration arrangements described in Note 6 are excluded from the commercial commitments table above.

Note 11—Contingencies

In the ordinary course of business, the Company is a party to various lawsuits. The Company establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where we believe an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against us, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of the Company, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. The Company also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations, or financial condition of the Company. See Note 3 for additional information related to income tax contingencies.

Note 12—Supplemental cash flow information

Supplemental disclosure of non-cash transactions for 2013

The consideration for the acquisition of Twoo on January 4, 2013 includes a contingent consideration arrangement, which is described in Note 6.

Supplemental disclosure of cash flow information:

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Cash paid (received) during the year for:
Interest	$2,609	$2,928	$7,017
Income tax payments, including amounts paid to IAC for The Match Group, Inc.'s share of IAC's consolidated tax liability	48,989	60,107	68,905
Income tax refunds	(1,372)	(647)	(3,826)

Note 13—Related party transactions

The Match Group, Inc.'s combined statement of operations includes allocations of general and administrative costs, including stock-based compensation expense, related to IAC's accounting, treasury, legal, tax, corporate support and internal audit functions. These allocations were based on The Match Group, Inc.'s revenue as a percentage of IAC's total revenue. Allocated general and administrative costs, inclusive of stock-based compensation expense, were $6.3 million, $6.2 million and $6.6 million, in 2012, 2013 and 2014, respectively, and are included in "General and administrative expense" in the accompanying combined statement of operations. It is not practicable to determine the actual expenses that would have been incurred for these services had The Match Group, Inc. operated as a stand-alone entity. Management considers the allocation method to be reasonable.

The portion of interest income reflected in the combined statements of operations that is intercompany in nature, was $1.3 million, $1.2 million and $2.1 million for the years ended December 31, 2012, 2013 and 2014, respectively, and is included in "Interest expense, net" in the table below.

The following table summarizes the components of the net decrease (increase) in IAC/InterActiveCorp's investment in The Match Group, Inc. for the year ended December 31, 2012, 2013 and 2014:

	December 31,
	2012	2013	2014

	(In thousands)
Cash transfers to IAC related to its centrally managed U.S. treasury management function, acquisitions and cash expenses paid by IAC on behalf of The Match Group, Inc., net	$104,904	$59,216	$165,782
Taxes	(48,413)	(54,228)	(54,761)
Interest expense, net(a)	(23,422)	(29,737)	(12,936)
Allocation of general and administrative expense	(6,338)	(6,210)	(6,648)

Net decrease (increase) in IAC/InterActiveCorp's investment in The Match Group, Inc.	$26,731	$(30,959)	$91,437

(a)    Interest expense on long-term debt—related party is not included.

Long-term debt—related party

Long-term debt—related party consists of:

	December 31, 2013		December 31, 2014
	Carrying value	Fair value	Carrying value	Fair value

	(In thousands)
3.57% Notes; interest payable September 1, which commenced September 1, 2012	$79,000	$66,078	$79,000	$67,848
5.00% Note; interest payable December 15, which commenced December 15, 2014	—	—	64,586	69,101
5.90% Note; interest payable December 15, which commenced December 15, 2014	—	—	47,000	48,476

Total long-term debt—related party	$79,000	$66,078	$190,586	$185,425

On September 28, 2011, the Company, through a foreign subsidiary, Match.com Europe Limited, issued $94 million aggregate principal amount of 3.57% Notes. The notes were issued to three IAC foreign subsidiaries in connection with the financing of the acquisition of a controlling interest in Meetic in September 2011. In December 2011, the Company repaid $15 million leaving an outstanding balance of $79 million. The remaining notes are guaranteed by Match.com Pegasus Limited, a subsidiary of The Match Group, Inc. The notes are payable in three installments of $26.3 million that are each due on September 1, 2021, 2023 and 2026.

On April 8, 2014, Match.com Europe Limited and Match.com France Limited issued a €53 million ($64.6 million at December 31, 2014) 5.00% Note and a $47 million 5.90% Note, respectively. The 5.00% euro denominated note was issued to an IAC foreign subsidiary in connection with the financing of the purchase of the remaining publicly-traded shares of Meetic that took place in the first quarter of 2014. The note is due on December 15, 2021. The 5.90% Note was issued to an IAC foreign subsidiary with the proceeds being used to repay certain indebtedness that had been created in order to partially fund the acquisition of shares in Meetic. The note is due on December 15, 2021.

The fair value of the Company's long-term debt is estimated by discounting the future cash flows based on current market conditions.

Interest expense related to the long-term debt is included in "Interest expense—related party" in the accompanying combined statement of operations.

Long-term debt maturities are as follows:

(In thousands)

2021	$137,920
2023	26,333
2026	26,333

$190,586

Guarantee of IAC Senior Notes and revolving credit facility

On November 15, 2013 and December 21, 2012, IAC issued $500 million aggregate principal amount of 4.875% Senior Notes due November 30, 2018 ("2013 Senior Notes") and $500 million aggregate principal amount of 4.75% Senior Notes due December 15, 2022 ("2012 Senior Notes"), respectively. The 2013 and 2012 Senior Notes are unconditionally guaranteed by The Match Group, Inc. and certain of its domestic subsidiaries.

The indentures governing the 2013 and 2012 Senior Notes contain covenants that limit the ability of IAC's subsidiaries to, among other things, (i) incur indebtedness, make investments, or sell assets in the event IAC is not in compliance with the financial ratio set forth in the indenture, and (ii) incur liens, enter into agreements restricting our subsidiaries' ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of our assets. At December 31, 2014, IAC was in compliance with the financial ratio set forth in the indenture.

On December 21, 2012, IAC entered into a $300 million revolving credit facility, which expires on December 21, 2017. At December 31, 2014 and 2013, there are no outstanding borrowings under IAC's revolving credit facility. The revolving credit facility is unconditionally guaranteed by the same domestic subsidiaries that guarantee the 2013 and 2012 Senior Notes and is also secured by the stock of The Match Group, Inc. and certain of its domestic and foreign subsidiaries.

Note 14—Benefit plans

During the three-year period ended December 31, 2014, employees of The Match Group, Inc. were eligible to participate in a retirement savings plan sponsored by IAC or plan(s) sponsored by its subsidiaries in the United States that qualified under Section 401(k) of the Internal Revenue Code. Under the IAC Plan, participating employees may contribute up to 50% of their pre-tax earnings, but not more than statutory limits. The employer match under the IAC Plan is fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's eligible earnings. Matching contributions for these plans for the years ended December 31, 2012, 2013 and 2014 are $1.1 million, $1.2 million and $1.6 million, respectively. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the plan. An investment option in the plan is IAC common stock, but neither participant nor matching contributions are required to be invested in IAC common stock.

The Match Group, Inc. also has or participates in various benefit plans, principally defined contribution plans, for its international employees. The Match Group, Inc.'s contributions for these plans for the years ended December 31, 2012, 2013 and 2014 are $1.9 million, $2.3 million and $2.1 million, respectively.

Note 15—Combined financial statement details

	December 31,
	2013	2014

	(In thousands)
Other current assets:
Prepaid expenses	$9,282	$19,203
Deferred income taxes	6,457	5,925
Other	1,635	8,609

Other current assets	$17,374	$33,737

	December 31,
	2013	2014

	(In thousands)
Property and equipment, net:
Computer equipment and capitalized software	$66,952	$86,716
Leasehold improvements	9,134	9,624
Furniture and other equipment	1,903	3,441
Projects in progress	—	1,375

	77,989	101,156
Accumulated depreciation and amortization	(42,899)	(58,159)

Property and equipment, net	$35,090	$42,997

	December 31,
	2013	2014

	(In thousands)
Other non-current assets:
Restricted cash—funds held in escrow for Meetic tender offer	$71,512	$—
Deferred income taxes	50	1,017
Other	3,003	4,563

Other non-current assets	$74,565	$5,580

	December 31,
	2013	2014

	(In thousands)
Accrued expenses and other current liabilities:
Accrued employee compensation and benefits	$24,041	$28,791
Accrued advertising expense	18,900	18,187
Contingent consideration arrangements	7,082	10,321
Income taxes payable	972	2,738
Other	29,151	34,682

Accrued expenses and other current liabilities	$80,146	$94,719

	December 31,
	2013	2014

	(In thousands)
Other long-term liabilities:
Contingent consideration arrangements	$36,524	$10,294
Other	—	3,152

Other long-term liabilities	$36,524	$13,446

	Years ended December 31,
	2012	2013	2014

	(In thousands)
Other income (expense), net:
Foreign currency exchange gain related to Euro denominated long-term debt—related party	$—	$—	$8,307
Interest income	2,230	1,943	2,898
Foreign currency exchange (losses) gains, net	(973)	(1,737)	2,583
Other-than-temporary loss on marketable security	(8,685)	—	—
Other	—	11	(1,178)

Other (expense) income, net	$(7,428)	$217	$12,610

Note 16—Quarterly results (unaudited)

	Quarter ended March 31	Quarter ended June 30	Quarter ended September 30	Quarter ended December 31

	(In thousands)
Year Ended December 31, 2013
Revenue	$192,555	$197,468	$204,521	$208,545
Cost of revenue	20,164	20,827	21,700	23,254
Operating income	33,564	53,951	58,900	74,918
Net earnings	16,628	28,480	34,590	46,929
Net earnings attributable to The Match Group, Inc. shareholder	17,512	28,011	34,009	45,471
Year Ended December 31, 2014
Revenue	$209,785	$211,906	$227,581	$238,996
Cost of revenue	24,145	24,487	33,447	37,945
Operating income	40,696	57,465	62,868	67,538
Net earnings	19,848	29,102	51,059	48,350
Net earnings attributable to The Match Group, Inc. shareholder	19,718	28,925	50,844	48,277

Note 17—Subsequent events

On July 14, 2015, the Company announced that it had entered into a definitive agreement to purchase PlentyOfFish for $575 million in cash. The acquisition is expected to close in the fourth quarter of 2015.

On June 25, 2015, IAC announced that its Board of Directors approved the pursuit of an initial public offering (IPO) of newly-issued shares of common stock of The Match Group, Inc.

Schedule II

The Match Group, Inc. and Subsidiaries
Valuation and qualifying accounts

Description	Balance at beginning of period	Charges to earnings		Charges to other accounts		Deductions		Balance at end of period

	(In thousands)
2012
Allowance for doubtful accounts and revenue reserves	$119	$159	(1)	$2		$(40	)(4)	$240
Deferred tax valuation allowance	8,945	18,460	(2)	(3,030)	(3)	—		24,375
Other reserves	2,095							1,901
2013
Allowance for doubtful accounts and revenue reserves	$240	$86	(1)	$533		$(3)	(4)	$856
Deferred tax valuation allowance	24,375	(915)	(2)	(258)	(3)	—		23,202
Other reserves	1,901							2,203
2014
Allowance for doubtful accounts and revenue reserves	$856	$114	(1)	$384		$(221)	(4)	$1,133
Deferred tax valuation allowance	23,202	879	(5)	724	(6)	—		24,805
Other reserves	2,203							2,098

(1)    Additions to the allowance for doubtful accounts are charged to expense. Additions to the revenue reserves are charged against revenue.

(2)    Amount is primarily related to foreign net operating losses.

(3)    Amount is related to the decrease in unbenefited unrealized losses on a long-term marketable equity security included in accumulated other comprehensive loss.

(4)   Write-off of fully reserved accounts receivable.

(5)    Amount is primarily related to federal net operating losses.

(6)   Amount is related to the increase in unbenefited unrealized losses on a long-term marketable equity security included in accumulated other comprehensive loss.

                    shares

Common stock

Prospectus

J.P. Morgan	Allen & Company LLC

              , 2015

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                    , 2015, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows:

SEC registration fee	$	*
FINRA filing fee	$	*
Listing fees and expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Printing fees and expenses	$	*
Legal fees and expenses	$	*
Accounting expenses	$	*
Miscellaneous expenses	$	*

*      To be furnished by amendment.

Item 14.    Indemnification of directors and officers.

Limitation of personal liability of directors and indemnification

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person's service as a director, officer, employee or agent of the corporation, or such person's service, at the corporation's request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board of directors.

In addition, our certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors' and officers' insurance are useful to attract and retain qualified directors and executive officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.    Recent sales of unregistered securities.

During the prior three years and the six month period ended June 30, 2015, we granted certain of our directors, officers and employees the following options relating to shares of our common stock pursuant to equity incentive plans then in effect:

•
222,990 options with exercise prices ranging from $211.22 to $237.05 during the fiscal year ended December 31, 2012;

•
23,060 options with an exercise price $238.28 during the fiscal year ended December 31, 2013;

•
351,109 options with exercise prices ranging from $319.76 to $393.90 during the fiscal year ended December 31, 2014; and

•
362,750 options with an exercise price $403.78 during the six month period ended June 30, 2015.

Prior to this offering, these options were and are settlable in shares of common stock of IAC/InterActiveCorp. The number of options and exercise price for these options reflects information before giving effect to the adjustments to be made in connection with the recapitalization of our equity that will occur prior to the completion of this offering and the distribution of a portion of the net proceeds from this offering to IAC/InterActiveCorp.

None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(2), Regulation D or Rule 701 of the Securities Act or as transactions not involving the sale of securities.

Item 16.    Exhibits and financial statement schedules.

(a)    Exhibits:    The list of exhibits set forth under "Exhibit Index" at the end of this Registration Statement is incorporated herein by reference.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby further undertakes that:

  (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

  (2)    For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures and powers of attorney

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of              , State of                  , on                  , 2015.

The Match Group, Inc.
By:

Each of the undersigned officers and directors of The Match Group, Inc. hereby severally constitutes and appoints              and              , and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	(Principal Executive Officer)	, 2015
	(Principal Financial Officer)	, 2015
	(Principal Accounting Officer)	, 2015
	Director	, 2015
	Director	, 2015

Exhibit index

Number		Description
1.1	*	Form of Underwriting Agreement
2.1
Stock Purchase Agreement, dated as of July 13, 2015, by and among Match.com, Inc. (now "The Match Group, Inc."), Plentyoffish Media Inc., Markus Frind, Markus Frind Family Trust No. 2, and Frind Enterprises Ltd.
3.1	*	Form of Amended and Restated Certificate of Incorporation of The Match Group, Inc.
3.2	*	Form of Amended and Restated By-laws of The Match Group, Inc.
4.1	*	Form of Common Stock Certificate of The Match Group, Inc.
4.2	*	Form of Class B Common Stock Certificate of The Match Group, Inc.
5.1	*	Opinion of Wachtell, Lipton, Rosen & Katz
10.1	*	Form of Master Transaction Agreement
10.2	*	Form of Employee Benefits Agreement
10.4	*	Form of Investor Rights Agreement
10.6	*	Form of Tax Sharing Agreement
10.8	*	Form of Services Agreement
21.1	*	Subsidiaries of The Match Group, Inc.
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5.1)
24.1	*	Powers of Attorney

*      To be filed by amendment.

†      Indicates a management contract or compensatory plan.